82-2373

03 OCT 27 7:21

ERG

GROUP

Your ref
Our ref CMP-0014-01

23 October 2003

03032908

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Announcement headed "Open Briefing ERG Ltd Chairman on CEO Change-Over"
- Announcement headed "ERG Group Announces CEO Transition"
- Announcement headed "Notice of Annual General Meeting"
- Announcement headed "2003 Notice of Annual General Meeting".

Yours faithfully

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Beth Jones

for **Clare Barrett-Lennard**
Company Secretary

10/29

j:\users\cosec\compliance\cmp-0014\cmp-0014-01\secltr231003.doc

ASX

AUSTRALIAN STOCK EXCHANGE

03 OCT 27 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/10/2003

TIME: 13:20:22

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Open Briefing ERG Ltd Chairman on CEO Change-Over

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

23/10/2003 11:20

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Chairman on CEO Change-over (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 88844 as follows:
Release Time: 23-Oct-2003 13:20:20
ASX Code: ERG
File Name: 88844.pdf
Your Announcement Title: Open Briefing - Chairman on CEO Change-over

88844.pdf

Attention ASX Company Announcements Platform
Lodgement of Open Briefing

ERG
GROUP

open briefing
corporatefile.com.au

ERG Limited
247 Balcatta Road
Balcatta WA 6021

Date of lodgement: 23-Oct-2003

Title: Open Briefing. ERG Ltd. Chairman on CEO Change-Over

Record of interview:

corporatefile.com.au

ERG Group Limited today announced that Peter intended to retire as CEO at the end of December 2003 following a recent accident. He'll be replaced by Dr Allan Sullivan. How was Allan chosen and what does he bring to ERG?

Chairman Tony Shepherd
Obviously we were all shocked by Peter's accident but fully understand and respect his decision. We'd been introduced to Allan about six months ago and had been considering him for various roles in the group, including a senior role in our European operations or an appointment as a non-executive director.

Fortunately, we've been able to reach an agreement quickly for Allan to leave his current employment with Siemens in Europe and return to Australia in the New Year. We did consider other candidates but Allan was our preference due to his technology and engineering background and his strong international business experience. He's worked extensively across Asia and Europe and speaks fluent German and Dutch. We see the German market as a significant opportunity for the group going forward.

We didn't want to go through a drawn-out recruitment process as we have a full order book and our focus is to deliver those projects. Allan has the background to ensure we succeed.

corporatefile.com.au
Did you consider an internal appointment?

Chairman Tony Shepherd
We did. However, our aim was to maintain stability across the group and not change too dramatically what's a relatively new management structure. We have great confidence in our management team but didn't believe an internal candidate was the best choice at this time.

corporatefile.com.au
Given ERG has just undergone an extensive balance sheet restructure and a business turnaround has only just begun, isn't it bad timing for a CEO change-over?

CEO Peter Fogarty
In fact, the timing couldn't be better. The company's now back in great financial shape with strong cash reserves, no bank debt and a very large order book.

Certainly the board has been very supportive of my need to focus on recovery. We've worked together to find the best replacement and ensure the transition will be as seamless as possible.

corporatefile.com.au
Among investors, Peter is identified very strongly with ERG. Do you believe his departure will significantly impact the group?

Chairman Tony Shepherd
As I've said in the media release today, Peter's made an enormous contribution to the group. His efforts over the last 12 months were outstanding and saved the group when it was in a difficult position.

One reason we've asked him to stay on as a consultant to the company is to ensure his retirement has as little impact as possible on the running of the business. This will also ensure the smooth transition to the new CEO and at the same time give comfort to our staff and customers.

corporatefile.com.au
Was any consideration given to Peter's remaining a director of the company?

CEO Peter Fogarty
Yes. The board certainly asked me to remain available as a consultant to it and the new management. But I was reluctant to remain as a director as I believe a former CEO shouldn't be a director, certainly in the early stages, both from a corporate governance perspective and so as not to interfere in the new CEO's ability to lead management.

I certainly want to see the company prosper and achieve what I believe it's capable of. I'll be able to contribute best by working on specific strategic projects and supporting the new CEO.

corporatefile.com.au
Will you retain a shareholding in ERG?

CEO Peter Fogarty
Absolutely. I have tremendous belief in ERG's potential. It has great technology and people, and a fantastic portfolio of reference sites.

corporatefile.com.au
Termination payments to departing CEOs have drawn increasing criticism from shareholders and investors. What payment is the board making to Peter?

Chairman Tony Shepherd
We're sensitive to shareholder concern at large payments to CEOs who've underperformed. This situation is vastly different. Peter's been CEO for 18 years and has operated under a management contract. He'll receive only his lump sum entitlement as per his contract. The total is less than $2 million. He has no superannuation entitlements. We believe this is very fair given Peter's years of service and the fact that he will remain available to the company. He has also entered restrictive covenants until 2005. His consultancy going forward will be based on a retainer and success-related fee.

corporatefile.com.au
After 18 years in the CEO role Peter, what do you consider to be your legacy to ERG?

CEO Peter Fogarty
The 18 years have been somewhat of a roller coaster. When I took over as executive chairman/managing director in 1986, the company had three or four staff and turnover of about $600,000. It was capitalised at less than $10 million. I have great pride in the fact that I led the development of the company to the point where we now have turnover of $300 million, 800 employees and are the dominant player in our industry. I believe my commitment and drive attracted a fantastic group of people who've supported me through the good times and the bad.

Together, we've demonstrated that a small Perth-based company that develops technology locally can rise to be a global leader in its field. Very few Australian companies have been able to achieve that.

I'm particularly pleased we got through the two very difficult years following the tech crash. We were impacted by delays in contract awards and some fairly aggressive media coverage. Notwithstanding those problems, we've rebuilt the balance sheet and secured a solid portfolio of profitable contracts. Importantly, we returned to profitability in the last quarter of 2003 and we're confident the group will be profitable in 2004.

My best possible legacy would be for ERG go on from here and generate the profit it's capable of achieving. That will secure the jobs of all ERG's staff and deliver returns to shareholders.

corporatefile.com.au
Thank you Tony and Peter.

For previous Open Briefings with ERG, visit www.corporatefile.com.au

For more information about ERG, visit www.erggroup.com

ASX
AUSTRALIAN STOCK EXCHANGE

03 OCT 27 7:21

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/10/2003

TIME: 13:21:15

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

CEO Transition

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and hand-delivered company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from 1 March 2003 for announcements **faxed** to CAP
- New CAP fax number from 1 March 2003 for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

23/10/2003 11:21

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - CEO Transition (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 88840 as follows:
Release Time: 23-Oct-2003 13:21:10
ASX Code: ERG
File Name: 88840.pdf
Your Announcement Title: ERG Group Announces CEO Transition

88840.pdf

DATE 23 October 2003

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

MEDIA RELEASE

ERG Group Announces CEO Transition

The Board of ERG Group today announced it has put in place arrangements to allow current CEO Mr Peter Fogarty to step down as CEO in January 2004, following a recent accident. Dr Allan Sullivan, currently a member of the Siemens Building Technology Executive Board and Global Head of the Siemens HVAC Products Division based in Switzerland, will assume full responsibility as CEO from 1 January 2004.

Dr Sullivan's background of 30 years' international experience in the development and operation of engineering and technology companies, particularly in Europe, make him ideally suited to execute ERG's forward strategy. He is Australian born and educated and is fluent in German and Dutch. Dr Sullivan currently has responsibility for 3,500 employees and his division reported net sales of US$675 million in fiscal 2002. His summary CV is attached.

Mr Fogarty has agreed to remain as a consultant to the Company for at least the next two years, working on special projects for the Group and supporting the new CEO to ensure a smooth transition.

In accepting Mr Fogarty's resignation, ERG's Chairman, Mr Tony Shepherd, paid tribute to Peter whom he described as the "creator" of ERG.

"Without Peter Fogarty ERG certainly would not have become a world leader in the supply of integrated ticketing systems," Mr Shepherd said.

Mr Shepherd paid particular credit to Mr Fogarty's efforts in the last 12 months to guide the significant positive transformation of the Company.

"Peter has driven the restructure of the Company and the sale of non-core assets like Proton World International. He has overseen the re-establishment of the Rome contracts and the successful bids for a number of major international projects.

"He will step down as CEO at a time when the Company has a sound balance sheet, a strong order book and no outstanding issues to divert the Company from focusing on profitable project delivery.

"Peter will be available to support Allan in all aspects of the business when Allan assumes full responsibility in January," Mr Shepherd said.

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com
ERG Limited ABN 23 009 112 725 a member of the ERG Group

ERG Group Announces CEO Transition

Mr Fogarty said his recent serious accident and recuperation process had prompted him to accelerate his desire to step down from the demanding role of CEO of the fast growing company.

"However, Dr Sullivan's high level international experience in the development and operation of engineering and technology companies means that ERG will be in good hands and I look forward to working with him to ensure a smooth transition," Mr Fogarty said.

Mr Shepherd confirmed there would be no change in the Company's strategy of securing smart card based ticketing projects that deliver appropriate positive returns to shareholders.

"Dr Sullivan's primary task will be to ensure the profitable and timely delivery of the current group of significant projects," Mr Shepherd said.

"In this respect, Dr Sullivan's extensive engineering and operational experience makes him the ideal replacement as CEO to guide the company through this next phase.

"Looking ahead, his strong insight into the European market will be of assistance in upcoming bids in Europe including Berlin and Copenhagen," he said.

ERG will remain headquartered in Perth, where its global technology centre is based.

On behalf of the Board, Mr Shepherd wished Mr Fogarty and his family the best for the future, and a full recovery from his recent accident.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group has installed systems in major cities throughout the world including Hong Kong, Melbourne, Rome, San Francisco and Singapore with installations in progress in Gothenburg, Seattle, Stockholm, Sydney and Washington DC. ERG has delivered systems that support more than 20 million smart cards in circulation and handle approximately 5 billion transactions per annum. ERG is an Australian-based company, listed on the Australian Stock Exchange and employs 800 people in 11 countries.

ERG Group Announces CEO Transition

Summary CV – Dr Allan Clive Sullivan

DOB	25 May 1947
Residency	Australian citizen
Languages	English, German and Dutch
Qualifications	**University of Sydney** 1966 BSc 1968 BEng Hons 1 (Electrical Eng) 1972 PhD (Electrical Eng)

Professional Experience (Previous 10 Years)

2000 – Present

- **Siemens Building Technologies**
  Global Head HVAC Products Division
  Member of Executive Board

2002 revenue	US$675m
EBIT	US$50m
Staff	3,500

1998 – 2000

- **Siemens Building Technologies (following Siemens acquisition of Electrowatt)**
  Regional President Asia–Pacific
  Member of Executive Board

2000 revenue	US$200m
Staff	2,000

1996 – 1998

- **Electrowatt Corporation (following Electrowatt acquisition of Landis & Gyr)**
  Regional CEO Asia–Pacific
  Member of Executive Board

1997 revenue	US$300m
Staff	2,200

1994 – 1996

- **Landis & Gyr Corporation**
  Regional President Asia–Pacific
  Member of Executive Board

1996 revenue	US$250m
Staff	1,700

File Ref: [illegible]

03 OCT 27 7:21

ASX
AUSTRALIAN STOCK EXCHANGE

Received by
23 OCT 2003
ERG Limited

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2003

TIME: 19:16:28

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Annual General Meeting

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and hand-delivered company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**



ASX.Online@asx.com.au

22/10/2003 17:16

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Notice of AGM (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 88529 as follows:
Release Time: 22-Oct-2003 19:16:23
ASX Code: ERG
File Name: 88529.pdf
Your Announcement Title: 2003 Notice of Annual General Meeting

88529.pdf

ERG

LIMITED

ERG Limited

ABN 23 009 112 725

NOTICE OF ANNUAL GENERAL MEETING

AND

EXPLANATORY MEMORANDUM

Place of Meeting:
Grand River Ballroom, Sheraton Perth Hotel, 207 Adelaide Terrace, Perth

Date of Meeting:
Wednesday 26 November 2003

Time of Meeting:
10.30am

NOTICE OF ANNUAL GENERAL MEETING

ERG LIMITED
ABN 23 009 112 725

Notice is given that the 2003 Annual General Meeting (**AGM**) of the shareholders of ERG Limited (the **Company**) will be held on Wednesday 26 November 2003 at 10.30am at the **Sheraton Perth Hotel in the Grand River Ballroom, 207 Adelaide Terrace, Perth, Western Australia.**

Ordinary Business

Receiving Financial Statements

To receive the financial report of the Company and the entities it controlled for the year ended 30 June 2003, together with the statements and reports of Directors and auditors attached to the accounts.

Resolution 1: Re-election of Directors

To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

Resolution 1.1 – Re-election of Mr Anthony Francis Shepherd

"That Mr Anthony Francis Shepherd, being a Director of the Company who was appointed by the Board of Directors as an additional Director since the last AGM, retires pursuant to Rule 7.1(e)(i) of the Company's Constitution and, being eligible, is re-elected as a Director of the Company."

Resolution 1.2 – Re-election of Mr Duncan Paul Saville

"That Mr Duncan Paul Saville, being a Director of the Company who was appointed by the Board of Directors as an additional Director since the last AGM, retires pursuant to Rule 7.1(e)(i) of the Company's Constitution and, being eligible, is re-elected as a Director of the Company."

Explanatory Memorandum

Shareholders are referred to the Explanatory Memorandum accompanying and forming part of this Notice of Meeting.

Entitlement to Vote

For the purposes of the meeting, the Directors have determined that ordinary shares in the Company will be taken to be held by the persons who are the registered holders at 10.30am (WST) on Monday 24 November 2003. Accordingly, share transfers registered after this time will be disregarded in determining entitlements to attend and vote at the meeting.

Proxy Information

A member entitled to attend and vote at a meeting of shareholders of the Company is entitled to appoint not more than two proxies to attend and vote instead of the member. If two proxies are appointed, and a member does not specify the proportion or number of the member's votes, each proxy may exercise half of the member's votes.

A member may direct an appointed proxy to vote "for" or "against" any resolution or abstain from voting. A member may also leave the manner in which the proxy may vote open for the proxy to decide after discussion at the meeting.

A proxy need not be a member of the Company.

A Proxy Form accompanies this Notice. For the purposes of the receipt of proxy forms, please either send, or facsimile, the form to:

The Company Secretary
ERG Limited
C/- Computershare Investor Services Pty Ltd
GPO Box D182
Perth WA 6840
Facsimile: +61 8 9323 2033

by no later than 10.30am on Monday 24 November 2003.

By order of the Board

Clare Barrett-Lennard
Company Secretary

Explanatory Memorandum to Shareholders for the Notice of Annual General Meeting to be held on Wednesday 26 November 2003 at 10.30am

This Explanatory Memorandum has been prepared to assist shareholders of ERG Limited in understanding the business to be put to shareholders for their consideration and, if thought fit, approval at the forthcoming Annual General Meeting of the Company.

The Directors recommend that you read this Explanatory Memorandum and attend the forthcoming Annual General Meeting.

Resolution 1 – Re-election of Directors

In May 2003, your Directors announced the appointment to the Board of Mr Anthony (Tony) Shepherd as Chairman and Mr Duncan Saville as a Non-Executive Director.

Tony Shepherd has over 30 years' experience in the commercialisation and development of major public and private infrastructure projects both in Australia and South-East Asia. Mr Shepherd has had an extensive career with the Transfield Holdings Group, which commenced in 1978, and is currently the Non-Executive Deputy Chairman of Transfield Services Limited (since 2001). Mr Shepherd commenced his career in the Federal Public Service and worked in several positions including a three-year posting to the Australian Embassy in Washington DC.

Duncan Saville, a Chartered Accountant, is the principal of a funds management group. He is an experienced director and currently holds directorships of a number of infrastructure funds, a water utility company and an international airport company.

File Ref: CMP-0014-01

ASX
AUSTRALIAN STOCK EXCHANGE

Received by
23 OCT 2003
ERG Limited

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 22/10/2003

TIME: 19:22:41

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Annual Review

PLEASE NOTE:

In accordance with Guidance Note 14 of ASX Listing Rules –

- Use of ASX Online for lodgement of company announcements becomes mandatory from **1 July 2003**
- **Handwritten** and **hand-delivered** company announcements are no longer accepted
- Fee of A$38.50 (including GST) applies from **1 March 2003** for announcements **faxed** to CAP
- New CAP fax number from **1 March 2003** for announcements sent within Australia is **1900 999 279**

ASX.Online@asx.com.au

22/10/2003 17:16

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Notice of AGM (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 88529 as follows:
Release Time: 22-Oct-2003 19:16:23
ASX Code: ERG
File Name: 88529.pdf
Your Announcement Title: 2003 Notice of Annual General Meeting

88529.pdf

ASX.Online@asx.com.au

22/10/2003 17:22

To: bjones@erggroup.com, koswald@erggroup.com, sduffy@erggroup.com, ggeen@erggroup.com
cc:
Subject: ERG - ASX Online e-Lodgement - Annual Review (Ref: CMP-0014-01)

ASX confirms the release to the market of Doc ID: 88546 as follows:
Release Time: 22-Oct-2003 19:22:35
ASX Code: ERG
File Name: 88546.pdf
Your Announcement Title: 2003 Annual Review

88546.pdf


Smithsonian

ERG GROUP

ERG GROUP
2003 Annual Review

Contents

ERG Limited's annual report consists of two documents – the 2003 Annual Review and the 2003 Financial Report. The Annual Review details the Group's operations and contains statutory information.

Notice of Annual General Meeting

The Annual General Meeting of ERG Limited will be held at the Sheraton Perth Hotel, 207 Adelaide Terrace, Perth, Western Australia on Wednesday 26 November 2003 at 10.30am.

Company Information

ERG Limited
ABN 23 009 112 725

Board of Directors
A F Shepherd (Chairman)

Executive Director
P J Fogarty (Chief Executive Officer)

Non-Executive Directors
D J Humann
D P Saville
R N Topfer

Chief Financial Officer
Y S Kwa

Company Secretary
C L Barrett-Lennard

Registered Office
247 Balcatta Road
Balcatta Western Australia 6021
Telephone +61 8 9273 1100
Facsimile +61 8 9273 1189
Website www.erggroup.com
Email info@erggroup.com

Share Registry
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone +61 8 9323 2000
Facsimile +61 8 9323 2033
Website www.computershare.com
Email perth.services@computershare.com.au

Auditors
Deloitte Touche Tohmatsu
Central Park
Level 16, 152–158 St George's Terrace
Perth Western Australia 6000

Australian Stock Exchange Listing
Australian Stock Exchange Limited
(Home Exchange: Perth, Western Australia)

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York NY 10286
Telephone +1 212 815 2276

Banks

Australia
Australia and New Zealand Banking Group Limited
Babcock and Brown Pty Limited
Bank of Western Australia Limited
National Australia Bank Limited
St George Bank Limited

International
Citibank
Deutsche Bank AG
The Hong Kong and Shanghai Banking Corporation Limited
ING Bank
National Westminster Bank plc

ERG Group

The ERG Group is an innovative, global technology company that operates in the automated fare collection (AFC) and multi-application smart card industries. ERG's objective is to be the most profitable company providing fare management systems and services in the transit environment.

ERG is focused on the application of smart cards for fare collection in the transit industry. The nature of a transit environment provides a compelling business case for the initial adoption of a viable card base in a particular region. A critical element of any AFC system is the central computer processing system capable of managing the personalisation and issuance of smart cards, the smart card database, financial reconciliation and data management. The Group has invested significant effort and funds in developing the world's most advanced transit smart card processing system in operation today and is clearly the world leader in the supply and operation of fully integrated multi-operator transit smart card systems.

ERG has built an enviable position in the market for commercial adoption of smart cards. The Group has a portfolio of AFC system reference sites—including cities such as Hong Kong, Rome, San Francisco and Singapore—that is unrivalled. In the past 12 months, ERG has also won or delivered contracts (either directly or in conjunction with its associates) in Bordeaux, Gothenburg, Las Vegas, Oslo, the Rhein–Ruhr region, Seattle, Stockholm, Sydney, Wales and Washington DC. ERG's systems support more than 20 million smart cards and process approximately 5 billion smart card transactions globally every day.




407

Highlights

- Over $650 million in new automated fare collection contracts:
  - Lazio, Italy ($43 million)
  - Seattle ($120 million)
  - Stockholm ($49 million)
  - Sydney ($370 million)
  - Washington DC ($40 million)
  - ERG associate, Prepayment Cards Limited, awarded Yorkshire ($60 million)
- $65 million settlement to ERG subsidiary for outstanding Melbourne claims
- Signed Teaming Agreements with Northrop Grumman IT for United States market and T-Systems International for the German, Swiss and Austrian markets
- Australian Export Finance and Insurance Corporation providing $25.6 million in project performance bonds
- Recapitalisation and balance sheet restructure
  - Proton World subsidiary sold for $94.6 million
  - Rome contract restructured returning in excess of $50 million
  - Sold ECard shareholding for $5 million
  - Noteholders and shareholders approved $250 million debt to equity conversion
  - Restructure of Board of Directors
  - Paid out unlisted convertible notes
  - 10 for 1 consolidation of share capital

Financial Summary

	2003 $000	2002 $000
Total revenue	**327,631**	301,552
Significant items	**(114,204)**	(165,300)
Operating profit (loss) before interest, tax, depreciation and amortisation	**(140,684)**	(142,037)
Total research and development expenditure	**(16,956)**	(23,177)
Net interest payable	**(18,643)**	(22,052)
Income tax expense	**(347)**	(3,661)
Earnings before interest and tax	**(179,268)**	(218,166)
Net profit (loss) attributable to members	**(198,258)**	(243,879)
Total assets	**409,502**	670,136
Total interest-bearing liabilities	**57,647**	347,098
Total equity	**198,715**	151,747
Depreciation and amortisation*	**38,584**	38,158
Earnings per share	**(188.8) cents**	(316.6) cents
Net tangible assets per share	**36 cents**	(116) cents
Number of employees and contractors	**787**	896

* *Excluding significant items*



Chairman's Overview

On behalf of the Board of Directors, I present to you the 2003 annual report. I am pleased to have joined the Board at, what I believe is, an exciting and challenging time in the development of the ERG Group.

ERG has been through a difficult two years; however, the significant progress made this year has positioned the Company to turn the corner.

We have successfully addressed three major issues this year that, in conjunction with the new projects we have won, lay the foundation for a return to profitability, namely:

1. Shareholders and former convertible noteholders voted in favour of a major capital restructure during the year that saw $250 million in listed convertible notes converted into ordinary shares and a subsequent share consolidation. This transaction has had a positive effect on our balance sheet, profit outlook and cash flow. As a Board, we are grateful for the support shown by our investors.
2. The sale of our subsidiary Proton World returned a significant sum of capital to the Company. The sale also had a positive effect on profitability, through the removal of amortisation charges and operating losses, and allows us to focus on our core business. Although the transaction resulted in a book loss, the Group has the ability to earn future prospective income from royalties which could substantially recover the loss.
3. We have restructured our contract for the project in Rome and the surrounding region of Lazio to return capital to the Company and improve profitability.

These achievements have transformed our balance sheet; removed $40 million from our annual depreciation, amortisation and interest charges; and left the Group with cash of $54 million and no bank debt. While we have been dealing with these issues, we have also secured and commenced new major projects in Seattle, Stockholm, Sydney and Washington DC. We also expect the second phase of projects in Rome and San Francisco to move ahead during the 2004 financial year. Our actions this year have not only addressed our cost structures, but also ensure that revenue growth lies ahead.

Following a comprehensive review, the Board resolved to write down various intangible assets and make provisions for diminution in value against the carrying value of a number of current and non-current assets, totalling $114.2 million. Our aim was to ensure that the valuation of the Company's assets was fair and reasonable. These significant items were the major contributor to the loss of $198.3 million reported this year.

A snapshot of the Company at 30 June 2003 shows:

- net assets of $198.7 million
- cash reserves of $54.2 million, of which $31.3 million is committed as security for performance bonds
- interest-bearing debt to equity ratio of 29 per cent
- contracted order book of over $650 million.

The primary challenge in the year ahead is to deliver our major projects simultaneously in a timely and profitable manner. I can assure our customers and shareholders that this will be the primary goal of the Board and management.

We also have a number of significant tender opportunities in the coming 12 months, primarily in Europe and North America, with the largest being for the cities of Berlin and Copenhagen. We will be selective in our bidding, pursuing only those projects we believe the Group can win and which provide the best opportunities for us to deliver returns to shareholders. We will continue to partner selectively on major projects.

Chairman's Overview

The accompanying report from our Chief Executive Officer, Mr Peter Fogarty, and the Review of Operations provide details on the Group's performance and outlook.

The Company is focused on the revenue opportunities from long-term operating and maintenance contracts—both existing and prospective—as well as non-transit smart card applications. The advantages of this approach will:

- help balance the peaks and troughs of supply and installation contracts through long-term revenue
- assist in building relationships with our customers and grow a culture of customer satisfaction
- provide long-term relationships which are obviously good for repeat business and up-selling of new products/updates
- create a potential source of significant transaction-based revenue from non-transit applications. The growth in this area benefits the whole smart card sector.

From an organisational point of view, the Board supports the current regional structure with technology development largely centred in Perth with a smaller technology group in Brussels. However, there will continue to be a strong emphasis on worldwide integration of effort and transparency across the whole organisation. Unnecessary duplication and overlap will continue to be rationalised. We will also continue to focus on reducing the cost of goods sold.

The Company is investing significantly in its project and financial management systems to ensure proper project control, timely and accurate reporting, and early warning on any issues that may arise.

The Board is reviewing and strengthening its corporate governance and the major initiatives include:

- early compliance with the new Australian Stock Exchange best-practice guidelines
- uniform accounting policies across the Company in accordance with international and local standards covering such issues as capitalisation, treatment of research and development, amortisation and write-offs
- the direct participation by the Board in the assessment of significant tenders and contracts.

The Board determined that a dividend would not be declared for the year ended 30 June 2003.

I would like to record the appreciation of the Company for the work of the previous Board, led by Mr Sandy Murdoch. The last two years have been particularly difficult but the Company, although facing many challenges, is now on a much sounder footing.

Following the Rome settlement in September 2003, the Company has a sound balance sheet; great opportunities; a unique capability in automated fare collection, particularly in systems integration and central computer processing systems; and an experienced and committed management team. On behalf of the Board, I thank all staff for their significant contribution over the past 12 months. Our challenge is to return the Company to profitability as soon as possible and the Board and management are totally committed to achieving this objective.

Tony Shepherd
Chairman



Chief Executive Officer's Report

The 2003 year was one of enormous challenges as the Group struggled to overcome continued delays in the commencement of projects, yet maintain its core resources.

The delays in the commencement of projects saw operating revenues fall 24 per cent to $205.6 million. In addition, we made various write-downs against assets and created provisions against the carrying value of assets totalling $114.2 million. The reduced revenue and significant items were the two key elements of our full-year loss of $198.3 million.

Importantly, the Group's financial performance improved significantly in the second half of the financial year. Excluding the significant items, our EBITDA (earnings before interest, tax, depreciation and amortisation) loss narrowed from $25.4 million in the first half to $1.1 million in the second half. Our operating activities generated $6.5 million cash in the second half compared with an outflow of $3.5 million in the first half.

This overall level of loss is certainly disappointing; however, the second half contained elements that begin to demonstrate the positive effects of the significant initiatives we have undertaken during the year.

During the past 12 months, we continued to make considerable changes to our operations and management structure. The basic objectives were to:

- secure the new contracts we believed the Group could win
- restructure our balance sheet so as to eliminate the cash outflow, particularly the interest on the convertible notes, during a period when sales were depressed
- refocus our business on the fare collection activities which is where the Group is clearly strongest. As part of this we reviewed all assets and made the decision to dispose of non-core assets
- restructure our Board and management to reduce cost/overheads and put the Group in the best position going forward
- return the Group to profitability and positive cash flow.

I am pleased to report that all these objectives were achieved, although profitability was only achieved from operations in the last quarter of the year. This, nevertheless, represents a considerable improvement over the previous 21 months.

A brief review of how these objectives were achieved is as follows:

New Contracts

During the year, the Group won new contracts in its three main regions. In Asia-Pacific, we won the major contract in Sydney, valued at approximately $370 million. We were unsuccessful in Brisbane and Perth where contracts were awarded to two different competitors. These two contracts were awarded at prices which, we believe, were unrealistic compared to the scope of work required.

In the Americas, we won contracts in Las Vegas, Seattle and Washington DC. We also completed Phase 1 of the San Francisco project and expect to move to Phase 2 during the 2004 financial year. This gives the Group over A$200 million of revenue in the United States.

In Europe, we won new contracts in Luxembourg and Stockholm and a number of smaller contracts in France and Portugal. Through our joint venture companies, Prepayment Cards Limited in the United Kingdom and card.etc AG in Germany, we delivered contracts in Wales and the Rhein–Ruhr region respectively.

Chief Executive Officer's Report

Overall, the Group successfully concluded contracts having a total revenue stream (supply and operate) of over $650 million. These contracts will add to our considerable reference base globally and reaffirm ERG as the clear leader in the supply and operation of fully integrated, multi-operator smart card systems for public transport.

Balance Sheet Restructure

The restructuring of the balance sheet was a substantial undertaking and required the support of both noteholders and shareholders. It was successfully completed in June this year with $250 million of new equity being converted and the removal of $18.75 million of interest annually.

In addition to the note conversion, we also targeted all other balance sheet items that could reduce both debt or amortisation and depreciation. As a result, we sold assets (detailed below) and also paid out the remaining unlisted convertible notes and all bank debt.

During the year, net interest-bearing liabilities of $23.2 million were paid out, which included the unlisted convertible notes. Our balance sheet now has a healthy interest-bearing debt to equity ratio of 29 per cent.

The balance sheet has cash reserves totalling $54.2 million, of which $31.3 million is on deposit as security for performance bonds on projects. This cash is classified as a non-current receivable. Our cash position is expected to be further enhanced by a $25 million bonding facility that has been provided by the Australian Export Finance and Insurance Corporation. This facility will release $5 million in cash currently on deposit and free up a further $20 million.

The restructure of our contracts in Rome and Lazio following year-end converts depreciating assets into cash and will remove annual depreciation of $7 million. Once these contracts are signed, we should receive $75 million in cash during the 2004 financial year and an additional $25 million the following year.

We are confident the Group has the correct balance sheet structure and sufficient cash reserves to profitably deliver our current projects.

Refocusing of Activities

ERG sought to replace the lost revenue from the telecommunications business that was sold in 2001 with new expanded activities in the smart card sector. These activities included joint ventures with major banking and telecommunications groups interested in exploiting smart cards.

In mid-2001, ERG negotiated the purchase of Proton World. This gave the Group a strong position in the banking sector for smart cards with Proton World having relationships with American Express, Visa, all the Dutch and Belgian banks, and many other organisations. Unfortunately, the global IT downturn subsequently flowed through to most industries and particularly to the smart card sector. The banks and major card companies also pushed back their plans to introduce smart card technology. As a result, the performance of Proton World did not meet expectations.

During the year, STMicroelectronics (ST) approached ERG with a view to buying Proton World. At the same time, management had determined that the Group's focus should be in the transit fare collection business and that the sale was in ERG's best interests.

Accordingly, Proton World was sold as was the smart card joint venture with the Australia and New Zealand Banking Group Limited and Telstra Corporation Limited called ECard. These transactions realised cash of approximately $54 million for the Group.

Although the Proton World transaction realised an accounting loss, the Group has the ability to earn approximately $38 million from future royalties, payable by ST. None of this future royalty income has been accounted for in the loss calculation.

Collectively these transactions have eliminated $136.8 million of goodwill and realised cash of $54 million. The transactions have an important impact on the Group's financial position, removing $15 million of amortisation annually, as well as annualised losses of $2–3 million.

Board and Management Restructure

The restructure of the Board of Directors was part of the note conversion. I would like to add my thanks to the previous Board members who showed extreme resilience during a difficult period. The new Board members have shown strong support for management and a commitment to returning the Group to profitability.

To assist this objective, significant changes were made to management and staff during the year. The regional structure was consolidated and several changes made in senior management roles. Several long-term employees, who played a vital role in the development of ERG, retired after 15 years of service to the Group.

The overall objective was to resize our business to a level where overheads were in balance with the delays being experienced in the transit sector. In total, approximately $30 million has been cut from overheads in the past 18 months.

Return to Profitability

The Group returned to profitability at an operating level in the last quarter of the 2003 financial year. Importantly, the last six months of the year were cash-flow positive.

The turnaround came about as a result of the impact of our cost-cutting initiatives and the commencement of new projects.

Only some of the new projects commenced in the final quarter. From July 2003, they progressively accelerate with all projects contributing to the projects, supply and installation segment by the end of the calendar year.

The Group's main focus will be to deliver these projects in a timely and profitable manner, further adding to our global reference sites. In addition, we are selectively targeting new tenders, both in our own right and with new alliance partners.

In the past two years, the Group's performance has been far from satisfactory. Management is totally committed to returning the Group to profitability in 2004 and building positive operating cash flow. Although there will continue to be challenges, I believe we have put the major ones behind us and look forward to seeing the Group consolidate its position to be the most successful and profitable company in its sector.

In conjunction with the new Board, we have carried out a full review of the Group's activities and are currently completing our strategic plan for the next five years. The plan targets consistent growth in profitability and to remain the supplier or operator of choice for our customer base globally.

Our regional structure will provide the customer interface and support in our three major markets. In the past 12 months we have made enormous inroads to the American market winning new contracts in Las Vegas, Seattle and Washington DC. In the coming 12 months, there is a considerable amount of new business that the Group will pursue, particularly in Europe where major tenders in Denmark and Germany are expected.

In addition to the delays that impacted upon our business over the past 24 months, we also suffered through delays in software development and budget overruns on projects. These were largely caused by our major software development taking longer than anticipated. However, I am pleased to say that we have now completed the major part of that development and can more readily deliver solutions in a timely manner to our customers.

Our software is extraordinarily complex as it has to support card issuance, card management, data management, financial reconciliation and security. In particular, it has to manage high volumes of transactions on a daily basis – something our competitors cannot do. Recently one of our installed systems was tested by external experts and proven to be capable of handling 42 million transactions daily. This transaction volume is larger than the requirements of any individual city and allows the processing of transactions from multiple sites through one installation. We are also able to provide small-city solutions in addition to our large-scale software solutions.

During the year, we restructured our research and development and the management responsible for those activities. We have retained all core technology expertise and will manage resources according to contract demand.

The transit smart card sector has also been impacted upon by delays in the finalisation of standards for both smart cards and integrated ticketing. These standards are complex and have largely evolved on a country-by-country basis. Standards for both Germany and the United Kingdom are expected to be completed by the end of 2003 and this should allow an increasing number of new projects to move forward. ERG is actively involved in the standards committees and fully supports standardisation and open technology solutions.

Outlook

The Group now has an improved structure in order to achieve its goals. We have a balance sheet better suited to our business and our actions this year have successfully addressed the Group's cost structure while ensuring new sources of revenue from major project wins.

Following year-end, a new $60 million contract win in Yorkshire, UK by our associate Prepayment Cards Limited, and an alliance in Germany, with Deutsche Telekom subsidiary T-Systems, significantly strengthen our position in both of these markets.

Our portfolio of long-term operating and maintenance contracts will increasingly reduce our exposure to the vagaries of new contract timings. Over time, we expect these contracts to drive a more consistent and predictable earnings stream for the Group.

I assure shareholders that every effort is being made to deliver on our objective of improving profitability.

Peter Fogarty
Chief Executive Officer





Board of Directors

ANTHONY SHEPHERD, BCOM

Chairman

Audit and Risk, Remuneration and Nominations Committees

Anthony (Tony) Shepherd was appointed to the Board as Non-Executive Chairman in May 2003. He has over 30 years' experience in the commercialisation and development of major public and private infrastructure projects both in Australia and South-East Asia. Mr Shepherd has had an extensive career with the Transfield Holdings Group, which commenced in 1978, and is currently the Non-Executive Deputy Chairman of Transfield Services Limited (since 2001). Mr Shepherd commenced his career in the Federal Public Service and worked in several positions including a three-year posting to the Australian Embassy in Washington DC.

He is also a Director of ADI Limited, Vice President of the Australian Council for Infrastructure Development Ltd and a Trustee of the Sydney Cricket and Sports Ground.

PETER FOGARTY, LLB

Chief Executive Officer

Document Execution Committee

Peter Fogarty joined the Board as a Non-Executive Director in 1984 and was appointed Executive Chairman in 1985. In 1991, he was appointed Chief Executive Officer and Managing Director. Previously he was a partner of a major Australian legal firm specialising in corporate and taxation law.

DAVID HUMANN, FCA, FCPA

Audit and Risk Committee Chairman

Document Execution, and Remuneration and Nominations Committees

David Humann joined the Board as Non-Executive Director in January 1998. He was previously a member of both the Price Waterhouse World Board and Executive Management Committee based in London and New York, Managing Partner for Asia–Pacific, and Senior Partner of Price Waterhouse Hong Kong and the People's Republic of China firms. He was formerly a Member of the Australian and New Zealand firms' Policy and Executive Management Committee.

Mr Humann is presently Chairman of McMahon Holdings Ltd, Mincor Resources NL, Tethyan Copper Company Limited, Matrix Metals Limited and Westcoast Mining Limited. He is also a Director of Ticor Limited.

DUNCAN SAVILLE, BCOM (HONS), BSC (HONS), FCA, ASIA

Audit and Risk Committee,

Remuneration and Nominations Committee Chairman

Duncan Saville was appointed to the Board as Non-Executive Director in May 2003. Mr Saville, a Chartered Accountant, is the principal of a funds management group. He is an experienced director and currently holds directorships of a number of infrastructure funds, a water utility company and an international airport company.

ROBERT TOPFER, LLB, BA

Remuneration and Nominations Committee

Robert Topfer was appointed to the Board as Non-Executive Director in October 2002. He is currently a director of Babcock and Brown and was previously a founding partner of Atanaskovic Hartnell and prior to that a partner of Allen Allen and Hemsley. He brings 16 years of specialist structured and corporate finance experience across many industry sectors.

In addition, Mr Topfer has considerable experience in large projects, takeovers and structured equity and debt raisings.

Review of Operations Overview

The ERG Group is focused on providing the best automated fare collection (AFC) solutions to its customers globally.

The Group has created a portfolio of major AFC infrastructure installations throughout the world from which it generates annuity style recurring revenues. The infrastructure systems include a sophisticated central computer processing system developed by ERG to handle the transactions generated from the smart card base.

This strategic focus creates two key phases in the relationship with the Group's customers. Firstly, there is the initial installation of an AFC transit system that generates revenue similar to any major engineering or building contract.

Secondly, following the system installation, ERG will generally then earn revenue from the maintenance and/or outsourced operation of the system. These recurring revenues are typically governed by long-term contracts.

The Group's business segments outlined below include projects operated within ERG Transit Systems and ERG Card Systems. The major operations of ERG are reviewed within these business units. The current focus of the Group's activities is to deliver in a timely and profitable manner the large transit projects it has recently been awarded. Investments within ERG Card Systems have been rationalised during the year to enhance the financial position of the Group and to maintain focus on the transit projects.

Projects, Supply and Installation

Revenue for the supply and installation of AFC systems throughout the world was $89.0 million, with an operating loss of $4.2 million before depreciation, amortisation and significant items. Revenue was substantially down from the previous year's figure of $140.4 million due to the delay in commencement of major projects, the majority of which commenced in the final quarter of the financial year. This segment is expected to be the primary driver of revenue growth in the 2004 financial year with the installation phase of projects in Lazio, Seattle, Stockholm, Sydney and Washington DC; and San Francisco Phase 2 scheduled to be in progress.

Operation and Maintenance

The operation and maintenance segment generates revenue from an AFC installation once the system is operational. This segment has previously been referred to as the infrastructure and cards segment. Revenue from these sources decreased to $115.7 million from $139.9 million in the previous year; however, the prior year included amounts related to the settlement of scope creep claims for the Melbourne project. Profitability of the segment improved significantly during the year with an EBITDA (earnings before interest, tax, depreciation and amortisation) profit of $9.2 million before significant items. During the financial year, the outsourced operation of the Melbourne and Rome projects was the largest individual contributor to this segment; however, the accounting profitability was impacted upon by the sizeable depreciation charges against the large-scale infrastructure assets. This situation will be improved moving forward with the restructure of the Rome contract removing $7 million in annual depreciation charges.

In addition to Melbourne and Rome, maintenance contracts in Hong Kong and Singapore contribute to this segment. The infrastructure segment of the business also includes an equity-accounted share of the result of ERG's joint ventures and alliances which leverage off the smart card base created by a transit project.

Corporate and Financing

This segment of the business provides the technology, financing, business development and administrative support to the two operational segments outlined above. It incorporates all aspects of the Group's operations that do not specifically relate to customer activities. The technology (including research and development) division supports all Group projects and designs and develops hardware and software for those projects.

Financial Performance

The financial contribution from each of the above business segments is as follows.

	Projects, Supply & Installation $m	Operation & Maintenance $m	Corporate & Financing $m
Revenue*	89.0	115.7	19.4
Operating result before depreciation and amortisation*	(4.2)	9.2	(54.4)
Depreciation and amortisation*	(2.0)	(23.8)	(12.7)
Segment result before tax*	(6.2)	(14.6)	(67.1)
Total assets	100.3	171.1	138.1

* *Excluding significant items*

ERG

TRANSIT SYSTEMS

Review of Operations ERG Transit Systems

ERG Transit Systems includes all operations of the ERG Group involved in the design, development, supply, installation and operation of AFC systems for customers in the public and private sectors.

The Group's major projects are predominantly smart card based systems; however, some of the projects can also incorporate paper and magnetic tickets.

Projects in the AFC business initially contribute revenue to the projects, supply and installation segment during their build phase. Once the project is installed and operational, it then contributes to the operation and maintenance segment through maintenance and/or outsourced operational revenues.

Major Projects

Below is a summary of the Group's major projects.

Las Vegas

In September 2002, ERG was awarded the contract to install a smart card based fare collection system for the Las Vegas Monorail. The contract was awarded by Bombardier Total Transportation Systems, a unit of Bombardier Inc, a Canadian-based diversified manufacturing and service company.

The Las Vegas monorail system is scheduled to be opened to the public in early 2004 and is expected to carry 19 million passengers in its first year of operation. The monorail will service 60,000 hotel rooms and the world's largest convention centre. There will be seven stations built in the first phase of the project and future extensions are expected.

The system will provide contactless smart cards as well as magnetic tickets for fare media. In addition, ERG has been contracted to install its central computer processing system which will be capable of expansion into multiple applications for smart cards including electronic purse for resort properties, security access and loyalty schemes. The monorail smart card scheme can also be integrated in the future with other transport modes such as the bus network.

Melbourne

Following the claims settlement in May 2002 with the Victorian Government, ERG's subsidiary, OneLink Transit Systems, will be paid $65 million of which the majority has been received.

As part of this settlement, OneLink's service contract was amended to include a system for performance bonuses and penalties under a new Customer Defined Availability (CDA) Agreement. The first key challenge for OneLink under the CDA Agreement was to pass a qualifying event regarding system availability. The qualifying event was staged over the period from November 2002 to February 2003 and was successfully completed by OneLink with a comfortable margin.

The system has consistently performed at high availability levels over the past two years, primarily due to the improved management of vandalism.

Under the restructured performance measures, Melbourne's automated ticketing equipment performance levels are among the most stringent in the world. The transit operators have used a variety of factors in order to set performance measures with a focus on machine availability.

With the qualifying event successfully completed and the continued improvement to the level of product standards, customer satisfaction is at an all time high in Melbourne. Ticket sales continue to increase, with further improvement programs planned for the near future.

Rome

During the year, the contracts for the Rome and Lazio projects have been significantly restructured in two components. The new structure will return approximately $100 million to ERG and improve the Group's profitability.

The first component of the restructure involved approval for the Phase 2 rollout of the smart card based AFC system into the Lazio region surrounding Rome. The expansion will generate revenues of approximately $43 million to ERG during the installation period.

Under the terms of the original contract, ERG contracted with ATAC, the operator of the transport system in Rome, to deliver a smart card based AFC system for Rome and the surrounding region of Lazio. However, due to political change and issues outside ERG's control, ERG was prevented from proceeding with the Phase 2 rollout into Lazio in accordance with the timeframe originally contemplated.

The restructured agreement allows ERG to contract directly with Cotral, the operator of the Lazio system, for the rollout of its smart card AFC system in that region. Accordingly, ERG and Cotral have entered into a separate agreement under which Cotral will own the equipment, which is expected to be delivered and installed by ERG over the next 18 months, with 400,000 smart cards ultimately in circulation.

The second component of the restructured contracts, completed subsequent to year-end, involves the existing installation in Rome that has been operating successfully since April 2001. The system currently supports approximately 500,000 cards in circulation. ATAC has contracted with ERG to purchase the public transport ticketing hardware, with the exception of the central clearing house; and to establish a new company, which will be jointly owned with ERG, to operate the system moving forward. ERG will be paid a total of approximately $51 million for the hardware, technology rights and additional software services. In addition, ERG will have an ongoing involvement in the operation of the system for a minimum of eight years, receiving a share of the profits generated and ongoing software fees.

As at 30 June 2003, ERG owned the fare collection equipment installed in Rome and carried the assets on its balance sheet. The assets were being depreciated at an annual rate of $6.8 million over the term of the original operating contract. The sale to ATAC will remove these assets from ERG's balance sheet, replacing them with cash, while eliminating the depreciation charges moving forward.

San Francisco

Phase 1 of the San Francisco TransLink® pilot project, which was granted final acceptance by the Bay Area's Metropolitan Transportation Commission (MTC) in August 2003, was an outstanding success among transit patrons and system operators. This initial phase involved select bus, ferry, and light, medium and heavy rail routes within the Bay Area's six largest transit operators. It included the implementation of a central clearing house based in Concord, California to process transactions and settle payments, and the creation of a customer service centre. It also involved installation of more than 1,500 pieces of equipment, including fare payment processors, add-value machines, portable hand-held readers, ticket office terminals and point-of-sale devices for retail outlets.

The MTC has moved forward with an order for over 4,000 pieces of equipment needed to launch Phase 2 and full system implementation. ERG is currently in the design process for Phase 2, with installation of the equipment expected to commence in the 2004 financial year.

ERG has provided an application development kit for software that will be incorporated into new electronic parking meters installed in San Francisco during 2003. The software will allow the TransLink® card to be used for payment at parking meters throughout the city. The pilot program for the smart card enabled parking meters is expected to begin at the end of 2003 and rollout in 2004.

Seattle

In February 2003, ERG signed an agreement with seven public transportation agencies for the establishment of a regional fare collection system covering Seattle and the Central Puget Sound area of Washington State. The seven agencies include Community Transit, Everett Transit, King County Metro Transit, Kitsap Transit, Pierce Transit, Sound Transit, and Washington State Ferries.

The contract is worth approximately $120 million to ERG for the system implementation and management for a ten-year term once the system is operational. Work has commenced, with the first phase expected to be in live operation within two years.

The project involves the design and implementation of a "seamless" smart card system across 2,100 buses, light rail, commuter rail and ferry services throughout the region, as well as the fare card and services management for ten years after implementation. The tender was initiated by the agencies in order to establish a common fare system utilising smart cards in order to better coordinate their

respective services and improve the availability, reliability and convenience of public transportation.

The Seattle region collectively generates approximately 130 million passenger journeys per year and more than $250 million in annual passenger revenues. It is expected that 400,000 smart cards will be initially issued on commencement of the project. Non-transit applications such as parking and tolling may be added to the system at a later stage.

ERG will use its San Francisco smart card transit service bureau to provide all of the required services including card issuance, management, maintenance and the clearing and settling of transactions. As such, it ideally complements the San Francisco transit smart card project and will produce significant operating synergies across both locations.

Singapore

The ERG designed and installed smart card ticketing system in Singapore, known as ez-link, has been in full operation on the public transport network for just over one year. The system has been a huge success with over 4 million smart cards sold to the public; 3.5 million passenger trips per day; and over 7 million financial transactions processed daily at the central clearing house. In the first half of 2003, the central clearing house processed over 1 billion financial transactions.

The Singapore System is one of the largest integrated smart card based transit systems in the world with more than 24,000 readers in place across the six transit operators covering bus, rail and light rail. It is more advanced than the original system installed in Hong Kong as the software and capability have been significantly upgraded.

Stockholm

In April 2003, ERG signed a contract with Stockholm's public transport authority, AB Storstockholms Lokaltrafik (SL), to implement a smart card based AFC system throughout Greater Stockholm.

The project, known as Resekortet ("the Travel Card"), will generate revenues in excess of $49 million plus maintenance to ERG over the term of the system implementation.

The contract involves the upgrade of the current rail and metro magnetic ticketing system to ERG's faster, more efficient smart card platform, together with the introduction of ERG's latest mobile ticketing equipment to the SL bus network. The contract provides for integration using smart cards across SL's entire public transport network, comprising 150 rail and metro stations and more than 1,800 buses. ERG will install its central computer processing system to manage the smart card database, financial reconciliation and management reporting. The network currently handles over 2.4 million passenger trips on a normal weekday and generates approximately $690 million in ticketing revenue annually.

The project calls for the issue of around 1 million smart cards within the next two and a half years. Work has commenced on the project, with revenues flowing from April 2003. The new system is expected to be fully operational by the end of 2005.

Sydney

Integrated Transit Solutions Ltd (ITS), a subsidiary of ERG, signed a contract with the New South Wales Government in February 2003 to supply, install and operate an integrated smart card based ticketing system for the entire Greater Sydney commuter transport network.

The contract covers all State Rail Authority commuter rail, State Transit and private operator buses, State Transit and private operator ferries, as well as Sydney's light rail and monorail. The transport network handles approximately 630 million passenger journeys each year with revenue collections of approximately $800 million.

Work has commenced on the design and supply of all components of the integrated ticketing system and ITS will then operate the system on behalf of the transport operators for a minimum period of ten years following the initial installation. The project includes the installation of ERG's proven multi-application smart card central computer processing system.

It is expected that the first commuter smart card travel will be available on inner-city services in late 2004, with current plans to convert most of Greater Sydney's commuter transport services to smart card ticketing during 2005. At that time, it is expected there will be 2 million smart cards on issue. The system is scheduled to be fully operational in 2006.

Under a separate agreement, ITS has been granted the right to commercialise the integrated ticketing system. This potentially includes the use of the transit smart card and its supporting system in other markets such as vending, venue ticketing, parking, fast food and tolling. This follows similar initiatives in Hong Kong and San Francisco, where customers appreciated the extra utility offered by the transit smart card for a range of small-value everyday transactions.

Washington DC

In June 2003, the Group signed a contract with the Washington Metropolitan Area Transit Authority (WMATA) to design, build, operate and maintain a new Regional Customer Service Centre (Service Centre) for its smart card based fare collection system, known as SmarTrip®.

ERG and Northrop Grumman Information Technology will establish and operate the Service Centre to manage card distribution, reload value onto cards, provide customer service, and to clear and settle smart card transactions across 17 regional transit agencies participating in the SmarTrip® program. The participating agencies provide 418 million trips annually via bus, commuter rail, light rail and heavy rail across the Northern Virginia, Maryland and the Washington DC area.

Work has commenced on the project and the Group is expected to manage a card base exceeding 300,000 smart cards when the Service Centre is completed in July 2004. This number will grow to 1 million smart cards within the initial five-year term of the contract.

The Service Centre will incorporate a central clearing house for which ERG will use its existing transit central computer processing system installed in San Francisco. The established facility has been designed to process transactions from multiple North American cities. The central clearing house will be responsible for clearing, settlement and financial management of the SmarTrip® program. The Service Centre will interface with existing hardware, such as gates and vending machines, in Washington DC.

The project also includes the establishment and operation of extensive point-of-sale devices to support the sales and reload of smart cards across the region.

The WMATA contract is the first project that ERG and Northrop Grumman will implement together. Northrop will be responsible for the distribution of smart cards and the operation of the Service Centre from its facilities in Reston, Virginia.

Outlook

ERG now has an outstanding number of installed reference sites and new contracts for integrated multi-operator smart card systems. In addition, ERG has integrated its technology with all of its competitors' hardware solutions, when required, and with all contactless smart card technologies available. As a result, ERG's technology represents the only proven open system that can operate with any hardware platform available.

The primary focus for the coming year is to deliver the large number of projects which have recently been awarded. The ability of the Group to be profitable in 2004 is largely dependent on the successful delivery of these major projects. ERG will continue to tender for AFC projects; however, it will continue to vigilantly manage the cash flow and balance sheet implications of any new projects. The majority of major new prospects are expected to come from Europe and North America.


THEAT
DES
ARTS
Georges Braque



ERG

CARD SYSTEMS

Review of Operations ERG Card Systems

ERG Card Systems is the company operating strategic alliances and holding investments in the smart card sector.

These activities are directed towards companies that develop or have rights to complementary technology suited to the smart card sector and operating companies that provide processing and card management functions for smart card issuers.

Typically, projects within ERG Card Systems contribute to the operation and maintenance segment where they have recurring or long-term revenue.

card.etc AG

ERG is a 19 per cent shareholder in the German company card.etc AG. The major co-shareholders in the company are VDV (the German association of public transport) and DeTeCardService (German Telekom Group). The company holds the licence to ERG's multi-application smart card solution technology for Germany (excluding Berlin).

During 2002 and 2003, card.etc AG delivered approximately 2 million smart cards and over 7,000 security modules to the 44 local public transport associations from Verkehrsverbund Rhein–Ruhr (VRR) and Verkehrsverbund Rhein-Sieg (VRS) in the state of North-Rhine Westphalia. This populous region of 10.6 million people, with over 3 million users of public transport daily, includes the major cities of Bonn, Köln (Cologne), Düsseldorf, Dortmund and Essen. They represent almost 25 per cent of the German transit market.

The VRR–VRS initial project was completed in a relatively short time (15 months from contract award until final delivery), and was delivered on time before the end of 2002. The VRR–VRS system is regarded as a landmark transit system in Germany and continues to grow, with new card types and additional card orders expected to exceed 400,000 cards before the end of 2003.

ECard

In November 2002, ERG sold its 39 per cent shareholding in ECard—an Australian company jointly owned with the Australia and New Zealand Banking Group Limited and Telstra Corporation Limited—for $5 million.

Proton World

In April 2003, the Group finalised the sale of its subsidiary Proton World to Geneva-based STMicroelectronics (ST) for $94.6 million. As part of the transaction, ERG retains the worldwide rights to the Proton technology, future upgrades for 20 years and exclusive access to nominated transit customers for a five-year term. ERG has the ability to earn a further $38 million from this transaction based on future milestones linked to ongoing support of the Proton technology and ST over a ten-year term.

The transaction strengthened the Group's balance sheet through the return of cash, while removing the significant intangible assets associated with the Proton World investment. This in turn leads to the elimination of the annual $15 million goodwill amortisation charge.

At the same time, Proton World will have the resources to fast track further development of its technology and this, in turn, will more rapidly expand the multifunction nature of ERG's smart cards under the global licence agreement.

ST is one of the world's major chip producers. Its purchase of Proton World will allow ST to combine the development of advanced chips with software in smart cards to accelerate adoption of smart card technology. The transaction also allows ERG and ST to establish a broader alliance and to collaborate on development of more advanced contactless smart card and chip technology.

Prepayment Cards Limited

Prepayment Cards Limited (PCL) was formed to provide a smart card issuing and clearing system to enable UK transit operators and passenger transit authorities to meet the Government's policy for integrated transport throughout the UK.

In October 2003, PCL was selected as the preferred proponent for a new transit fare collection project in Yorkshire, known as the Yorcard scheme. The project is expected to generate approximately $60 million in revenue comprising up-front supply and a seven-year operating contract.

When fully implemented, the Yorcard scheme will be one of the largest multimodal, multi-operator smart card schemes in the UK covering the cities of Leeds, Sheffield and Bradford, and represents a population base of approximately 3.4 million people. A card reading infrastructure will be provided for more than 40 bus operators and over 5 train operating companies as well as the Sheffield Supertram. In addition, over 1 million cards will be issued.

ERG is currently finalising an agreement that will see its shareholding in PCL move from 47 per cent to 55 per cent before the finalisation of the Yorcard contracts. The remaining 45 per cent is held by Stagecoach, FirstGroup and National Express Group – the three largest transit operators in the UK.

Triumphant Launch

Triumphant Launch became a fully owned subsidiary of ERG following the acquisition of Proton World. Triumphant Launch retains the rights to the ERG and Proton technologies in Malaysia; however, under the terms of the disposal of Proton World, all customer contracts that utilised the Proton technology were assigned to ST.

Corporate Governance Statement

ERG Limited (ERG) is committed to maintaining the highest corporate governance standards and has completed a full review of corporate governance following the announcement of the Australian Stock Exchange Limited (ASX) Corporate Governance Principles and Best Practice Recommendations (ASX Recommendations).

While the Company is not required to make disclosures in relation to the ASX Recommendations until the 2004 financial year, the Board of Directors (Board) has taken steps to report its compliance this year. As at the date of this report, ERG has established all required measures to comply with the ASX Recommendations by the 2004 financial year.

Set out below is information regarding ERG's compliance with the ASX Recommendations including details of any charter or policy document available on the Company's website at <www.erggroup.com/corpgov>.

Principle 1 – Lay Solid Foundations for Management and Oversight

The Board has reviewed the existing Board charter to ensure compliance with Principle 1 of the ASX Recommendations.

The Board supports a system of corporate governance to ensure that the management of ERG is conducted to maximise the shareholder wealth of ERG in a proper and ethical manner.

The Board charter is available on the website.

Principle 2 – Structure the Board to Add Value
Principle 8 – Encourage Enhanced Performance
Principle 9 – Remunerate Fairly and Responsibly

The Board confirms that all ASX Recommendations in Principle 2 are complied with.

The ASX Recommendations require Non-Executive Directors to meet additional criteria to be assessed as independent. The Board is satisfied that a majority of it is independent.

The following table sets out the date of appointment, status and committee memberships of each Director.

			Committee Membership		
Director	**Board Appointment**	**Status**	**Audit and Risk**	**Document Execution**	**Remuneration and Nominations**
A F Shepherd (Chairman)	May 2003	Independent	Member		Member
P J Fogarty (CEO)	October 1984	Executive		Member	
D J Humann	January 1998	Independent	Chairman	Member	Member
D P Saville	May 2003	Non-Executive	Member		Chairman
R N Topfer	October 2002	Independent			Member

The Board is satisfied that Mr Humann and Mr Shepherd meet all criteria for independence required by Principle 2 of the ASX Recommendations. The Board has assessed Mr Topfer as independent notwithstanding his role with Babcock and Brown which has acted as a material professional advisor to ERG within the last three years. The Board has made this assessment on the basis that fees paid to Babcock and Brown were in conjunction with a credit facility provided by Babcock and Brown. That credit facility has been repaid in full and extinguished.

Further information concerning the individual Director's experience and qualifications and attendance at meetings is set out on pages 12 and 31.

The Board charter contains the right of any Director to take independent professional advice at the expense of the Company.

Remuneration and Nominations Committee

Following review of the ASX Recommendations, the Board has joined the remuneration and nominations functions under one Remuneration and Nominations Committee.

The remuneration function of the committee includes reviewing and recommending to the Board the remuneration of the Chief Executive Officer and senior management, Directors' fees, retirement and termination payments for Directors and the approval of invitations to participate in the ERG Executive Option Plan.

The nominations function includes succession planning for key executive roles, assessing the composition of the Board for the desired competencies and recommending appointment of new Directors. The nominations function also includes Board induction and performance review.

The Remuneration and Nominations Committee charter is available on the website.

In May 2003, the structure and membership of the Board were reviewed and revised. The Remuneration and Nominations Committee will commence formal performance evaluation in compliance with Principle 8 of the ASX Recommendations in the upcoming year.

The criteria against which Board performance is measured is contained in the Board Performance Evaluation document available on the website.

ERG Policy on Remuneration

The Company's remuneration policy reflects the market practices in the countries in which it operates. The Company participates in remuneration surveys and has a salary administration system in place which gives effect to market practices.

With respect to executive remuneration, the Board requires that the Company meets certain performance hurdles before executive remuneration is adjusted. For the 2003 financial year, the Company's performance hurdles have not been met and therefore executive salaries have not been adjusted.

The Company does not operate any schemes for retirement benefits, other than statutory superannuation, for Non-Executive Directors.

Principle 3 – Promote Ethical and Responsible Decision-making

The Board has reviewed and where necessary established codes of conduct in compliance with Principle 3 of the ASX Recommendations.

The following documents are available on the website:

- Code of Conduct for Directors
- Code of Conduct for Employees
- Policy for Trading in ERG Securities.

Principle 4 – Safeguard Integrity in Financial Reporting

Principle 7 – Recognise and Manage Risk

Audit and Risk Committee

The Board has an established Audit Committee that operates under a charter approved by the Board. Following review of the ASX Recommendations, the Board has joined the functions of audit, risk management, internal control and compliance under the Audit and Risk Committee.

The Audit and Risk Committee charter is available on the website.

The audit function of the Audit and Risk Committee includes to review the effectiveness of internal and operating controls, monitor the quality and reliability of financial information, ensure compliance with accounting policies determined by the Board, and oversee the annual audit and half-yearly review performed by the external

auditor. All audit meetings are held with the Company's external audit representative and Chief Financial Officer.

The Board has also established an External Audit Policy which is available on the website.

The risk function of the Audit and Risk Committee includes to:

- facilitate and oversee the process for identification and management of business risk
- review the business risk analysis and consider its rigour and completeness
- manage the ERG insurance program in light of the business risk analysis
- review the Company's preparedness for addressing major loss events
- review and recommend risk management education processes and tools.

The Board acknowledges that it is responsible for the effective management of business risks at ERG. In this regard, ERG views risk management as applied corporate governance – that is, effective risk management is one of the functional means by which ERG achieves its high corporate governance standards. ERG's approach to risk management is summarised in the ERG Risk Management Policy that was approved by the Board in June 2000.

ERG has established a number of structures and processes for the effective management of business risks including the following:

Risk Management Policy

The risk management policy can be summarised by the following excerpt:

ERG is committed to the protection and enhancement of its people, brand, assets and revenues, and return to its shareholders. To this end, ERG will assess and manage the full range of strategic, financial, operational, commercial and technical risks and opportunities that may affect the achievement of ERG's strategic objectives.

The risk management policy is available on the website.

Bid Review Committee

The Bid Review Committee is a management committee that evaluates key projects for which ERG bids. The committee reviews the assessment of the risks and returns from the proposed project and the strategic importance of opportunities.

Document Execution Committee

The Board has established a Document Execution Committee to authorise execution of various documents. The committee consists of any two Directors or a Director and the Company Secretary.

Principle 5 – Make Timely and Balanced Disclosure

ERG is committed to complying with the continuous disclosure obligations of the *Corporations Act 2001* and the listing rules of the ASX.

The Board has established a Continuous Disclosure Policy which is available on the website.

Principle 6 – Respect the Rights of Shareholders

The Company recognises the right of shareholders to be informed of matters, in addition to those prescribed by law, which affect their investments in the Company.

The Board has established a Shareholder Communication Policy which is available on the website.

Principle 10 – Recognise the Legitimate Interests of Stakeholders

Following review of the ASX Recommendations, the Board has established a Corporate Code of Conduct for the Company. The Corporate Code of Conduct sets out various statements in which the Company recognises its legal and other responsibilities to stakeholders.

The Corporate Code of Conduct is available on the website.



ERG GROUP

2003 Financial Report Summary

Directors' Report

The Directors present their report on the consolidated entity consisting of ERG Limited (ERG) and its controlled entities at the end of, or during, the year ended 30 June 2003. In order to comply with the provisions of the *Corporations Act 2001*, the Directors report as follows:

Details of Directors

The names and particulars of the Directors of ERG in office throughout the year and at the date of this report are summarised on page 12 of this Annual Review.

Principal Activities

The principal continuing activities of ERG and its controlled entities during the year were:

- marketing, installation and service of automated fare collection equipment and systems
- smart card systems and services
- licensing of technology
- research and development
- management and investment.

Results and Dividends

Consolidated Result

The consolidated (loss) profit from ordinary activities after income tax for the year, attributable to members of ERG, was:

	2003 $000	2002 $000
Consolidated (loss) profit from ordinary activities after income tax	**(201,554)**	(249,799)
Add back: Net loss attributable to outside equity interest	**3,296**	5,920
Net (loss) profit attributable to the members of ERG Limited	**(198,258)**	(243,879)

Dividends

No dividend has been paid or proposed in respect of the year ended 30 June 2003 (2002: nil).

Review of Operations

A detailed Review of Operations is set out on pages 13 to 21 of this Annual Review.

Directors' Report

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

	2003 $000
An increase in contributed equity of $260,871,000 arising from:	
Conversion of 3,000,000 convertible notes into 9,000,000 ordinary shares	**1,496**
Issue of 62,499,492 shares as satisfaction of convertible note interest payment due on 1 April 2003	**9,375**
Issue of 1,666,666,710 shares as satisfaction of convertible notes repayable in October 2005	**250,000**
	260,871

In addition, ERG implemented a ten for one share consolidation and the consolidated entity disposed of 100 per cent of the issued capital of Proton World International SA (PWI) on 24 April 2003. Refer to note 39 in the *2003 Financial Report* for full details on the PWI disposal.

Matters Subsequent to the End of the Financial Year

The consolidated entity announced that an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC), the organisation administering the public transport in Rome, to restructure the original contract for the supply, installation and operation of the public transport ticketing system in Rome and Lazio.

The restructure will result in the return of approximately $50.8 million in cash to ERG in the short term, the elimination of approximately $7 million in annual depreciation charges and the continued involvement in the operation of the system for eight years. The terms of the new relationship are as follows:

- ATAC will purchase the public transport ticketing hardware, with the exception of the central clearing house, from ERG for a consideration of $35.7 million. On signing of the contracts, $27.9 million is due within 15 days, of which $10.2 million has been received. The remainder of $7.8 million is due in two instalments within six months. ATAC has pre-arranged external bank financing for this purchase.
- ERG and ATAC will establish a new company ("Newco") that will operate the ticketing system. ERG will own 30 per cent of Newco and will contribute approximately $3.1 million in cash to the new entity.
- Newco will purchase the rights to use ERG's software for $10 million payable in cash on signing of the contracts. ERG will also receive an annual software maintenance fee of $1.9 million for a period of eight years.
- In return for operating the system, Newco will receive an annual fee from ATAC of 7.85 per cent of all transit fares processed by the system. This operating contract has an initial term of eight years, with the annual fee estimated to be in the range of $35–40 million, before operating costs.
- ERG will be paid an additional $5.1 million for software engineering services to be supplied over the next 12 months.

The above event did not have a financial impact in the year ended 30 June 2003.

Directors' Report

At the date of this report, other than as already detailed, no matters or circumstances have arisen since 30 June 2003 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2003 of the consolidated entity constituted by ERG and entities it controls from time to time; or
- the results of those operations; or
- the state of affairs in the financial year subsequent to 30 June 2003 of the consolidated entity.

Environmental Regulation

Following a review of the consolidated entity's operations, the Directors confirm that there are no particular environmental obligations to which ERG or its controlled entities are subject, outside of the usual common law and legislative requirements.

Directors' and Executives' Emoluments

The Remuneration and Nominations Committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amounts approved by shareholders from time to time.

Performance-related bonuses are available to executives up to a maximum of 50 per cent of base salary. Bonuses are not payable to Non-Executive Directors.

Details of the nature and amount of each element of the emoluments of each Director of ERG and each of the five officers of the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-Executive Directors of ERG Limited

Name	Directors' Base Fee $	Superannuation $	Consultancy $	Total $
A F Shepherd – Chairman (appointed 2 May 2003)	–	–	–	–
A S Murdoch (resigned 2 May 2003)	78,261	7,043	–	85,304
E L Bolto (resigned 2 May 2003)	45,198	4,067	–	49,265
D J Humann	54,000	4,860	129,360	188,220
G L Crew (resigned 2 May 2003)	51,707	4,653	–	56,360
D P Saville (appointed 2 May 2003)	–	–	–	–
R N Topfer (appointed 8 October 2002)	–	–	–	–

Directors' Report

Executive Director of ERG Limited and the Consolidated Entity

Name	Base Consulting Fee $	Other * $	Total $
P J Fogarty – for the services of LTC Management Pty Ltd	950,000	325,000	1,275,000

* LTC Management Pty Ltd received payments as a result of achieving various performance objectives and includes a capital payment for an amendment to the contract and new restrictive covenants.

Other Executives of the Consolidated Entity

Name	Position	Base Salary $	Superannuation $	Other $	Total $
V J Miners[1]	Chief Technology Officer (resigned 6 December 2002)	282,377	–	360,920[2]	643,297
A E Linkens[1]	Managing Director – EMEA* (resigned 24 April 2003)	391,842	–	56,804[3]	448,646
F R Carbonez[1]	Executive Chairman – EMEA	431,205	–	–	431,205
R D Howson	Chief Financial Officer (resigned 4 January 2003)	151,200	13,608	260,682[2]	425,490
G Constable[1]	Global Head of Knowledge Management	400,518	–	–	400,518

* *Europe, Middle East and Africa*

1 These executives are overseas-based and are paid in foreign currencies.

2 Includes termination payments.

3 Includes a bonus payment.

There are no executives of ERG Limited.

Information on the options granted, including the number of options granted to Directors and other executives, is set out in the following sections of this report.

Likely Developments and Expected Results of Operations

The consolidated entity intends to continue with the various activities outlined under Principal Activities concentrating on growth of the key activities; namely, in the areas of automated fare collection equipment, smart card systems and services, and technology licensing.

Share Options Granted to Directors and the Most Highly Remunerated Officers

There were no options over unissued ordinary shares of ERG granted during, or since the end of, the financial year to any of the Directors or the five most highly remunerated officers of the parent entity and consolidated entity as part of their remuneration.

Directors' Report

Shares Under Option

At the date of this report, unissued ordinary shares of the parent entity under option are:

Expiry Date	Notes	Exercise Price	Number of Options
17 November 2003	(a)	$31.80	300
15 March 2007		$3.80	100,000
29 March 2007		$3.76	100,000
29 March 2007	(b)	$3.76–$4.39	400,000
29 March 2007		$4.50	200,000
9 December 2008	(a)	$3.70	375,000
11 December 2008	(a)	$3.80	7,500
1 February 2009		$4.00	706,662
16 July 2009	(a)	$9.30	190,500
30 August 2009	(a)	$11.90	15,000
26 November 2009	(a)	$26.00	7,500
29 November 2009	(a)	$26.00	7,500
2 December 2009	(a)	$26.40	31,500
10 January 2010	(a)	$25.40	4,200
11 January 2010	(a)	$25.90	4,500
12 January 2010	(a)	$26.10	16,500
13 January 2010	(a)	$26.20	5,400
14 January 2010	(a)	$27.00	19,650
25 February 2010	(a)	$37.50	1,200
14 June 2010	(a)	$30.80	18,000
1 November 2010	(a)	$32.30	79,500
17 November 2010	(a)	$31.80	97,600
			2,388,012

(a) These options are exercisable after the expiration of two years after the date of grant. The options will expire on termination of the employee's employment or ten years after the date of grant.

In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

(b) These options are exercisable in tranches dependent upon the use of the Proton technology and software within certain periods.

Interests in the Shares of the Parent Entity

As at the date of this report, the interests of the Directors in the shares of the parent entity were:

Name	Options	Listed Shares	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A F Shepherd	–	–	–
P J Fogarty	375,000	654,599	525,000
D J Humann	–	–	–
D P Saville	–	64,317,041	–
R N Topfer	–	–	–

Directors' Meetings

To assist in the execution of responsibilities, and in addition to its regular meetings, the Board has established several committees including the Audit and Risk, Document Execution, and Remuneration and Nominations Committees. Meetings are held as required.

The following table sets out the number of meetings of the parent entity's Directors held during the year ended 30 June 2003 and the number attended by each Director.

Directors' Report

	Board Meetings		Committee Meetings					
			Audit & Risk		Document Execution		Remuneration & Nominations	
Name	Held	Attended	Held	Attended	Held	Attended	Held	Attended
A F Shepherd	5	5	–	–	*	*	*	*
A S Murdoch	33	33	3	3	–	–	1	1
P J Fogarty	37	37	*	*	–	–	*	*
E L Bolto	33	30	3	3	–	–	1	1
G L Crew	33	29	4	4	–	–	1	1
D J Humann	37	32	4	4	–	–	1	1
D P Saville	5	4	–	–	*	*	–	–
R N Topfer	27	15	*	*	*	*	–	–

* *Not a member of the Committee*

Indemnification and Insurance of Directors and Officers

Indemnification

The parent entity's Constitution provides for an indemnity of Directors, executive officers and company secretaries where liability is incurred in connection with the performance of their duties in those roles other than as a result of their negligence, default or breach of duty in relation to the consolidated entity. The indemnification will also meet the full amount of any such liabilities, including legal fees where that person is acquitted or where proceedings are withdrawn before judgment.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such by an officer or auditor.

Insurance Premiums

The consolidated entity has paid insurance premiums in respect of Directors and officers' liability, legal expenses and insurance contracts for current Directors and officers, including executive officers and company secretaries of the consolidated entity; and Directors, executive officers and company secretaries of its controlled entities, other than for OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd which have their own Directors and officers' insurance policy. In addition, the consolidated entity's Directors and officers' insurance policy has been extended to cover officers serving as non-executive directors of AFC Equipment Co Pty Ltd and Prepayment Cards Limited. In accordance with commercial practices, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premiums paid.

Rounding off of Amounts to Nearest Thousand Dollars

The parent entity is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and the financial report. Amounts in the Directors' Report and the financial report have been rounded off to the nearest thousand dollars or, in certain cases, to the nearest dollar, in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors made pursuant to s298(2) of the *Corporations Act 2001*.

On behalf of the Directors



P J Fogarty
Director

Perth, Western Australia, 30 September 2003

Statement of Financial Performance
FOR THE YEAR ENDED 30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Revenue from ordinary activities	**327,631**	301,552	**38,519**	17,900
Expenses from ordinary activities	**(504,729)**	(514,499)	**(181,559)**	(246,374)
Borrowing costs	**(21,159)**	(29,703)	**(19,055)**	(27,954)
Share of net loss of associates accounted for using the equity method	**(2,950)**	(3,488)	**-**	–
Correction of fundamental error	**-**	–	**(46,625)**	–
(Loss) from ordinary activities before income tax expense	**(201,207)**	(246,138)	**(208,720)**	(256,428)
Income tax (expense) benefit relating to ordinary activities	**(347)**	(3,661)	**-**	3,509
(Loss) from ordinary activities after related income tax expense	**(201,554)**	(249,799)	**(208,720)**	(252,919)
Net loss attributable to outside equity interest	**3,296**	5,920	**-**	–
Net (loss) attributable to members of ERG Limited	**(198,258)**	(243,879)	**(208,720)**	(252,919)
Net exchange differences on translation of financial reports of self-sustaining foreign operations	**(7,345)**	(1,183)	**714**	–
Total changes in equity other than those resulting from transactions with owners as owners	**(205,603)**	(245,062)	**(208,006)**	(252,919)
	Cents	Cents		
Basic (loss) earnings per share	**(188.8)**	(316.6)		
Diluted (loss) earnings per share	**(188.8)**	(316.6)		

Complete financial statements of the consolidated entity and parent entity are available in the *2003 Financial Report*.

Statement of Financial Position

AS AT 30 JUNE 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Current Assets				
Cash assets	**22,873**	38,401	**12,475**	15
Receivables	**81,523**	124,650	**7,472**	6,380
Inventories	**25,053**	34,902	**1,675**	–
Other financial assets	**–**	15,793	**–**	–
Other	**12,705**	21,466	**1,005**	14
Total current assets	**142,154**	235,212	**22,627**	6,409
Non-Current Assets				
Receivables	**90,371**	67,633	**128,840**	391,937
Investments accounted for using the equity method	**2,405**	5,355	**–**	–
Other financial assets	**724**	5,554	**8,286**	21,911
Property, plant and equipment	**70,226**	84,841	**53,666**	929
Intangible assets	**89,926**	243,243	**26,294**	30,044
Other	**13,696**	28,298	**–**	–
Total non-current assets	**267,348**	434,924	**217,086**	444,821
Total assets	**409,502**	670,136	**239,713**	451,230
Current Liabilities				
Payables	**59,846**	93,224	**12,059**	6,239
Interest-bearing liabilities	**32,212**	78,217	**–**	42,818
Current tax liabilities	**969**	803	**–**	–
Provisions	**12,021**	11,970	**1,706**	813
Other	**22,069**	14,991	**2,805**	4,337
Total current liabilities	**127,117**	199,205	**16,570**	54,207
Non-Current Liabilities				
Payables	**42**	–	**42**	–
Interest-bearing liabilities	**25,435**	268,881	**25,435**	247,218
Provisions	**359**	465	**–**	–
Other	**57,834**	49,838	**–**	–
Total non-current liabilities	**83,670**	319,184	**25,477**	247,218
Total liabilities	**210,787**	518,389	**42,047**	301,425
Net assets	**198,715**	151,747	**197,666**	149,805
Equity				
Parent entity interest				
Contributed equity	**617,831**	361,964	**617,831**	361,964
Reserves	**(9,705)**	(4,016)	**714**	–
(Accumulated losses)	**(423,228)**	(223,314)	**(420,879)**	(212,159)
Total parent entity interest	**184,898**	134,634	**197,666**	149,805
Outside equity interests in controlled entities	**13,817**	17,113	**–**	–
Total equity	**198,715**	151,747	**197,666**	149,805

Complete financial statements of the consolidated entity and parent entity are available in the *2003 Financial Report*.

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Cash Flows from Operating Activities				
Receipts from customers	**257,729**	279,231	**30,917**	13,409
Payments to suppliers and employees	**(224,279)**	(300,609)	**(26,810)**	(4,386)
Dividends received	**–**	3	**–**	–
Interest received	**950**	3,303	**451**	2,668
Income tax (paid) refund received	**(181)**	110	**–**	–
Government grants received	**–**	1	**–**	–
Interest paid and borrowing costs	**(13,671)**	(24,215)	**(10,919)**	(23,121)
Research and development expenditure	**(16,956)**	(10,594)	**–**	–
Redundancy costs	**(664)**	(1,943)	**–**	–
Restructure and advisory costs	**(6,380)**	–	**(6,380)**	–
Net cash (outflow) inflow from operating activities	**(3,452)**	(54,713)	**(12,741)**	(11,430)
Cash Flows from Investing Activities				
Research and development expenditure capitalised	**–**	(12,583)	**–**	–
Repayments from associated entity	**8,721**	–	**8,721**	9,364
Advances to associated entity	**(7,675)**	(2,170)	**–**	–
Payments for investment in associated entity	**(4,337)**	(13,983)	**(4,337)**	(13,983)
Payment for purchase of controlled entity, net of cash acquired	**–**	(7,455)	**–**	–
Proceeds from sale of investment in associated entity	**5,000**	–	**–**	–
Proceeds from sale of controlled entity, net of cash disposed	**48,956**	–	**–**	–
Payments for purchase of technology licence	**(8,905)**	–	**–**	–
Payments for property, plant and equipment	**(4,395)**	(14,911)	**(1,999)**	–
Payments for purchase of investment	**–**	(6,139)	**–**	–
Proceeds from sale of property, plant and equipment	**2,379**	795	**1,409**	–
Proceeds from sale of investment	**16,125**	22,604	**–**	–
Net cash (outflow) inflow from investing activities	**55,869**	(33,842)	**3,794**	(4,619)
Cash Flows from Financing Activities				
Advances to controlled entities	**–**	–	**53,602**	(91,060)
Proceeds from issue of shares	**–**	99,954	**–**	99,954
Dividends paid	**(17)**	(4,885)	**(17)**	(4,885)
Repayment of other loans	**(23,719)**	(5,259)	**(16,392)**	–
Repayment of convertible notes	**(21,322)**	–	**(21,322)**	–
Share issue expenses	**(2,445)**	–	**(2,445)**	–
Proceeds from other loans	**41,827**	–	**41,827**	–
Bond payments	**(32,179)**	–	**(17,566)**	–
Proceeds from commercial bills	**–**	45,000	**–**	45,000
Repayment of commercial bills	**(20,000)**	(35,000)	**(20,000)**	(35,000)
Repayment of finance lease principal	**(942)**	(1,321)	**–**	–
Net cash (outflow) inflow from financing activities	**(58,797)**	98,489	**17,687**	14,009
Net (decrease) increase in cash held	**(6,380)**	9,934	**8,740**	(2,040)
Cash at the beginning of the financial year	**28,984**	20,512	**15**	2,055
ERG Limited (Italian Branch)	**–**	–	**3,618**	–
Effects of exchange rate changes on the balance of cash held in foreign currencies	**269**	(1,462)	**102**	–
Cash at the end of the financial year	**22,873**	28,984	**12,475**	15

Complete financial statements of the consolidated entity and parent entity are available in the *2003 Financial Report*.

Investor Information

The investor information set out below was applicable as at 23 September 2003.

Twenty Largest Shareholders

Name	Number of Shares	Percentage of Issued Capital
J P Morgan Nominees Australia Limited	47,186,043	17.64
National Nominees Limited	12,633,882	4.72
Westpac Custodian Nominees Limited	11,093,820	4.15
HSBC Custody Nominees (Australia) Limited	10,993,966	4.11
PAN Australian Nominees Pty Limited	9,755,867	3.65
ANZ Nominees Limited	4,096,229	1.53
Banksys SA	3,101,651	1.16
AMP Life Limited	2,736,014	1.02
UCA Growth Fund Limited	2,000,000	0.75
Beck Corporation Pty Ltd	1,900,000	0.71
Tower Trust Limited	1,698,654	0.64
American Express Travel Related Services Company Inc	1,484,165	0.55
Interpay Nederland BV	1,484,165	0.55
Visa International Service Association	1,484,165	0.55
Comsec Nominees Pty Limited	1,087,348	0.41
Citicorp Nominees Pty Limited	1,084,176	0.41
Utilico International Limited	1,063,764	0.40
Townson Property Corporation Pty Ltd	1,044,000	0.39
Mr Peter John Fogarty	794,494	0.30
KPL Limited	749,731	0.28
	117,472,134	43.92

Substantial Shareholders

The Ingot Entities collectively hold 64,317,041 shares as at 23 September 2003. The majority of the beneficial holdings are held through nominee registered holders. The beneficial holdings are detailed as follows:

Entity	Address	Holding
Utilico Investment Trust PLC	8th Floor, Exchange House, Primrose Street London EC2A 2NY England	44,502,210
Ingot Capital Investments Pty Limited	Level 11, 1 York Street Sydney NSW 2000 Australia	9,819,436
Stocks Convertible Trust PLC	77a High Street, Brentwood Essex CM14 4RR England	8,891,739
Utilico International Limited	97 The Terrace Wellington New Zealand	1,103,656

Distribution of Listed Ordinary Shareholders

Units Held – Listed Ordinary Shares	Holders	Total Units	Percentage
1 – 1,000	31,933	13,137,781	4.9
1,001 – 5,000	13,136	30,848,415	11.5
5,001 – 10,000	2,479	18,920,461	7.1
10,001 – 100,000	2,154	56,387,010	21.1
100,001+	156	148,201,882	55.4
	49,858	267,495,549	100.0

There were 22,554 holders of less than a marketable parcel of shares.

The percentage of the total holding held by the twenty largest shareholders was 43.92 per cent.

Investor Information

Shareholder Enquiries

Shareholders seeking information regarding their shareholdings should contact the Company's share registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone	+61 8 9323 2000
Facsimile	+61 8 9323 2033
Website	www.computershare.com
Email	perth.services@computershare.com.au

Each enquiry should refer to the Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown on the holding statements and dividend statements.

Alternatively, you can conveniently check your details by visiting our website www.erggroup.com and clicking on the Investor Relations heading. For security reasons you will then need to key in your SRN or HIN, plus family name and postcode, to enable you to access your personal information.

This service can provide you with:

- current holding balances
- dividend history
- tax file number (TFN) quotation status
- historical price information
- graphs of the share price against market indices
- downloadable forms for making changes to your shareholder details, such as change of address or dividend direct credit instructions.

Your Shareholding in ERG Limited

ERG Limited is a participating company in the Australian Stock Exchange's Clearing House Electronic Subregister System (CHESS) which provides a faster and more efficient settlement of share sales and purchases.

Shareholders with queries concerning the operation of CHESS may contact their stockbroker, the Australian Stock Exchange or the Company's share registry detailed above. Shareholders with specific enquiries about their buy and sell transactions should contact their sponsoring stockbroker.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Change of Address

If you change your address, please notify the share registry in writing as soon as possible, quoting your SRN and your old address for security purposes. Broker-sponsored shareholders should directly notify their sponsoring stockbroker.

Change of Name

Shareholders who have changed their name should notify the share registry or their sponsoring stockbroker in writing attaching a copy of the relevant marriage certificate or deed poll.

Tax File Number

The Company is obliged to deduct tax from dividend payments to shareholders registered in Australia who have not quoted their TFN to the Company. If you have not already quoted your TFN, you may do so by contacting the share registry.

Removal from Annual Report Mailing List

Shareholders who do not wish to receive the annual report, or who are receiving more than one copy, or elect to view the annual report through our website, should advise the registry in writing.

Group Directory

AUSTRALIA

Western Australia

Head Office
ERG Group
247 Balcatta Road
Balcatta WA 6021
Telephone +61 8 9273 1100
Facsimiles
ERG Group (Corporate) +61 8 9273 1208
ERG Card Systems +61 8 9273 1127
ERG Transit Systems +61 8 9344 3686
Administration/Accounts +61 8 9273 1189

New South Wales

ERG Transit Systems Ltd
Unit A, 28–32 Egerton Street
Silverwater NSW 2128
Telephone +61 2 8748 0800
Facsimile +61 2 9748 8760

ERG Card Systems (Aust) Ltd
ERG Transit Systems Ltd
Town Hall House
Level 21, 456 Kent Street
Sydney NSW 2000
Telephone +61 2 9390 5503
Facsimile +61 2 9390 5599

Victoria

ERG Transit Systems Ltd
121–127 High Street
Prahran Vic 3181
Telephone +61 3 9526 2300
Facsimile +61 3 9526 2433

Queensland

ERG Transit Systems Ltd
Unit 3, 80 Hope Street
South Brisbane Qld 4101
Telephone +61 7 3255 0299
Facsimile +61 7 3255 0549

BELGIUM

ERG Transit Systems (Eur) NV
Kleine Kloosterstraat 23
1932 Zaventem
Telephone +32 2 722 8911
Facsimile +32 2 720 8794

CANADA

ERG Transit Systems (NA)
Suite 18, 151 Brunel Road
Mississauga ONT L4Z 2H6
Telephone +1 905 890 2794
Facsimile +1 905 890 4590

FRANCE

ERG Transit Systems (Fra) SA
17B, rue Alain Savary
25000 Besançon
Telephone +33 3 81 40 11 40
Facsimile +33 3 81 53 73 84

HONG KONG

ERG Transit Systems (HK) Ltd
Unit 1310–11, Telford House
16 Wang Hoi Road
Kowloon Bay
Telephone +852 2798 7339
Facsimile +852 2753 8798

ITALY

ERG Limited
Via Torino 107
00184 Rome
Telephone +39 06 4786 61
Facsimile +39 06 4786 6225

SINGAPORE

ERG Transit Systems (Sing) Pte Ltd
73 Bukit Timah Road
#05–01 Rex House
Singapore 229832
Telephone +65 6837 2273
Facsimile +65 6837 2298

SWEDEN

ERG Transit Systems (Scand) AB
Arenavägen 47
SE–121 26 Stockholm-Globen
Telephone +46 8 659 0800
Facsimile +46 8 659 7730

UNITED KINGDOM

ERG Transit Systems (UK) Ltd
Unit 1 Riverside
Waters Meeting Road
The Valley
Bolton BL1 8TT
Telephone +44 1204 384 709
Facsimile +44 1204 384 806

UNITED STATES

California

ERG Transit Systems (USA) Inc
Suite 900, 1800 Sutter Street
Concord CA 94520
Telephone +1 925 686 8200
Facsimile +1 925 686 8220

Washington

ERG Transit Systems (USA) Inc
Suite 1N, 411 First Avenue South
Seattle WA 98104
Telephone +1 206 749 5500
Facsimile +1 206 749 9670



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ERG
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ANNUAL REPORT
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ERG
GROUP



ERG GROUP
2003 Financial Report

ERG Limited's annual report consists of two documents – the 2003 Annual Review and the 2003 Financial Report. The Annual Review details the Group's operations and contains statutory information.

Notice of Annual General Meeting

The Annual General Meeting of ERG Limited will be held at the Sheraton Perth Hotel, 207 Adelaide Terrace, Perth, Western Australia on Wednesday 26 November 2003 at 10.30am.

Company Information

ERG Limited
ABN 23 009 112 725

Board of Directors
A F Shepherd (Chairman)

Executive Director
P J Fogarty (Chief Executive Officer)

Non-Executive Directors
D J Humann
D P Saville
R N Topfer

Chief Financial Officer
Y S Kwa

Company Secretary
C L Barrett-Lennard

Registered Office
247 Balcatta Road
Balcatta Western Australia 6021
Telephone +61 8 9273 1100
Facsimile +61 8 9273 1189
Website www.erggroup.com
Email info@erggroup.com

Share Registry
Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone +61 8 9323 2000
Facsimile +61 8 9323 2033
Website www.computershare.com
Email perth.services@computershare.com.au

Auditors
Deloitte Touche Tohmatsu
Central Park
Level 16, 152–158 St George's Terrace
Perth Western Australia 6000

Australian Stock Exchange Listing
Australian Stock Exchange Limited
(Home Exchange: Perth, Western Australia)

American Depositary Receipts
The Bank of New York
101 Barclay Street
New York NY 10286
Telephone +1 212 815 2276

Banks

Australia
Australia and New Zealand Banking Group Limited
Babcock and Brown Pty Limited
Bank of Western Australia Limited
National Australia Bank Limited
St George Bank Limited

International
Citibank
Deutsche Bank AG
The Hong Kong and Shanghai Banking Corporation Limited
ING Bank
National Westminster Bank plc

LISTED ON AUSTRALIAN STOCK EXCHANGE

2003 Financial Report

Contents

Directors' Report

The Directors present their report on the consolidated entity consisting of ERG Limited (ERG) and its controlled entities at the end of, or during, the year ended 30 June 2003. In order to comply with the provisions of the *Corporations Act 2001*, the Directors report as follows:

Details of Directors

The names and particulars of the Directors of ERG in office throughout the year and at the date of this report are summarised on page 12 in the *2003 Annual Review*.

Principal Activities

The principal continuing activities of ERG and its controlled entities during the year were:

- marketing, installation and service of automated fare collection equipment and systems
- smart card systems and services
- licensing of technology
- research and development
- management and investment.

Results and Dividends

Consolidated Result

The consolidated (loss) profit from ordinary activities after income tax for the year, attributable to members of ERG, was:

	2003 $000	2002 $000
Consolidated (loss) profit from ordinary activities after income tax	**(201,554)**	(249,799)
Add back: Net loss attributable to outside equity interest	**3,296**	5,920
Net (loss) profit attributable to the members of ERG Limited	**(198,258)**	(243,879)

Dividends

No dividend has been paid or proposed in respect of the year ended 30 June 2003 (2002: nil).

Review of Operations

A detailed Review of Operations is set out on pages 13 to 21 in the *2003 Annual Review*.

Directors' Report

Significant Changes in the State of Affairs

Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

	2003 $000
An increase in contributed equity of $260,871,000 arising from:	
Conversion of 3,000,000 convertible notes into 9,000,000 ordinary shares	**1,496**
Issue of 62,499,492 shares as satisfaction of convertible note interest payment due on 1 April 2003	**9,375**
Issue of 1,666,666,710 shares as satisfaction of convertible notes repayable in October 2005	**250,000**
	260,871

In addition, ERG implemented a ten for one share consolidation and the consolidated entity disposed of 100 per cent of the issued capital of Proton World International SA (PWI) on 24 April 2003. Refer to note 39 for full details on the PWI disposal.

Matters Subsequent to the End of the Financial Year

The consolidated entity announced that an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC), the organisation administering the public transport in Rome, to restructure the original contract for the supply, installation and operation of the public transport ticketing system in Rome and Lazio.

The restructure will result in the return of approximately $50.8 million in cash to ERG in the short term, the elimination of approximately $7 million in annual depreciation charges and the continued involvement in the operation of the system for eight years. The terms of the new relationship are as follows:

- ATAC will purchase the public transport ticketing hardware, with the exception of the central clearing house, from ERG for a consideration of $35.7 million. On signing of the contracts, $27.9 million is due within 15 days, of which $10.2 million has been received. The remainder of $7.8 million is due in two instalments within six months. ATAC has pre-arranged external bank financing for this purchase.
- ERG and ATAC will establish a new company ("Newco") that will operate the ticketing system. ERG will own 30 per cent of Newco and will contribute approximately $3.1 million in cash to the new entity.
- Newco will purchase the rights to use ERG's software for $10 million payable in cash on signing of the contracts. ERG will also receive an annual software maintenance fee of $1.9 million for a period of eight years.
- In return for operating the system, Newco will receive an annual fee from ATAC of 7.85 per cent of all transit fares processed by the system. This operating contract has an initial term of eight years, with the annual fee estimated to be in the range of $35–40 million, before operating costs.
- ERG will be paid an additional $5.1 million for software engineering services to be supplied over the next 12 months.

The above event did not have a financial impact in the year ended 30 June 2003.

Directors' Report

At the date of this report, other than as already detailed, no matters or circumstances have arisen since 30 June 2003 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2003 of the consolidated entity constituted by ERG and entities it controls from time to time; or
- the results of those operations; or
- the state of affairs in the financial year subsequent to 30 June 2003 of the consolidated entity.

Environmental Regulation

Following a review of the consolidated entity's operations, the Directors confirm that there are no particular environmental obligations to which ERG or its controlled entities are subject, outside of the usual common law and legislative requirements.

Directors' and Executives' Emoluments

The Remuneration and Nominations Committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment.

Executive remuneration and other terms of employment are reviewed annually by the Committee having regard to performance against goals set at the start of the year.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's diverse operations.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amounts approved by shareholders from time to time.

Performance-related bonuses are available to executives up to a maximum of 50 per cent of base salary. Bonuses are not payable to Non-Executive Directors.

Details of the nature and amount of each element of the emoluments of each Director of ERG and each of the five officers of the consolidated entity receiving the highest emoluments are set out in the following tables.

Non-Executive Directors of ERG Limited

Name	Directors' Base Fee $	Superannuation $	Consultancy $	Total $
A F Shepherd – Chairman (appointed 2 May 2003)	–	–	–	–
A S Murdoch (resigned 2 May 2003)	78,261	7,043	–	85,304
E L Bolto (resigned 2 May 2003)	45,198	4,067	–	49,265
D J Humann	54,000	4,860	129,360	188,220
G L Crew (resigned 2 May 2003)	51,707	4,653	–	56,360
D P Saville (appointed 2 May 2003)	–	–	–	–
R N Topfer (appointed 8 October 2002)	–	–	–	–

Directors' Report

Executive Director of ERG Limited and the Consolidated Entity

Name	Base Consulting Fee $	Other * $	Total $
P J Fogarty – for the services of LTC Management Pty Ltd	950,000	325,000	1,275,000

* LTC Management Pty Ltd received payments as a result of achieving various performance objectives and includes a capital payment for an amendment to the contract and new restrictive covenants.

Other Executives of the Consolidated Entity

Name	Position	Base Salary $	Superannuation $	Other $	Total $
V J Miners[1]	Chief Technology Officer (resigned 6 December 2002)	282,377	–	360,920[2]	643,297
A E Linkens[1]	Managing Director – EMEA* (resigned 24 April 2003)	391,842	–	56,804[3]	448,646
F R Carbonez[1]	Executive Chairman – EMEA	431,205	–	–	431,205
R D Howson	Chief Financial Officer (resigned 4 January 2003)	151,200	13,608	260,682[2]	425,490
G Constable[1]	Global Head of Knowledge Management	400,518	–	–	400,518

* *Europe, Middle East and Africa*

1 These executives are overseas-based and are paid in foreign currencies.

2 Includes termination payments.

3 Includes a bonus payment.

There are no executives of ERG Limited.

Information on the options granted, including the number of options granted to Directors and other executives, is set out in the following sections of this report.

Likely Developments and Expected Results of Operations

The consolidated entity intends to continue with the various activities outlined under Principal Activities concentrating on growth of the key activities; namely, in the areas of automated fare collection equipment, smart card systems and services, and technology licensing.

Share Options Granted to Directors and the Most Highly Remunerated Officers

There were no options over unissued ordinary shares of ERG granted during, or since the end of, the financial year to any of the Directors or the five most highly remunerated officers of the parent entity and consolidated entity as part of their remuneration.

Directors' Report

Shares Under Option

At the date of this report, unissued ordinary shares of the parent entity under option are:

Expiry Date	Notes	Exercise Price	Number of Options
17 November 2003	(a)	$31.80	300
15 March 2007		$3.80	100,000
29 March 2007		$3.76	100,000
29 March 2007	(b)	$3.76–$4.39	400,000
29 March 2007		$4.50	200,000
9 December 2008	(a)	$3.70	375,000
11 December 2008	(a)	$3.80	7,500
1 February 2009		$4.00	706,662
16 July 2009	(a)	$9.30	190,500
30 August 2009	(a)	$11.90	15,000
26 November 2009	(a)	$26.00	7,500
29 November 2009	(a)	$26.00	7,500
2 December 2009	(a)	$26.40	31,500
10 January 2010	(a)	$25.40	4,200
11 January 2010	(a)	$25.90	4,500
12 January 2010	(a)	$26.10	16,500
13 January 2010	(a)	$26.20	5,400
14 January 2010	(a)	$27.00	19,650
25 February 2010	(a)	$37.50	1,200
14 June 2010	(a)	$30.80	18,000
1 November 2010	(a)	$32.30	79,500
17 November 2010	(a)	$31.80	97,600
			2,388,012

(a) These options are exercisable after the expiration of two years after the date of grant. The options will expire on termination of the employee's employment or ten years after the date of grant.

In addition, the exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

(b) These options are exercisable in tranches dependent upon the use of the Proton technology and software within certain periods.

Interests in the Shares of the Parent Entity

As at the date of this report, the interests of the Directors in the shares of the parent entity were:

Name	Options	Listed Shares	Shares Issued Under the ERG Limited Employee Share Incentive Scheme (Unlisted)
A F Shepherd	–	–	–
P J Fogarty	375,000	654,599	525,000
D J Humann	–	–	–
D P Saville	–	64,317,041	–
R N Topfer	–	–	–

Directors' Meetings

To assist in the execution of responsibilities, and in addition to its regular meetings, the Board has established several committees including the Audit and Risk, Document Execution, and Remuneration and Nominations Committees. Meetings are held as required.

The following table sets out the number of meetings of the parent entity's Directors held during the year ended 30 June 2003 and the number attended by each Director.

Directors' Report

Name	Board Meetings		Committee Meetings					
			Audit and Risk		Document Execution		Remuneration & Nominations	
	Held	Attended	Held	Attended	Held	Attended	Held	Attended
A F Shepherd	5	5	–	–	*	*	*	*
A S Murdoch	33	33	3	3	–	–	1	1
P J Fogarty	37	37	*	*	–	–	*	*
E L Bolto	33	30	3	3	–	–	1	1
G L Crew	33	29	4	4	–	–	1	1
D J Humann	37	32	4	4	–	–	1	1
D P Saville	5	4	–	–	*	*	–	–
R N Topfer	27	15	*	*	*	*	–	–

* *Not a member of the Committee*

Indemnification and Insurance of Directors and Officers

Indemnification

The parent entity's Constitution provides for an indemnity of Directors, executive officers and company secretaries where liability is incurred in connection with the performance of their duties in those roles other than as a result of their negligence, default or breach of duty in relation to the consolidated entity. The indemnification will also meet the full amount of any such liabilities, including legal fees where that person is acquitted or where proceedings are withdrawn before judgment.

The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such by an officer or auditor.

Insurance Premiums

The consolidated entity has paid insurance premiums in respect of Directors and officers' liability, legal expenses and insurance contracts for current Directors and officers, including executive officers and company secretaries of the consolidated entity; and Directors, executive officers and company secretaries of its controlled entities, other than for OneLink Holdings Pty Ltd and OneLink Transit Systems Pty Ltd which have their own Directors and officers' insurance policy. In addition, the consolidated entity's Directors and officers' insurance policy has been extended to cover officers serving as non-executive directors of AFC Equipment Co Pty Ltd and Prepayment Cards Limited. In accordance with commercial practices, the insurance policy prohibits disclosure of the terms of the policy including the nature of the liability insured against and the amount of the premiums paid.

Rounding off of Amounts to Nearest Thousand Dollars

The parent entity is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and the financial report. Amounts in the Directors' Report and the financial report have been rounded off to the nearest thousand dollars or, in certain cases, to the nearest dollar, in accordance with that Class Order.

Signed in accordance with a resolution of the Board of Directors made pursuant to s298(2) of the *Corporations Act 2001*.

On behalf of the Directors

P J Fogarty
Director

Perth, Western Australia, 30 September 2003

Statement of Financial Performance

FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Revenue from ordinary activities	3	**327,631**	301,552	**38,519**	17,900
Expenses from ordinary activities	3	**(504,729)**	(514,499)	**(181,559)**	(246,374)
Borrowing costs	4	**(21,159)**	(29,703)	**(19,055)**	(27,954)
Share of net loss of associates accounted for using the equity method	41	**(2,950)**	(3,488)	**-**	–
Correction of fundamental error	48	**-**	–	**(46,625)**	–
(Loss) from ordinary activities before income tax expense	4	**(201,207)**	(246,138)	**(208,720)**	(256,428)
Income tax (expense) benefit relating to ordinary activities	5	**(347)**	(3,661)	**-**	3,509
(Loss) from ordinary activities after related income tax expense		**(201,554)**	(249,799)	**(208,720)**	(252,919)
Net loss attributable to outside equity interest		**3,296**	5,920	**-**	–
Net (loss) attributable to members of ERG Limited	29(b)	**(198,258)**	(243,879)	**(208,720)**	(252,919)
Net exchange differences on translation of financial reports of self-sustaining foreign operations	29(a)	**(7,345)**	(1,183)	**714**	–
Total changes in equity other than those resulting from transactions with owners as owners	31	**(205,603)**	(245,062)	**(208,006)**	(252,919)
		Cents	Cents		
Basic (loss) earnings per share	45	**(188.8)**	(316.6)		
Diluted (loss) earnings per share	45	**(188.8)**	(316.6)		

The above statement of financial performance should be read in conjunction with the accompanying notes.

Statement of Financial Position

AS AT 30 JUNE 2003

	Notes	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Current Assets					
Cash assets	8	**22,873**	38,401	**12,475**	15
Receivables	9	**81,523**	124,650	**7,472**	6,380
Inventories	10	**25,053**	34,902	**1,675**	–
Other financial assets	11	**–**	15,793	**–**	–
Other	12	**12,705**	21,466	**1,005**	14
Total current assets		**142,154**	235,212	**22,627**	6,409
Non-Current Assets					
Receivables	13	**90,371**	67,633	**128,840**	391,937
Investments accounted for using the equity method	14	**2,405**	5,355	**–**	–
Other financial assets	15	**724**	5,554	**8,286**	21,911
Property, plant and equipment	16	**70,226**	84,841	**53,666**	929
Intangible assets	17	**89,926**	243,243	**26,294**	30,044
Other	18	**13,696**	28,298	**–**	–
Total non-current assets		**267,348**	434,924	**217,086**	444,821
Total assets		**409,502**	670,136	**239,713**	451,230
Current Liabilities					
Payables	19	**59,846**	93,224	**12,059**	6,239
Interest-bearing liabilities	20	**32,212**	78,217	**–**	42,818
Current tax liabilities	21	**969**	803	**–**	–
Provisions	22	**12,021**	11,970	**1,706**	813
Other	23	**22,069**	14,991	**2,805**	4,337
Total current liabilities		**127,117**	199,205	**16,570**	54,207
Non-Current Liabilities					
Payables	24	**42**	–	**42**	–
Interest-bearing liabilities	25	**25,435**	268,881	**25,435**	247,218
Provisions	26	**359**	465	**–**	–
Other	27	**57,834**	49,838	**–**	–
Total non-current liabilities		**83,670**	319,184	**25,477**	247,218
Total liabilities		**210,787**	518,389	**42,047**	301,425
Net assets		**198,715**	151,747	**197,666**	149,805
Equity					
Parent entity interest					
Contributed equity	28	**617,831**	361,964	**617,831**	361,964
Reserves	29(a)	**(9,705)**	(4,016)	**714**	–
(Accumulated losses)	29(b)	**(423,228)**	(223,314)	**(420,879)**	(212,159)
Total parent entity interest		**184,898**	134,634	**197,666**	149,805
Outside equity interests in controlled entities	30	**13,817**	17,113	**–**	–
Total equity	31	**198,715**	151,747	**197,666**	149,805

The above statement of financial position should be read in conjunction with the accompanying notes.

Statement of Cash Flows

FOR THE YEAR ENDED 30 JUNE 2003

	Notes	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Cash Flows from Operating Activities					
Receipts from customers		**257,729**	279,231	**30,917**	13,409
Payments to suppliers and employees		**(224,279)**	(300,609)	**(26,810)**	(4,386)
Dividends received		**–**	3	**–**	–
Interest received		**950**	3,303	**451**	2,668
Income tax (paid) refund received		**(181)**	110	**–**	–
Government grants received		**–**	1	**–**	–
Interest paid and borrowing costs		**(13,671)**	(24,215)	**(10,919)**	(23,121)
Research and development expenditure	7	**(16,956)**	(10,594)	**–**	–
Redundancy costs		**(664)**	(1,943)	**–**	–
Restructure and advisory costs		**(6,380)**	–	**(6,380)**	–
Net cash (outflow) inflow from operating activities	43	**(3,452)**	(54,713)	**(12,741)**	(11,430)
Cash Flows from Investing Activities					
Research and development expenditure capitalised	7	**–**	(12,583)	**–**	–
Repayments from associated entity		**8,721**	–	**8,721**	9,364
Advances to associated entity		**(7,675)**	(2,170)	**–**	–
Payments for investment in associated entity		**(4,337)**	(13,983)	**(4,337)**	(13,983)
Payment for purchase of controlled entity, net of cash acquired	39	**–**	(7,455)	**–**	–
Proceeds from sale of investment in associated entity		**5,000**	–	**–**	–
Proceeds from sale of controlled entity, net of cash disposed	39	**48,956**	–	**–**	–
Payments for purchase of technology licence		**(8,905)**	–	**–**	–
Payments for property, plant and equipment		**(4,395)**	(14,911)	**(1,999)**	–
Payments for purchase of investment		**–**	(6,139)	**–**	–
Proceeds from sale of property, plant and equipment		**2,379**	795	**1,409**	–
Proceeds from sale of investment		**16,125**	22,604	**–**	–
Net cash (outflow) inflow from investing activities		**55,869**	(33,842)	**3,794**	(4,619)
Cash Flows from Financing Activities					
Advances to controlled entities		**–**	–	**53,602**	(91,060)
Proceeds from issue of shares		**–**	99,954	**–**	99,954
Dividends paid		**(17)**	(4,885)	**(17)**	(4,885)
Repayment of other loans		**(23,719)**	(5,259)	**(16,392)**	–
Repayment of convertible notes		**(21,322)**	–	**(21,322)**	–
Share issue expenses		**(2,445)**	–	**(2,445)**	–
Proceeds from other loans		**41,827**	–	**41,827**	–
Bond payments		**(32,179)**	–	**(17,566)**	–
Proceeds from commercial bills		**–**	45,000	**–**	45,000
Repayment of commercial bills		**(20,000)**	(35,000)	**(20,000)**	(35,000)
Repayment of finance lease principal		**(942)**	(1,321)	**–**	–
Net cash (outflow) inflow from financing activities		**(58,797)**	98,489	**17,687**	14,009
Net (decrease) increase in cash held		**(6,380)**	9,934	**8,740**	(2,040)
Cash at the beginning of the financial year		**28,984**	20,512	**15**	2,055
ERG Limited (Italian Branch)		**–**	–	**3,618**	–
Effects of exchange rate changes on the balance of cash held in foreign currencies		**269**	(1,462)	**102**	–
Cash at the end of the financial year	8	**22,873**	28,984	**12,475**	15
Financing arrangements	43				
Non-cash financing and investing activities	44				

The above statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies

The financial report covers both ERG Limited as an individual entity and the consolidated entity consisting of ERG Limited and its controlled entities.

ERG Limited is a listed company, incorporated and domiciled in Australia. Its registered office and principal place of business is:

ERG Limited
247 Balcatta Road
Balcatta Western Australia 6021

(a) Basis of Accounting and Preparation

The financial report is a general purpose financial report which has been prepared in accordance with the *Corporations Act 2001*, the Australian Accounting Standards Board (AASB) and Urgent Issues Group Consensus Views and complies with other requirements of the law.

It is prepared in accordance with the historical cost convention and except where stated, does not take into account changing money values or current valuations of non-current assets. Unless otherwise stated, the accounting policies are consistent with those of the previous year.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring the substance of the underlying transactions or other events is reported.

Going Concern Basis

The consolidated entity has recorded a loss of $198,258,000, after outside equity interest, for the year ended 30 June 2003. This includes a loss of $56,394,000 in relation to the disposal of Proton World International SA (PWI) and an additional charge for the provision of the deferred liability on the PWI acquisition of $10,885,000.

The consolidated entity generated a positive operating cash flow of $17,263,000 before interest and borrowing costs ($13,671,000), restructure and advisory costs ($6,380,000) and redundancy ($664,000). Including these costs, operating cash flow was a negative $3,452,000 for the year.

During the year, the ERG Group restructured its statement of financial position with the conversion of the $250,000,000 listed convertible notes into equity and the disposal of the PWI investment. The net cash received on disposal amounted to $48,956,000 with a further $13,733,000 receivable post–year-end.

Subsequent to year-end, an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC) to restructure the Rome contract. The assets for the operation in Rome and the rights to use ERG software have been sold to ATAC for $45,700,000 in cash with $27,900,000 due on signing of the renegotiated contract. An additional $5,100,000 will be paid for software engineering services to be supplied over the next 12 months.

The Export Finance and Insurance Corporation has provided a facility of approximately $25,000,000 to assist with performance bonds for some of the major contracts. The facility will be able to be drawn down subject to certain conditions precedent.

The Directors believe that the ERG Group will return to profitability with the successful delivery of major transit projects in Seattle, Stockholm, Sydney and Washington DC. The successful delivery of these projects involves certain risks and uncertainties some of which are outside the control of the Group.

As a result of the above, the Directors are of the opinion that it is appropriate for the financial statements to be prepared on a going-concern basis and that the consolidated entity has the appropriate resources to meet its debts and commitments as and when they fall due.

The financial performance of the consolidated entity resulted in both the parent entity and the consolidated entity breaching a number of banking covenants. Waivers in respect of these breaches have been obtained.

(b) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising ERG Limited (the parent entity) and all entities which ERG Limited controlled (as defined in AASB 1024 "Consolidated Accounts") during the year and at year-end. A list of controlled entities is shown in note 39.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commenced. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line dissimilar accounting policies which may exist.

The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

(c) Investments

Interests in listed and unlisted securities, other than controlled entities and associates in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities and associates are accounted for in the consolidated financial statements as set out in notes 1(b) and 1(e).

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(d) Acquisitions of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(p).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statement of financial performance.

(e) Equity Accounting of Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method and the cost method in the Company's financial statements. Under the equity method, the consolidated entity's share of the post-acquisition profits or losses of associates is recognised in the consolidated statement of financial performance and its share of post-acquisition movements in reserves is recognised in consolidated reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(f) Income Tax

Tax effect accounting is applied whereby the income tax expense shown in the statement of financial performance is based on the profit (loss) before tax, adjusted for any permanent differences.

Timing differences, which arise from the recognition in the financial statements of items of revenue and expenditure in periods different to those in which they are assessable or allowable for income tax purposes, are brought to account as a provision for deferred income tax or future income tax benefit at the current taxation rates.

The future income tax benefit relating to timing differences is carried forward as an asset to the extent that realisation is considered beyond reasonable doubt. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where the earnings of overseas entities are subject to taxation under the Controlled Foreign Companies Rules, this tax has been provided for in the financial report.

(g) Foreign Currency Transactions and Balances

Translation of Foreign Currency Transactions

Foreign currency transactions during the year are translated to Australian currency at the rate of exchange applicable at the date of the transactions. Except for specific hedges, foreign currency balances outstanding at balance date are translated at the rates of exchange ruling on that date. Resulting exchange gains and losses arising from such translations are reflected in the profit or loss for the year.

Specific Hedges

Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale, and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rate changes. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

In those circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

Translation of Foreign Controlled Entities

Gains or losses on translation of the financial statements of financially dependent foreign operations are calculated using the temporal method. Such gains or losses are then taken into account in determining the profit or loss for the year. Translation of financial statements of operations deemed self-sustaining, being financially and operationally independent of ERG Limited, are translated using the current rate method and any exchange difference is taken directly to the foreign currency translation reserve.

(h) Cash

For the purpose of the statement of cash flows, cash includes cash on hand and in banks and money-market investments readily convertible to cash within two working days and subject to an insignificant risk of change in value, net of outstanding bank overdrafts and current bank borrowings.

(i) Receivables

Trade Debtors

All trade debtors are recognised at the amounts due less any provision for doubtful debts.

Collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

(j) Inventories

Inventories are valued at the lower of cost and net realisable value.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- raw materials – purchase cost on a weighted average cost basis
- finished goods and work in progress – costs of direct material, labour and a proportion of manufacturing overheads based on normal operating capacity.

(k) Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have been discounted to their present value.

(l) Employee Share Incentive Scheme – Receivables

Amounts receivable under the terms of the ERG Limited Employee Share Incentive Scheme are disclosed as current where shares are available after a two-year escrowed term and the issue price is below the current market price for shares traded on the Australian Stock Exchange. Repayment of loan monies can be made any time after the two-year period. Shares outstanding and held by employees who terminate their employment within the two-year escrowed term are repurchased and cancelled by ERG Limited for the original subscription price. Amounts receivable in relation to the employee share incentive scheme are reduced by any necessary provision for doubtful debts.

(m) Property, Plant and Equipment

Cost

Property, plant and equipment are carried at cost and capitalised leasehold assets are included at the present value of the minimum lease payments.

Any gain or loss on the disposal of fixed assets is determined as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is included in the result of the consolidated entity in the year of disposal.

Depreciation

Property, plant and equipment, including freehold buildings but excluding freehold land, are depreciated to write off the net cost of each asset on a straight-line basis over their expected useful economic lives. Estimates of remaining useful lives are made on a regular basis for all assets, with annual measurements for major items.

The following estimated useful lives are used in the calculation of depreciation:

- buildings – 25 to 40 years
- plant and equipment – 3 to 16 years.

Land and Buildings

The consolidated entity obtains a current valuation for its interests in land and buildings every three years based on an existing-use basis. Note 16 discloses the most recent valuation and the date of that valuation.

Where the carrying amount of land and buildings is in excess of the valuation, the decrement is recognised as an expense in the statement of financial performance.

Notes to the Financial Statements
30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(n) Leasehold Improvements

The cost of improvements to, or on, leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over three to eight years.

(o) Leased Non-Current Assets

Assets which are acquired under leases deemed to be "finance leases", which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to the ownership of the leased assets, are capitalised at the present value of the minimum lease payments and disclosed as leased plant and equipment.

Finance leases are capitalised by recording an initial asset and liability equal to the present value of the minimum lease payments including any guaranteed residual values. Leased assets are amortised over their expected useful lives using the straight-line method, or the period of the lease, whichever is the lesser. Lease payments are allocated between interest expense and lease liability.

Lease expenditure relating to leases deemed to be "operating leases" is recognised as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

(p) Intangible Assets

Goodwill

Goodwill purchased is shown in the consolidated financial statements at cost less accumulated amortisation. Goodwill arising on consolidation is the excess of the fair value of the purchase consideration for shares in controlled entities over the fair value attributed to the identifiable net assets acquired, at the acquisition dates. Goodwill purchased and goodwill on consolidation are amortised on a straight-line basis over the period in which the future benefits are expected to arise. This is taken as being ten years.

Licences, Rights and Brand Names

Licences, rights and brand names are initially brought to account at the cost of acquisition and are amortised over their useful lives. Current amortisation periods are five to ten years.

Software Development Costs

Software development costs are carried at cost and are deferred to future periods where they are expected to be recovered beyond any reasonable doubt. Costs include all materials used, direct labour, borrowing costs incurred during development and an appropriate proportion of direct and indirect overheads.

These assets are amortised on a straight-line basis over the period during which the benefits are expected to arise which is currently ten years.

The unamortised balance of software development costs is reviewed regularly and at each reporting date to ensure that the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written off as an expense.

(q) Research and Development

Expenditure on research and development is reported as a charge against net profit or loss in the year in which the expenditure is incurred, except where unamortised deferred costs are expected to be recoverable, beyond reasonable doubt.

Amortisation

Where research and development costs are deferred, they are amortised on a straight-line basis over the period of expected benefits. The current amortisation period is ten years.

The unamortised balance of research and development costs deferred in previous periods is reviewed regularly and at each reporting date, to ensure that the criterion for deferral continues to be met. Where such costs are no longer considered recoverable, they are written off as an expense.

Grants

Grants and subsidies received in relation to research and development activities are offset against capitalised research and development costs.

(r) Trade and Other Creditors

These amounts are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

1 Summary of Significant Accounting Policies (continued)

(s) Interest-Bearing Liabilities

Loans, commercial bills and other borrowings are recorded at an amount equal to the net proceeds received. Interest is accrued over the period it becomes due and is recorded as part of other creditors and accruals.

On issue of convertible notes, the liability component, originally brought to account, is the present value of future payments of principal and interest to noteholders. The residual amount, representing the fair value of the conversion option, is included in equity as other equity securities with no recognition of any change in the value of the option in subsequent periods. The liability is included in borrowings and carried on an amortised cost basis with interest on the notes recognised as borrowing costs on an effective yield basis until the liability is extinguished on conversion or maturity of the notes.

(t) Employee Entitlements

The estimated value of the shares issued under the ERG Limited Employee Share Incentive Scheme described in note 37 is not charged as an employee entitlement expense.

The contributions made to superannuation funds by entities within the consolidated entity are charged against the profit or loss for the period when due.

Wages and Salaries, Annual Leave and Sick Leave

Liabilities for wages and salaries, annual leave and sick leave are expected to be settled within 12 months at their nominal values using the remuneration rates to apply at the time of settlement.

Long Service Leave

Liabilities for long service leave, which are not expected to be settled within 12 months, are measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates applicable to national government guaranteed securities with the terms to maturity that match, as closely as possible, the estimated future cash outflows.

Pension Fund

Liabilities or assets in respect of a defined benefit pension fund are measured as the difference between the present value of employees' accrued benefits at the reporting date and the net market value of the superannuation fund's assets at that date. The present value of accrued benefits is based on expected future payments which arise from membership of the fund to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows. The amount charged to the statement of financial performance in respect of the pension funds represents the contributions made by the consolidated entity to the funds, adjusted by the movement in the liability or asset.

(u) Derivative Financial Instruments

The consolidated entity enters into forward foreign exchange contracts and interest rate swap agreements. Neither of these types of derivative financial instruments are recognised in the financial statements on inception.

The accounting for forward foreign exchange contracts is in accordance with note 1(g).

The net amount receivable or payable under interest rate swap agreements is progressively brought to account over the period to settlement. The amount recognised is accounted for as an adjustment to interest expense during the period and included in other debtors or other creditors at each reporting date.

(v) Revenue Recognition

Sales and Long-Term Projects

Sales revenue is recognised at the point of final manufacture of product for which contracts are in place and delivery of the product is required under the contracts. Sales revenue is disclosed net of returns, trade allowances, and duties and taxes paid.

In the case of long-term projects involving the supply of an automated fare collection system, revenue is recognised in accordance with the percentage of completion method and stage of completion is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.

Profit is accounted for by taking the percentage of completion of the total contract value and applying the percentage against the total current forecast profit for the project. Where it is probable that a loss will arise from a contract, the excess of total forecast cost over total forecast revenue is recognised as an operating expense immediately.

Service Revenue

Service revenue is recognised once the service has been provided.

Notes to the Financial Statements

30 JUNE 2003

1 Summary of Significant Accounting Policies (continued)

(w) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets. Borrowing costs include:

- interest and associated fees on bank overdrafts and short-term and long-term borrowings
- amortisation of discounts or premiums relating to borrowings
- finance lease charges
- amortisation of ancillary costs incurred in the issue of convertible notes.

(x) Financial Instruments Issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement. Refer to note 1(s) for treatment of the convertible notes (compound instrument).

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

(y) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

- where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
- for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables respectively.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(z) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Service Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. Amounts provided for are classified as current liabilities. The estimate is based on the consolidated entity's warranty costs experience over previous years.

Onerous Contracts

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceeds the economic benefits to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds unrecognised assets.

(aa) Project Contract Costs

Project contract costs include direct materials, project management, engineering labour and direct and indirect overheads incurred on contracts of significant value and duration. These costs are written off over the life of the contract.

(ab) Changes in Accounting Policies

In accordance with AASB 1028 "Employee Benefits", on 1 July 2002, the consolidated entity changed its policy for recognising provisions for annual leave. Under the new policy the amount of the provision is calculated using the remuneration rate expected to apply at the time of settlement, rather than the remuneration that applies at reporting date.

Notes to the Financial Statements
30 JUNE 2003

1 **Summary of Significant Accounting Policies (continued)**

There is no material effect of this change in accounting policy to opening retained profits in the consolidated entity and the Company.

In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", on 1 July 2002, the consolidated entity changed its policy for providing for dividends. Under the new policy a provision for dividend is recognised when the Directors have declared, determined or publicly recommended the dividend. There is no material effect of this change in accounting policy to opening retained profits for the consolidated entity and the Company.

In addition, on 1 July 2002, the consolidated entity has, as a result of the adoption of AASB 1044, changed its accounting policy for recognising a provision in respect of warranty obligations. The provision for warranty is, under the new policy, calculated by discounting the expected future cash flows to their net present value. There is no material effect of this change in accounting policy to opening retained profits in the consolidated entity and the Company.

(ac) **Restatement of Comparative Information**

Comparative information has been reclassified to ensure comparability with the current reporting period.

In the current financial year, project contract costs have been reclassified from inventories to other assets. This has resulted in a reclassification of the 2002 financial year disclosure from current inventories to other current assets of $9,409,000 (parent entity: nil) and from non-current inventories of $58,068,000 (parent entity: $30,044,000) to other non-current assets of $27,776,000 (parent entity: nil) and to intangible assets of $30,292,000 (parent entity: $30,044,000).

In the current financial year, software development costs capitalised have been reclassified from property, plant and equipment to intangibles. This has resulted in a reclassification of the 2002 financial year disclosure from property, plant and equipment to intangibles of $65,286,000 (parent entity: nil).

In the current financial year, GST credits have been netted off with GST debits to disclose net GST receivables. This has resulted in reclassification of the 2002 financial year disclosure from payables to other current assets of $5,878,000 (parent entity: nil).

Included in non-current other financial assets in 2002 was a receivable of $2,786,000 (parent entity: nil). Accordingly, this amount has been reclassified from non-current other financial assets to non-current receivables.

The complete set of reclassifications is summarised in the following table:

	Consolidated 2002 $000	Parent Entity 2002 $000
Increase (decrease) in assets:		
Current assets – inventories	(9,409)	–
Current assets – other	3,531	–
Non-current assets – receivables	2,786	–
Non-current assets – inventories	(58,068)	(30,044)
Non-current assets – other financial assets	(2,786)	–
Non-current assets – property, plant and equipment	(65,286)	–
Non-current assets – intangible assets	95,578	30,044
Non-current assets – other	27,776	–
Decrease in liabilities:		
Current liabilities – payables	5,878	–
	–	–

Notes to the Financial Statements
30 JUNE 2003

2 Segment Information

Business Segments

The consolidated entity is organised on a global basis into the following business segments:

Projects, Supply and Installation

The supply and installation of automated fare collection (AFC) systems throughout the world.

Operation and Maintenance

The operation and maintenance segment of the business represents the source of long-term recurring revenue for the consolidated entity derived primarily from the outsourced operation and/or long-term maintenance of AFC systems once installed.

Corporate and Financing

This segment of the business provides the technology, financing, business development and administrative support to the two operational segments outlined above.

Geographical Segments

The consolidated entity's business segments operate in the following three main geographical areas:

- Asia–Pacific – comprises operations in Australia, Hong Kong, Malaysia and Singapore. Australia is the home country of the parent entity and provides all of the consolidated entity's Corporate support
- Europe, the Middle East and Africa – comprises operations in Belgium, France, Germany, Italy, Sweden and the United Kingdom
- North America – comprises operations in Canada and the United States.

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Primary Reporting – Business Segments 2003					
Sales to customers outside the consolidated entity	87,404	118,221	–	–	205,625
Intersegment sales	–	–	–	–	–
Share of net loss of associates	–	(2,950)	–	–	(2,950)
Other revenue	1,633	100,058	19,365	–	121,056
Unallocated revenue					950
Total segment revenue	89,037	215,329	19,365	–	324,681
Segment result before individually significant items	(6,200)	(14,626)	(45,968)	–	(66,794)
Borrowing costs	–	–	(21,159)	–	(21,159)
Individually significant items	(22,665)	(84,506)	(7,033)	–	(114,204)
Unallocated revenue					950
Segment result	(28,865)	(99,132)	(74,160)	–	(201,207)
Unallocated expenses					–
Loss from ordinary activities before income tax					(201,207)
Income tax expense					(347)
Loss from ordinary activities after income tax					(201,554)
Segment assets	100,309	171,102	138,091	–	409,502
Unallocated assets					–
Total assets	100,309	171,102	138,091	–	409,502

Notes to the Financial Statements
30 JUNE 2003

2 Segment Information (continued)

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Segment liabilities	41,154	144,412	24,252	–	209,818
Unallocated liabilities					969
Total liabilities	41,154	144,412	24,252	–	210,787
Investments in associates	–	2,405	–	–	2,405
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	1,678	10,663	634	–	12,975
Depreciation and amortisation expense	2,004	23,840	12,740	–	38,584
Other non-cash expenses	22,665	34,421	6,470	–	63,556

	Projects, Supply and Installation $000	Operation and Maintenance $000	Corporate and Financing $000	Intersegment Eliminations $000	Consolidated $000
Primary Reporting – Business Segments 2002					
Sales to customers outside the consolidated entity	136,554	139,325	(4,061)	–	271,818
Intersegment sales	14,914	–	2,165	(17,079)	–
Share of net loss of associates	–	(3,488)	–	–	(3,488)
Other revenue	3,844	616	25,274	–	29,734
Unallocated revenue					–
Total segment revenue	155,312	136,453	23,378	(17,079)	298,064
Segment result before individually significant items	1,603	(37,031)	(22,385)	–	(57,813)
Borrowing costs	–	–	(29,703)	–	(29,703)
Individually significant items	(12,283)	(139,187)	(7,152)	–	(158,622)
Segment result	(10,680)	(176,218)	(59,240)	–	(246,138)
Unallocated expenses					–
Loss from ordinary activities before income tax					(246,138)
Income tax expense					(3,661)
Loss from ordinary activities after income tax					(249,799)
Segment assets	174,789	368,327	127,020	–	670,136
Unallocated assets					–
Total assets	174,789	368,327	127,020	–	670,136
Segment liabilities	56,302	66,305	394,979	–	517,586
Unallocated liabilities					803
Total liabilities	56,302	66,305	394,979	–	518,389
Investments in associates	–	5,355	–	–	5,355
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	29,529	36,515	173,689	–	239,733
Depreciation and amortisation expense	4,216	51,684	20,229	–	76,129
Other non-cash expenses	21,832	24,915	–	–	46,747

Notes to the Financial Statements

30 JUNE 2003

2 Segment Information (continued)

	Asia-Pacific $000	Europe, Middle East and Africa $000	North America $000	Consolidated $000
Secondary Reporting – Geographical Segments 2003				
Sales to customers outside the consolidated entity	84,847	98,237	22,541	205,625
Segment assets	276,332	119,859	13,311	409,502
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	1,117	11,745	113	12,975
Secondary Reporting – Geographical Segments 2002				
Sales to customers outside the consolidated entity	144,870	103,904	23,044	271,818
Segment assets	490,747	167,441	11,948	670,136
Acquisitions of property, plant and equipment; intangibles and other non-current segment assets	214,123	14,328	11,282	239,733

Notes to and Forming Part of the Segment Information

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on a cost plus mark-up basis and are eliminated on consolidation.

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
3 Revenue and Expenses from Ordinary Activities				
Revenue from Operating Activities				
Sales revenue	**205,625**	271,818	**35,818**	14,914
Revenue from Outside the Operating Activities				
Other revenue:				
Interest received/receivable	**950**	3,303	**1,166**	2,405
Dividends	**–**	794	**–**	–
Proceeds from sale of current investments	**15,866**	–	**–**	–
Proceeds from sale of property, plant and equipment	**2,379**	795	**1,409**	–
Proceeds from sale of non-current investments	**5,259**	22,604	**–**	–
Proceeds from sale of investment in former controlled entity	**94,598**	–	**–**	–
Proceeds from sale of business assets	**8**	2	**–**	–
Management fees from controlled entities	**–**	–	**–**	443
Net foreign exchange gain	**–**	–	**–**	127
Other income	**2,946**	2,236	**126**	11
Total other revenue	**122,006**	29,734	**2,701**	2,986
Total revenue from ordinary activities	**327,631**	301,552	**38,519**	17,900
Sales revenue includes construction contract revenue of	**60,403**	73,336	**–**	14,914

Notes to the Financial Statements

30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
3 Revenue and Expenses from Ordinary Activities (continued)				
Expenses from Ordinary Activities				
Cost of sales:				
Changes in inventories of raw materials, finished goods and work in progress	**(9,848)**	(11,453)	**–**	–
Raw materials and consumables used	**95,054**	171,856	**25,871**	14,168
Changes in project costs	**9,811**	5,235	**727**	–
Total cost of sales	**95,017**	165,638	**26,598**	14,168
Employee benefits expense	**58,033**	53,983	**5,419**	498
Other labour and consulting costs	**25,684**	43,865	**10,133**	1,025
Depreciation	**13,335**	19,686	**8,117**	31
Amortisation	**25,249**	56,443	**3,815**	4,291
Rental expense relating to operating leases	**25,125**	24,312	**412**	7
Travel expenses	**4,741**	9,631	**50**	4
Legal fees	**3,098**	3,515	**589**	–
Communication costs	**2,551**	4,579	**714**	21
Cost of sale of investment	**15,878**	22,678	**–**	11,797
Cost of sale of investment in former controlled entity	**150,992**	–	**–**	–
Cost of sale of property, plant and equipment	**1,643**	1,411	**1,494**	–
Provision for deferred consideration	**10,885**	–	**–**	–
Write down to recoverable amount of:				
Investments	**4,790**	1,057	**7,567**	1,082
Investments accounted for using the equity method	**–**	58,876	**6,137**	21,406
Provision for doubtful debts	**16,101**	1,542	**103,744**	190,000
Intangibles	**2,465**	–	**–**	–
Other assets	**15,587**	–	**–**	–
Other ordinary expenses	**33,555**	47,283	**6,770**	2,044
Total expenses from ordinary activities	**504,729**	514,499	**181,559**	246,374

4 (Loss) Profit from Ordinary Activities

(a) Gains and Expenses

(Loss) profit from ordinary activities before income tax includes the following specific net gains and expenses:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Gains				
Interest received/receivable:				
Other persons and/or corporations	**950**	3,303	**518**	2,405
Related entities	**–**	–	**648**	–
Total interest received/receivable	**950**	3,303	**1,166**	2,405
Profit on sale of assets:				
Investments	**5,247**	–	**–**	–
Plant and equipment	**736**	–	**–**	–
	5,983	–	**–**	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
4 (Loss) Profit from Ordinary Activities (continued)				
Expenses				
Cost of goods sold	**95,017**	165,638	**26,598**	14,168
Borrowing costs expensed:				
Interest paid/payable – other persons and/or corporations	**18,688**	24,264	**16,641**	22,637
Other charges	**1,566**	222	**1,544**	222
Amortisation	**–**	495	**–**	495
Accelerated amortisation	**–**	3,631	**–**	3,631
Interest on debt component of convertible notes	**870**	969	**870**	969
Finance charges relating to finance leases	**35**	122	**–**	–
Total borrowing costs	**21,159**	29,703	**19,055**	27,954
Loss on sale of non-current assets:				
Investment in former controlled entity	**56,394**	–	**–**	–
Investments	**–**	14,064	**–**	–
Property, plant and equipment	**–**	616	**85**	–
Total loss on sale of non-current assets	**56,394**	14,680	**85**	–
Depreciation:				
Buildings	**349**	387	**4**	31
Plant and equipment	**12,986**	19,299	**8,113**	–
Total depreciation	**13,335**	19,686	**8,117**	31
Other charges:				
Rental expense relating to operating leases	**25,125**	24,312	**412**	7
Other net foreign exchange losses	**2,409**	–	**934**	–
Total other charges	**27,534**	24,312	**1,346**	7
Amortisation:				
Leasehold improvements	**529**	633	**65**	–
Plant and equipment under finance leases	**106**	720	**–**	–
Software development costs	**7,296**	45,995	**–**	–
Goodwill on consolidation	**12,416**	2,857	**–**	–
Licences, rights and brand names	**591**	1,649	**–**	–
Other development costs	**3,994**	4,589	**3,750**	4,291
Other	**317**	–	**–**	–
Total amortisation	**25,249**	56,443	**3,815**	4,291
Other provisions:				
Doubtful debts				
Directors and Director-related entities	**3,238**	–	**3,238**	–
Controlled entities	**–**	–	**100,000**	190,000
Associated entities	**6,000**	–	**–**	–
Other persons and/or corporations	**6,863**	1,542	**506**	–
	16,101	1,542	**103,744**	190,000

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
4 (Loss) Profit from Ordinary Activities (continued)				
Inventory obsolescence	**1,654**	2,195	**1,594**	–
Service warranties (reversal of)	**1,423**	(523)	**–**	–
Employee entitlements	**3,676**	4,036	**111**	–
Total other provisions	**22,854**	7,250	**105,449**	190,000
(b) **Individually Significant Items**				
Gains				
Gain on sale of former associate	**5,000**	–	**–**	–
Technology licence fees	**–**	3,046	**–**	–
Losses				
Loss on sale of former controlled entity	**56,394**	–	**–**	–
Expenses				
Write down to recoverable amount of project contract costs	**15,587**	–	**–**	–
Provision for doubtful debts	**14,771**	–	**–**	–
Provision for deferred consideration	**10,885**	–	**–**	–
Restructure and advisory fees	**6,380**	–	**6,380**	–
Write down to recoverable amount of other financial assets	**4,790**	1,057	**–**	945
Provision for project losses and delays	**4,137**	10,170	**–**	–
Other	**6,260**	1,943	**–**	–
Write down to recoverable amount of investments accounted for using the equity method (unlisted companies)	**–**	58,876	**6,137**	21,406
Accelerated amortisation of software development costs and technology licence rights	**–**	37,971	**–**	–
Accelerated amortisation of project contract costs	**–**	33,912	**–**	–
Reversal of prior year profit, exchange movement and equity losses applicable to Prepayment Cards Limited	**–**	13,990	**–**	11,797
Provision for doubtful debt applicable to controlled entities	**–**	–	**100,000**	190,000
Write down to recoverable amount of investment in controlled entities	**–**	–	**7,567**	1,082
Write off of project receivable	**–**	3,750	**–**	–
Accelerated amortisation of borrowing costs	**–**	3,631	**–**	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
5 Income Tax				
The income tax for the financial year differs from the amount calculated on the (loss) profit. The differences are reconciled as follows:				
(Loss) from ordinary activities before income tax	**(201,207)**	(246,138)	**(208,720)**	(256,428)
Income tax calculated at 30%	**(60,362)**	(73,841)	**(62,616)**	(76,928)
Tax effect of permanent differences:				
Amortisation of goodwill	**3,725**	857	**–**	–
Provision for diminution	**–**	17,980	**–**	7,199
Share of losses of associates	**–**	1,046	**–**	–
Prepayment Cards Limited profit reversal	**–**	4,197	**–**	4,197
Net capital gain	**–**	5,512	**–**	–
Rebateable dividend	**–**	(615)	**–**	–
Other items	**(5,750)**	3,631	**20,627**	(240)
Research and development allowance	**(561)**	(1,738)	**–**	–
Income tax adjusted for permanent differences	**(62,948)**	(42,971)	**(41,989)**	(65,772)
Tax losses not brought to account	**70,487**	51,124	**35,134**	63,786
Tax losses recouped/transferred	**(5,365)**	(4,549)	**6,855**	1,986
Overseas tax rate differential on taxable profit	**(1,827)**	(2,335)	**–**	–
Prior year over-provision	**–**	(1,507)	**–**	–
Reversal of deferred tax assets and liabilities	**–**	3,440	**–**	(3,509)
Change in income tax rates	**–**	459	**–**	–
Income tax expense (benefit) relating to ordinary activities	**347**	3,661	**–**	(3,509)
The Directors estimate that the potential future income tax benefit in respect of tax losses not brought to account is	**62,031**	69,566	**13,855**	–

This benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity;

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

Tax Consolidation Legislation

ERG Limited and its wholly owned Australian subsidiaries have decided to implement the tax consolidation legislation as of 1 July 2003. The Australian Taxation Office has not yet been notified of this decision. The entities also intend to enter into a tax-sharing agreement, but details of this agreement are yet to be finalised.

As a consequence, ERG Limited, as the head entity in the tax consolidated group, will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly owned Australian-controlled entities in this group in future financial statements as if those transactions, events and balances were its own, in addition to the current and deferred tax balances arising in relation to its own transactions, events and balances. Amounts receivable or payable under the tax-sharing agreement will be recognised separately by ERG Limited as tax-related amounts receivable or payable.

The financial effect of the implementation of the legislation has not been recognised in the financial statements for the year ended 30 June 2003.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
6 Dividends				
(a) No dividend has been paid or proposed in respect of the current or previous financial year	**–**	–	**–**	–
(b) Adjusted franking account balance (tax paid basis) (note 6(i))	**1,161**	1,161	**–**	–

(i) Due to the changes in Australian income tax legislation from 1 July 2002, franking accounts are maintained on a "tax paid" rather than an "after tax distributable profits" basis. The comparative franking account balance as at 30 June 2002 has been restated on the "tax paid basis" so as to be comparable with the disclosure as at 30 June 2003.

Franking Credits Available for Subsequent Financial Years

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

- franking credits that will arise from the payment of the current tax liability
- franking debits that will arise from the payment of dividends recognised as a liability at the reporting date
- franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date
- franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

7 Research and Development Costs

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Research and development costs written off	**16,956**	10,594	**–**	–
Research and development costs capitalised	**–**	12,583	**–**	–
Amortisation of capitalised software development costs	**7,296**	45,995	**–**	–

The research and development costs as capitalised at balance date, together with the net carrying value thereof, are disclosed as capitalised software development costs in note 17.

8 Current Assets – Cash Assets

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Cash at bank and on hand	**12,202**	19,019	**3,412**	15
Deposits at call	**10,671**	19,382	**9,063**	–
Total current assets – cash assets	**22,873**	38,401	**12,475**	15
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:				
Balance as above	**22,873**	38,401	**12,475**	15
Less: Unsecured bank borrowings – other (note 20)	**–**	(9,417)	**–**	–
Balances per statement of cash flows	**22,873**	28,984	**12,475**	15

Cash at bank balances are bearing floating interest rates between 0.00% and 4.50% (2002: 0.00% and 4.50%) and deposits at call are bearing floating interest rates between 0.00% and 4.75% (2002: 0.00% and 4.70%).

9 Current Assets – Receivables

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Trade debtors	**83,738**	122,347	**5,775**	–
Less: Provision for doubtful debts	**(4,400)**	(4,723)	**(303)**	–
	79,338	117,624	**5,472**	–
Debtor retentions	**185**	646	**–**	–
	79,523	118,270	**5,472**	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
9 Current Assets – Receivables (continued)				
Amounts due under the ERG Limited Employee Share Incentive Scheme:				
Loans due by employees	**–**	40	**–**	40
	–	40	**–**	40
Receivables from equity associates *	**2,000**	6,340	**2,000**	6,340
Total current assets – receivables	**81,523**	124,650	**7,472**	6,380

* Refer to note 13 for the non-current portion of these receivables.

Further information relating to receivables from equity associates is set out in note 38.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
10 Current Assets – Inventories				
Raw materials and stores:				
At cost	**112**	879	**–**	–
At net realisable value	**6,062**	5,293	**1,261**	–
Work in progress – at cost	**1,421**	3,699	**33**	–
Finished goods:				
At cost	**3,969**	16,814	**–**	–
At net realisable value	**13,489**	8,217	**381**	–
Total current assets – inventories	**25,053**	34,902	**1,675**	–
11 Current Assets – Other Financial Assets				
Investments Traded on Organised Markets				
Shares in other corporations – at cost	**–**	15,793	**–**	–
Total current assets – other financial assets	**–**	15,793	**–**	–

Shares in other corporations were sold during the year. The market value of these shares in the previous financial year was $15,844,326.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
12 Current Assets – Other				
Prepayments	**6,750**	9,128	**262**	14
Project contract costs	**4,748**	9,409	**–**	–
Other	**1,207**	2,929	**743**	–
Total current assets – other	**12,705**	21,466	**1,005**	14

Other primarily relates to GST receivable and interest receivable.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
13 Non-Current Assets – Receivables				
Loans to controlled entities	**–**	–	**408,518**	579,423
Less: Provision for doubtful debts	**–**	–	**(309,775)**	(209,775)
	–	–	**98,743**	369,648
Receivables from equity associates *	**40,358**	40,780	**13,375**	17,756
Less: Provision for doubtful debts	**(6,000)**	–	**–**	–
	34,358	40,780	**13,375**	17,756

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
13 Non-Current Assets – Receivables (continued)				
Debtor retentions	**17,533**	19,048	**–**	–
Bonds receivable	**31,335**	–	**16,722**	–
Deferred consideration – on disposal of Proton World International SA	**7,116**	–	**–**	–
	55,984	19,048	**16,722**	–
Other receivables	**2,815**	3,272	**–**	–
Less: Provision for doubtful debts	**(2,786)**	–	**–**	–
	29	3,272	**–**	–
Amounts due under the ERG Limited Employee Share Incentive Scheme:				
Loans due by employees	**688**	1,295	**688**	1,295
Loans due by Executive Director	**3,238**	3,238	**3,238**	3,238
Less: Provision for non-recovery	**(3,926)**	–	**(3,926)**	–
	–	4,533	**–**	4,533
Total non-current assets – receivables	**90,371**	67,633	**128,840**	391,937

* Refer to note 9 for the current portion of these receivables.

Further information relating to receivables from equity associates is set out in note 38.

Bonds receivable relate to performance bonds collateralised by cash which is not available for use until certain contractual conditions are fulfilled.

ERG Limited Employee Share Incentive Scheme

Amounts due under the ERG Limited Employee Share Incentive Scheme (Scheme) represent loans provided to employees and Executive Directors to purchase shares under the terms and conditions associated with the Scheme. The market value of these shares at 30 June 2003 was $719,608 (2002: $2,698,530). Amounts recorded as current receivables are set out in note 9 and represent shares available to participants in the Scheme after the completion of a two-year qualifying period and where the issue price is below the current market value. Amounts recorded as non-current receivables are set out above. In accordance with the terms of the Scheme, the employee is required to repay the loan to ERG when the shares are made available to him/her. As the subscription prices are considerably higher than the current market prices of these shares, it is unlikely that employees will take up the shares and in turn repay the loan to ERG. For this reason the receivable has been fully provided for. It is expected that when the shares are cancelled the provision will be reversed and a corresponding reduction in share capital will be recognised. Further information relating to the Scheme and the loans to Executive Directors under the Scheme is set out in notes 37 and 38.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
14 Non-Current Assets – Investments Accounted for Using the Equity Method				
Investments in associates (note 41)	**2,405**	5,355	**–**	–

Investments in Associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at recoverable amount by the parent entity (refer to note 15).

During the previous financial year, the investment in Prepayment Cards Limited was written down to the assessed recoverable amount of $5,355,186 in the consolidated entity.

The investment in ECard Pty Limited was sold during the current financial year. In the previous financial year, this investment was written down to a nil recoverable amount in the consolidated entity.

The above investments in associates represent interests in associated entities which are involved in the development and commercialisation of the consolidated entity's smart card and electronic ticketing solutions.

Further details regarding the investments in associates are included in note 41.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
15 Non-Current Assets – Other Financial Assets				
Investments Traded on Organised Markets				
Shares in other corporations – at recoverable amount	**724**	843	**677**	598
Other (Non-Traded) Investments				
Shares in controlled entities and a trust – at recoverable amount	**–**	–	**5,204**	12,771
Investments in associates – at recoverable amount	**–**	–	**2,405**	8,542
Shares in other corporations – at recoverable amount	**–**	4,711	**–**	–
Total of other (non-traded) investments	**–**	4,711	**7,609**	21,313
Total non-current assets – other financial assets	**724**	5,554	**8,286**	21,911

Traded Shares in Other Corporations

The market value at balance date of the shares traded on organised markets was $723,733 (2002: $813,135).

Non-Traded Shares in Other Corporations

Investments in other corporations represent interests in card.etc AG. At 30 June 2003, ERG held 19.997% (2002: 19.997%) of the share capital of card.etc AG. The company is involved in the development and marketing of smart card technology and provides strategic alliances for the commercialisation of the consolidated entity's own smart card and electronic ticketing solutions. This investment has been written down to the assessed recoverable amount of nil, previously having been recorded at cost value of $4,711,374 at 30 June 2002.

Investments in Associates

During the financial year, the investment in AFC Equipment Co Pty Ltd has been written down to the assessed recoverable amount of nil.

During the previous financial year, the investment in Prepayment Cards Pty Limited was written down to the assessed recoverable amount of $6,542,412.

Further details regarding the investments in associates are included in note 41.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
16 Non-Current Assets – Property, Plant and Equipment				
Land and Buildings (note 16(i))				
Freehold land – at cost	**1,764**	2,277	**–**	450
Buildings:				
At cost	**10,477**	11,625	**–**	695
Less: Accumulated depreciation	**(2,893)**	(3,011)	**–**	(216)
	7,584	8,614	**–**	479
Leasehold improvements:				
At cost	**4,606**	5,026	**432**	–
Less: Accumulated amortisation	**(2,852)**	(2,862)	**(74)**	–
	1,754	2,164	**358**	–
Total land and buildings	**11,102**	13,055	**358**	929

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
16 Non-Current Assets – Property, Plant and Equipment (continued)				
Plant and Equipment				
Plant and equipment:				
At cost	**116,394**	119,567	**72,646**	–
Less: Accumulated depreciation	**(57,270)**	(48,120)	**(19,338)**	–
	59,124	71,447	**53,308**	–
Plant and equipment under finance lease:				
At cost	**–**	2,696	**–**	–
Less: Accumulated amortisation	**–**	(2,357)	**–**	–
	–	339	**–**	–
Total plant and equipment	**59,124**	71,786	**53,308**	–
Total non-current assets – property, plant and equipment	**70,226**	84,841	**53,666**	929

(i) **Land and Buildings Valuations**

During the year, freehold land and a building at Balcatta, Western Australia were disposed of. The remaining freehold land and buildings at Balcatta, Western Australia have been independently valued at $11,950,000 on an existing-use basis. The valuations were performed on 12 November 1998 by Mr B Lamers AAPI and by the Directors in September 2002. The valuations are estimates of the amounts for which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm's length transaction at the valuation date. The Directors have reviewed this 1998 valuation in the context of reports on current market conditions and are satisfied the valuation remains a fair estimate of the exchange value of the property.

The current valuation of freehold land and buildings is greater than the carrying value of the underlying assets of $9,911,873 (2002: $11,343,759). Revaluation increments above cost are not taken into account in these financial statements.

(ii) **Reconciliations**

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous financial years are set out below:

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Project Assets Under Construction $000	Leased Plant & Equipment $000	Total $000
Consolidated – 2003							
Carrying amount at start of year	2,277	8,614	2,164	71,447	–	339	84,841
Additions	–	–	278	3,341	–	–	3,619
Disposals	(511)	(564)	(75)	(331)	–	–	(1,481)
Disposals through sale of entity	–	–	–	(359)	–	–	(359)
Transfers to (from) classes of assets	–	(183)	(39)	461	–	(239)	–
Write off of assets	–	–	–	(49)	–	–	(49)
Depreciation/amortisation expense (note 4(a))	–	(349)	(529)	(12,986)	–	(106)	(13,970)
Foreign currency exchange differences	(2)	66	(45)	(2,400)	–	6	(2,375)
Carrying amount at end of year	1,764	7,584	1,754	59,124	–	–	70,226

Notes to the Financial Statements
30 JUNE 2003

16 Non-Current Assets – Property, Plant and Equipment (continued)

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Project Assets Under Construction $000	Leased Plant & Equipment $000	Total $000
Consolidated – 2002							
Carrying amount at start of year	2,274	8,729	1,873	15,036	68,710	1,133	97,755
Additions	–	90	955	6,922	–	–	7,967
Disposals	–	–	(1)	(293)	–	–	(294)
Additions through acquisition of entity	–	119	–	842	–	–	961
Transfers to (from) classes of assets	–	–	–	68,784	(68,710)	(74)	–
Write off of assets	–	(7)	–	–	–	–	(7)
Depreciation/amortisation expense (note 4(a))	–	(387)	(633)	(19,299)	–	(720)	(21,039)
Foreign currency exchange differences	3	70	(30)	(545)	–	–	(502)
Carrying amount at end of year	2,277	8,614	2,164	71,447	–	339	84,841

	Freehold Land $000	Buildings $000	Leasehold Improvements $000	Plant & Equipment $000	Total $000
Parent – 2003					
Carrying amount at start of year	450	479	–	–	929
Inclusion of ERG Limited (Italian Branch) at 1 July 2002	–	–	414	61,746	62,160
Additions	–	–	17	1,559	1,576
Disposals	(450)	(475)	–	(291)	(1,216)
Transfers from other controlled entities	–	–	–	176	176
Write off of assets	–	–	–	(33)	(33)
Depreciation/amortisation expense (note 4(a))	–	(4)	(65)	(8,113)	(8,182)
Foreign currency exchange differences	–	–	(8)	(1,736)	(1,744)
Carrying amount at end of year	–	–	358	53,308	53,666
Parent – 2002					
Carrying amount at start of year	450	510	–	–	960
Depreciation/amortisation expense (note 4(a))	–	(31)	–	–	(31)
Carrying amount at end of year	450	479	–	–	929

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
17 Non-Current Assets – Intangible Assets				
Goodwill:				
At cost	**–**	150,377	**–**	–
Less: Accumulated amortisation	**–**	(2,857)	**–**	–
	–	147,520	**–**	–
Licences, rights and brand names:				
At cost	**36,395**	30,887	**–**	–
Less: Accumulated amortisation	**(28,445)**	(30,742)	**–**	–
	7,950	145	**–**	–
Software development costs:				
At cost	**126,596**	129,097	**35,238**	35,238
Less: Accumulated amortisation	**(44,620)**	(33,519)	**(8,944)**	(5,194)
	81,976	95,578	**26,294**	30,044
Total non-current assets – intangible assets	**89,926**	243,243	**26,294**	30,044

Effective 15 March 2002, the consolidated entity acquired the remaining 90% of the shares of Proton World International SA (PWI) that it did not previously own. PWI became a 100% owned controlled entity and the goodwill on acquisition of $150,377,624 was recorded in the consolidated financial statements of ERG. The consolidated entity disposed of its shareholding in PWI on 24 April 2003. Refer to note 39.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
18 Non-Current Assets – Other				
Project contract costs – at recoverable amount	**13,118**	27,776	**–**	–
Other	**578**	522	**–**	–
Total non-current assets – other	**13,696**	28,298	**–**	–
19 Current Liabilities – Payables				
Trade creditors	**32,502**	38,249	**5,706**	–
Payables to equity associates	**–**	3,716	**–**	–
Other creditors and accruals	**27,344**	51,259	**6,353**	6,239
Total current liabilities – payables	**59,846**	93,224	**12,059**	6,239

Further information relating to payables to equity associates is set out in note 38.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
20 Current Liabilities – Interest-Bearing Liabilities				
Secured				
Lease liabilities (note 36)	–	817	–	–
Commercial bills (note 25)	–	20,000	–	20,000
Other loans (note 20(i))	32,210	–	–	–
	32,210	20,817	–	20,000
Details of the security relating to each of these liabilities are set out in note 25.				
Unsecured				
Bank borrowings – other (note 8)	–	9,417	–	–
Convertible notes (note 25)	–	22,818	–	22,818
Other loans (note 20(i))	2	25,165	–	–
	2	57,400	–	22,818
Total current liabilities – interest-bearing liabilities	32,212	78,217	–	42,818

Borrowings are bearing floating interest rates as follows:

Commercial bills – nil (2002: between 5.34% and 5.54%)
Bank borrowings – nil (2002: between 2.16% and 6.21%)
Other loans – between 2.33% and 3.80% (2002: between 2.33% and 3.80%)

(i) Other secured loans in the current year were the deferred consideration amounts payable to the original vendors of Proton World International SA. In the prior year, these loans were unsecured interest-bearing liabilities and had both a current and non-current element.

21 Current Liabilities – Tax Liabilities

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Income tax	969	803	–	–
Total current liabilities – tax liabilities	969	803	–	–

22 Current Liabilities – Provisions

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Provision for dividend	796	813	796	813
Employee entitlements (note 37)	4,114	5,487	206	–
Service warranties	2,766	2,177	–	–
Project losses	4,137	–	704	–
Sundry provisions	208	3,493	–	–
Total current liabilities – provisions	12,021	11,970	1,706	813

Notes to the Financial Statements
30 JUNE 2003

22 Current Liabilities – Provisions (continued)

Represented by	Dividends $000	Service Warranties $000	Project Losses $000	Sundry Provisions $000	Total $000
Consolidated 2003					
Carrying amount at start of year	813	2,177	–	3,493	6,483
Additional provisions recognised	–	882	4,137	208	5,227
Reductions arising from payments/other sacrifices of future economic benefits	(17)	(293)	–	(296)	(606)
Reductions resulting from the re-measurement of the estimated future sacrifice	–	–	–	(3,197)	(3,197)
Carrying amount at end of year	796	2,766	4,137	208	7,907

Represented by	Dividends $000	Service Warranties $000	Project Losses $000	Sundry Provisions $000	Total $000
Parent Entity 2003					
Carrying amount at start of year	813	–	–	–	813
Additional provisions recognised	–	–	704	–	704
Reductions arising from payments/other sacrifices of future economic benefits	(17)	–	–	–	(17)
Reductions resulting from the re-measurement of the estimated future sacrifice	–	–	–	–	–
Carrying amount at end of year	796	–	704	–	1,500

Provision for dividend represents the aggregate amount of dividends declared which remain undistributed as at the reporting date, regardless of the extent to which they are expected to be paid in cash.

Provision for service warranties represents the Directors' best estimate of the future sacrifice of economic benefits that will be required under the consolidated entity's warranty program. The estimate has been made on the basis of historical warranty trends.

Provision for project losses represents the excess of total forecast cost over total forecast revenue of a project where it is probable that a loss will arise.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
23 Current Liabilities – Other				
Progress payments in advance	**22,062**	9,347	**2,805**	–
Amounts due on acquisition of outside equity interests	**7**	7	**–**	–
Other loans	**–**	5,637	**–**	4,337
Total current liabilities – other	**22,069**	14,991	**2,805**	4,337

Included in other loans in 2002 is an amount of $1,300,000 secured by a first registered mortgage over land. This relates to a loan in respect of the land at Balcatta, Western Australia, payable to the Western Australian Department of Industry and Technology.

Also included in other loans in 2002 is an amount of $4,337,036 which relates to the deferred settlement in respect of the shares purchased in Prepayment Cards Limited. This loan has been repaid during the current year.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
24 Non-Current Liabilities – Payables				
Sundry creditors	**42**	–	**42**	–
Total non-current liabilities – payables	**42**	–	**42**	–

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
25 Non-Current Liabilities – Interest-Bearing Liabilities				
Secured				
Other loans – Director-related entities (note 38)	**25,435**	–	**25,435**	–
Lease liabilities (note 36)	**–**	123	**–**	–
	25,435	123	**25,435**	–
Unsecured				
Convertible notes *	**–**	247,218	**–**	247,218
Bank borrowings	**–**	7,011	**–**	–
Other loans * (note 25(i))	**–**	14,529	**–**	–
	–	268,758	**–**	247,218
Total non-current liabilities – interest-bearing liabilities	**25,435**	268,881	**25,435**	247,218

* Refer to note 20 for the current portion of these interest-bearing liabilities.

(i) Other unsecured loans in the previous year relate to deferred consideration amounts payable to the original vendors of Proton World International SA. These loans are now current secured interest-bearing liabilities – other loans (refer to note 20).

Bank Borrowings

Bank borrowings bear an interest rate of nil (2002: 6.00%).

Commercial Bills

Commercial bills bear an interest rate of nil (2002: between 5.34% and 5.54%).

Other Loans

Other loans bear interest rates of between 2.33% and 10.00% (2002: between 2.33% and 3.80%).

Convertible Notes

The parent entity issued 18,178,989 five-year 8% convertible notes at $1.65 per note on 16 October 1997 with a maturity date of 15 October 2002. During the term of these notes, 7,350,000 notes were converted into ordinary shares (refer to note 28(g)). In December 2002, 5,828,989 notes were paid out, while the balance of 5,000,000 notes, including accumulated interest, were repaid during the current year.

The parent entity also issued 18,518,519 five-year and seven-month 7.5% convertible notes at $13.50 per note on 28 February 2000. On 28 March 2003 and 30 April 2003, the noteholders and shareholders respectively approved the conversion of these notes into ordinary shares. The recapitalisation of the listed convertible notes into ordinary shares was completed in June 2003 (refer to note 28(l)).

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000

25 Non-Current Liabilities – Interest-Bearing Liabilities (continued)

The convertible notes are presented in the financial statements as follows:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Face value of notes issued	–	272,818	–	272,818
Other equity securities – value of conversion rights (note 28(d))	–	(5,069)	–	(5,069)
	–	267,749	–	267,749
Accrued interest on valuation of conversion rights	–	2,287	–	2,287
Total convertible note liability	–	270,036	–	270,036
Current liability (note 20)	–	22,818	–	22,818
Non-current liability	–	247,218	–	247,218
Total convertible note liability	–	270,036	–	270,036

Security for Borrowings

The commercial bills, bank overdraft, other loans and other bank facilities are part of a multi-option facility, which includes letters of credit, guarantees and forward currency hedging. This facility is secured by:

- a first registered fixed and floating charge over the assets and undertakings of ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG R&D Pty Ltd, ERG Holdings Ltd, ERG IP Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd
- a cross-guarantee and indemnity given by ERG Limited, ERG Management Services Ltd, ERG Transit Systems Ltd, ERG Telecommunications Pty Ltd, ERG R&D Pty Ltd, ERG Holdings Ltd, ERG IP Pty Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG Card Systems Ltd and ERG Card Systems (Aust) Ltd
- a share mortgage given by ERG Holdings Ltd and ERG Transit Systems Ltd over their respective shares in ERG Transit Systems (Eur) NV
- real property mortgages given by ERG Property Pty Ltd and ERG Limited.

Lease liabilities are secured by various financiers over the assets leased.

Assets Pledged as Security

The carrying amounts of non-current assets pledged as security are:

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
First Mortgage				
Freehold land and buildings	**9,218**	10,440	–	930
Finance Lease				
Plant and equipment under finance lease	–	339	–	–
Floating Charge				
Receivables	**63,050**	48,583	**30,097**	22,289
Investments accounted for using the equity method	**2,405**	5,355	**2,405**	8,542
Other financial assets	**677**	5,309	**677**	598
Intangibles	**81,819**	65,286	–	–
Plant and equipment	**3,301**	3,997	**14**	–
Total non-current assets pledged as security	**160,470**	139,309	**33,193**	32,359

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
25 Non-Current Liabilities – Interest-Bearing Liabilities (continued)				
The following current assets are also pledged as security under the floating charge:				
Cash assets	**9,699**	33,921	**9,493**	15
Receivables	**9,680**	21,949	**2,002**	6,380
Inventories	**2,437**	18,729	**–**	–
Other financial assets	**–**	15,793	**–**	–
Other current assets	**2,686**	4,309	**172**	15
Total current assets pledged as security	**24,502**	94,701	**11,667**	6,410
Total assets pledged as security	**184,972**	234,010	**44,860**	38,769
26 Non-Current Liabilities – Provisions				
Employee entitlements (note 37)	**359**	465	**–**	–
Total non-current liabilities – provisions	**359**	465	**–**	–
27 Non-Current Liabilities – Other				
Deferred consideration	**48,906**	38,022	**–**	–
Progress payments in advance	**1,004**	1,186	**–**	–
Other loans	**1,300**	–	**–**	–
Other	**6,624**	10,630	**–**	–
Total non-current liabilities – other	**57,834**	49,838	**–**	–

The liability for deferred consideration relates to additional consideration payable by the consolidated entity in relation to the acquisition of shares in Proton World International SA (PWI). Under the acquisition agreements with three of the PWI vendors, they each received 14,841,655 ERG shares which cannot be sold or otherwise disposed of prior to 16 March 2005 without the prior written consent of ERG ("Restricted Shares"). The additional consideration is payable should those vendors sell their Restricted Shares in the 90-day period following 16 March 2005 for an average price per share less than a guaranteed minimum price. The amount of additional consideration payable will be calculated as the difference between that sale price of those shares and the guaranteed minimum price. The additional consideration is payable by the consolidated entity in cash within 30 days of the completion of any such sale of the Restricted Shares.

Based on the Company's share price at balance date, it is probable that the consolidated entity will be required to pay additional cash consideration to those vendors for the sale of their PWI shares. The liability recognised in respect of this additional consideration has been calculated based on the net present value of the difference between the Company's share price at balance date and the guaranteed minimum price for each Restricted Share. In calculating the net present value, the Company has adopted a risk-free discount rate of 5.045% per annum.

There is $1,300,000 (2002: nil) included in other non-current liabilities due in respect of the land at Balcatta, Western Australia, payable to the Western Australian Department of Industry and Technology. The amount is secured by a first registered mortgage.

Included in other non-current liabilities is an amount of $6,623,864 (2002: $8,093,816) due to shareholders of OneLink Transit Systems Pty Ltd (OLT). The amount relates to settlements receivable from a recognised scope creep claim.

Also included in other non-current liabilities in 2002, is an amount of $2,535,818 which was set aside to cover the unfunded liability in the PWI defined benefit pension fund. On 24 April 2003, ERG Card Systems Ltd disposed of 100% of the issued capital of PWI. On disposal of PWI, this liability was no longer a responsibility of ERG.

Notes to the Financial Statements
30 JUNE 2003

	Parent Entity 2003 Shares	Parent Entity 2002 Shares	Parent Entity 2003 $000	Parent Entity 2002 $000
28 Contributed Equity – ERG Limited				
(a) Issued capital				
Ordinary shares – fully paid	**267,504,537**	936,879,165	**617,831**	356,895
(b) Other equity securities (note 28(d))	**–**	–	**–**	5,069
	267,504,537	936,879,165	**617,831**	361,964

(c) Movements in ordinary share capital of the Company during the past two years were as follows:

Date	Details	Notes	Number of Shares	Issue/ Buy-back Price	Issued and Paid Up $000
1 July 2001	Opening balance		637,387,417		227,351
3 August 2001	Ordinary shares	(e)	150,000	$0.93	140
6 August 2001	Ordinary shares	(e)	25,000	$0.37	9
10 August 2001	Share buy-back	(f)	(3,000)	$0.43	(1)
13 November 2001	Conversion of convertible notes to equity	(g)	13,050,000	$0.55	7,178
30 November 2001	Dividend Reinvestment Plan issues	(h)	2,754,146	$0.52	1,432
4 January 2002	Rights issue	(i)	207,974,122	$0.50	103,986
15 March 2002	Ordinary shares	(j)	75,541,480	$0.28	21,152
					133,896
	Rights issue costs during the year				(4,352)
					129,544
30 June 2002	Balance		936,879,165		356,895
8 October 2002	Conversion of convertible notes to equity	(g)	6,000,000	$0.17	997
14 October 2002	Conversion of convertible notes to equity	(g)	3,000,000	$0.17	499
1 April 2003	Convertible note interest	(k)	62,499,492	$0.15	9,375
10 June 2003	Debt and capital restructure	(l)	1,666,666,710	$0.15	250,000
					260,871
	Reversal of equity component of convertible note	(d)			5,069
	Interest not already expensed on equity component of convertible note	(d)			(1,912)
	Share issue expenses				(2,445)
	Provision for Employee Share Incentive Scheme	(m)			(647)
					260,936
24 June 2003	Share conversion	(n)	2,675,045,367		–
30 June 2003	Balance		267,504,537		617,831

Notes to the Financial Statements
30 JUNE 2003

28 Contributed Equity – ERG Limited (continued)

(d) **Other Equity Securities**

The amount shown for other equity securities is the value of the conversion rights relating to the 7.5% convertible notes, details of which are set out in note 25. In accordance with the 2003 Recapitalisation Proposal, the convertible notes were repaid by way of share issue during the year. Accordingly, the value of the conversion rights, less the interest not already expensed in relation to the conversion rights during the life of the convertible notes, was allocated against issued capital.

(e) **Conversion of Employee Options**

There were no employee options (2002: 175,000) converted into ordinary shares during the year in accordance with the terms and conditions of the ERG Limited Executive Option Plan. For further information on the Option Plan, refer to note 37.

(f) **Share Buy-back**

In accordance with the rules of the Employee Share Incentive Scheme, ERG bought back shares from an employee.

(g) **Convertible Note Conversion**

Motorola Inc converted 4,350,000 convertible notes into 13,050,000 shares in the previous financial year. Utilico International Limited, a Director-related entity, converted 2,000,000 convertible notes into 6,000,000 shares and Special Utilities Investment Trust, a Director-related entity, converted 1,000,000 convertible notes into 3,000,000 shares during the current financial year.

(h) **Dividend Reinvestment Plan**

Shares totalling 2,754,146 were issued at a discount of 10% under the Dividend Reinvestment Plan. The Plan was reinstated in October 2001.

(i) **Rights Issue**

The Company issued 207,974,122 new shares pursuant to a rights issue, conducted under the terms of the prospectus dated 31 October 2001.

(j) **Shares Issued Relating to the Proton World International SA (PWI) Acquisition**

The Company issued 75,541,480 shares to the former shareholders of PWI as part of the acquisition of PWI. The shares are subject to certain escrow agreements.

(k) **Convertible Note Interest**

In accordance with the 2003 Recapitalisation Proposal, 62,499,492 shares were issued to convertible noteholders in satisfaction of the interest payment due on the convertible notes on 1 April 2003.

(l) **Debt and Capital Restructure**

In accordance with the 2003 Recapitalisation Proposal, 1,666,666,710 shares were issued in satisfaction of $250,000,000 convertible notes repayable in October 2005.

(m) **Employee Share Incentive Scheme**

The Company has offset employee shares totalling $647,091 against issued capital for employees who have ceased employment with the Company.

(n) **Share Conversion**

In accordance with the 2003 Recapitalisation Proposal, the Company implemented a ten for one share consolidation.

(o) **Ordinary Shares**

Ordinary shares entitle the holder to participate in the dividends and proceeds on winding up of ERG Limited in proportion to the number of, and amounts paid on, the shares held.

On a show of hands, every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll, each share is entitled to one vote.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
29 Reserves and (Accumulated Losses) Retained Profits				
(a) **Reserves**				
Foreign currency translation reserve	**(9,934)**	(4,245)	**714**	–
General reserve	**229**	229	**–**	–
Total reserves	**(9,705)**	(4,016)	**714**	–
Movements:				
Foreign currency translation reserve				
Opening balance	**(4,245)**	(3,062)	**–**	–
Foreign currency translation transfer due to disposal of controlled entity	**1,656**	–	**–**	–
Net exchange differences on translation of financial reports of self-sustaining, foreign-controlled entities	**(7,345)**	(1,183)	**714**	–
Closing balance	**(9,934)**	(4,245)	**714**	–
General reserve (note 29(c)(ii))				
Opening balance	**229**	229	**–**	–
Closing balance	**229**	229	**–**	–
Total reserves	**(9,705)**	(4,016)	**714**	–
(b) **(Accumulated Losses) Retained Profits**				
(Accumulated losses) retained profits at the beginning of the financial year	**(223,314)**	20,565	**(212,159)**	40,760
Net (loss) profit attributable to members of ERG Limited	**(198,258)**	(243,879)	**(208,720)**	(252,919)
Foreign currency translation transfer due to disposal of controlled entity	**(1,656)**	–	**–**	–
(Accumulated losses) at the end of the financial year	**(423,228)**	(223,314)	**(420,879)**	(212,159)

(c) **Nature and Purpose of Reserves**

(i) Foreign Currency Translation Reserve

Exchange differences arising on translation of self-sustaining, foreign-controlled entities are taken to the foreign currency translation reserve as described in note 1(g).

(ii) General Reserve

The general reserve represents overseas foreign entities' legislative requirements to provide for a retention of retained profits for future distributions and recoupment of contributed equity.

30 Outside Equity Interests

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Analysis of outside equity interests in controlled entities:				
Share capital	**23,033**	23,033	**–**	–
(Accumulated losses)	**(9,216)**	(5,920)	**–**	–
Total outside equity interests	**13,817**	17,113	**–**	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
31 Equity				
Total equity at the beginning of the financial year	**151,747**	273,185	**149,805**	273,180
Total changes in equity recognised in the statement of financial performance	**(205,603)**	(245,062)	**(208,006)**	(252,919)
Transactions with owners and employees:				
Contributions of equity (net of transaction costs and employee share cancellations) (note 28(c))	**260,936**	129,544	**260,936**	129,544
Movement in outside equity interests (note 30)	**(3,296)**	(5,920)	**–**	–
Other equity securities (note 28(b))	**(5,069)**	–	**(5,069)**	–
Total equity at the end of the financial year	**198,715**	151,747	**197,666**	149,805

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
32 Remuneration of Directors				
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the parent entity, directly or indirectly, by the parent entity or by any related party			**1,654,149**	1,456,117
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly, by the entities in which they are Directors or by any related party	**4,461,655**	4,267,178		

The number of parent entity Directors whose aggregate income paid or payable, or otherwise made available, falls within the specified bands is as follows:

	Directors of the Parent Entity 2003 Number	Directors of the Parent Entity 2002 Number
$ 0 – $ 9,999	**3**	–
$ 40,000 – $ 49,999	**1**	1
$ 50,000 – $ 59,999	**1**	–
$ 80,000 – $ 89,999	**1**	1
$ 100,000 – $ 109,999	**–**	1
$ 200,000 – $ 209,999	**1**	–
$ 240,000 – $ 249,999	**–**	1
$ 950,000 – $ 959,999	**–**	1
$1,270,000 – $1,279,999	**1**	–

Options Issued to Directors of the Parent Entity and Controlled Entities

Executive Directors of the parent entity and controlled entities participate in the ERG Limited Executive Option Plan, details of which are set out in note 37. A summary of the number of options granted to and exercised by Executive Directors is set out below:

	Granted 2003 Number	Exercised 2003 Number	Granted 2002 Number	Exercised 2002 Number
Executive Directors of the parent entity and controlled entities	**–**	**–**	1,977,800	–

Notes to the Financial Statements
30 JUNE 2003

32 Remuneration of Directors (continued)

No value has been ascribed to any options issued to any of the Executive Directors during the previous year.

Shares Issued to Directors of the Parent Entity

Executive Directors of the parent entity participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 13. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2002: nil) issued and approved by shareholders for the benefit of Executive Directors. Further information is set out in notes 37 and 38.

Details of shares issued and the aggregate amount of loans for shares provided to Executive Directors of the parent entity during the year are set out in note 38.

Shares Issued to Directors of Controlled Entities

Executive Directors of controlled entities participate in the ERG Limited Employee Share Incentive Scheme (Scheme). Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. During the year, there were no shares (2002: nil) issued for the benefit of the Executive Directors of controlled entities.

33 Remuneration of Executives

	Executive Officers of the Consolidated Entity		Executive Officers of the Parent Entity	
	2003 $	2002 $	2003 $	2002 $
Remuneration received, or due and receivable, by executive officers domiciled in Australia whose remuneration was at least $100,000, from entities in the consolidated entity and related entities, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise	**3,818,615**	2,462,253	**–**	–

The parent entity does not employ any executives.

The number of executive officers whose remuneration falls within the specified bands is as follows (commencing at $100,000):

	Executive Officers of the Consolidated Entity	
	2003 Number	2002 Number
$ 100,000 – $ 109,999	**–**	1
$ 160,000 – $ 169,999	**–**	1
$ 180,000 – $ 189,999	**–**	2
$ 190,000 – $ 199,999	**–**	1
$ 210,000 – $ 219,999	**–**	1
$ 220,000 – $ 229,999	**1**	–
$ 230,000 – $ 239,999	**–**	2
$ 250,000 – $ 259,999	**1**	–
$ 260,000 – $ 269,999	**1**	–
$ 270,000 – $ 279,999	**1**	–
$ 330,000 – $ 339,999	**1**	–
$ 380,000 – $ 389,999	**2**	–
$ 420,000 – $ 429,999	**1**	–
$ 950,000 – $ 959,999	**–**	1
$1,270,000 – $1,279,999	**1**	–

Notes to the Financial Statements
30 JUNE 2003

33 Remuneration of Executives (continued)

Options Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Executive Option Plan, details of which are set out in note 37. There were no options (2002: nil) granted to and exercised by Australian-based executive officers (with income of at least $100,000) during the year.

Shares Issued to Executives with Incomes of at Least $100,000

Executive officers participate in the ERG Limited Employee Share Incentive Scheme (Scheme) and loan values in respect of shares issued are included in note 13. Interest on the loans was nil and shares are issued at market value in accordance with the terms and conditions of the Scheme. There were no shares (2002: nil) issued during the year to executive officers with incomes of at least $100,000.

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
34 Remuneration of Auditors				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	**354,500**	287,938	**20,000**	24,996
Other auditors	**223,000**	277,812	**17,500**	–
	577,500	565,750	**37,500**	24,996
Other services:				
Tax	**–**	93,866	**–**	–
Accounting	**141,475**	24,913	**121,475**	–
	141,475	118,779	**121,475**	–
Total fees	**718,975**	684,529	**158,975**	24,996

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
35 Contingent Liabilities and Contingent Assets				
Details and estimates of maximum amounts of contingent liabilities are as follows:				
Controlled Entities				
Secured guarantees by ERG Limited in respect of bank overdrafts, commercial bills, leasing and other facilities provided by the parent entity's banker to controlled entities. Secured as set out in notes 20 and 25	**–**	–	**–**	940
ERG Limited has provided a guarantee to the State Government of Western Australia in support of the purchase of the land at Balcatta, Western Australia by a controlled entity (note 27)	**–**	–	**1,300**	1,300
Secured guarantees given by ERG Limited and controlled entities in support of other leasing facilities	**863**	272	**–**	–

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
35 Contingent Liabilities and Contingent Assets (continued)				
ERG Limited has granted a guarantee and indemnity to the Public Transport Ticketing Body (formerly the Public Transport Corporation) of Victoria in connection with the monetary and performance obligations of OneLink Transit Systems Pty Ltd (OLT) arising from various automated fare collection system contracts. ERG Limited holds cross-indemnities, via various agreements with its co-shareholders in OLT, in respect to the performance of the respective co-shareholders' delivery obligations	**-**	–	**-**	–
ERG Property Pty Ltd, as trustee for The Energy Research Group Unit Trust (ERG Trust), is the owner of land and buildings at Balcatta, Western Australia. ERG Trust has given a first mortgage over the land to the State Government of Western Australia. In addition, ERG Property Pty Ltd and ERG Trust are jointly and severally liable for repayment of the loan (note 27)	**-**	–	**-**	–
Other Persons				
ERG Limited has granted a guarantee to the Australia and New Zealand Banking Group Limited in connection with refinancing of AFC Equipment Co Pty Ltd (AFCE) assets. Under this guarantee, ERG Limited has provided an irrevocable guarantee for the performance obligations of AFCE and has guaranteed the secured monies which are supported by interest rate swap agreements	**52,963**	60,605	**52,963**	60,605
Bank guarantees and performance bonds held by contracting parties in the normal course of business	**154,449**	157,108	**144,545**	145,841
Details and estimates of amounts of contingent assets are as follows:				
Other Persons				
The consideration on the sale of Proton World International SA includes an earn-out receivable from the purchaser, which is based on certain performance milestones being achieved. ERG could earn up to €22,500,000 (approximately A$38,000,000) based on these milestones over a ten-year period. It is intended that this amount will be recorded as it is progressively received	**38,000**	–	**-**	–
36 Commitments for Expenditure				
(a) **Capital Commitments**				
Total capital expenditure contracted for at balance date but not recognised as liabilities, payable:				
Within one year	**62**	351	**-**	–

Notes to the Financial Statements
30 JUNE 2003

36 Commitments for Expenditure (continued)

(b) Lease Commitments

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Total operating lease expenditure contracted for at balance date but not recognised as liabilities, payable:				
Within one year	**23,805**	22,270	**317**	–
Later than one year but not later than five years	**61,123**	71,655	**824**	–
Later than five years	**3,695**	–	**–**	–
Total operating lease commitments	**88,623**	93,925	**1,141**	–
Representing:				
Non-cancellable operating leases	**88,623**	93,925	**1,141**	–

The ability of a controlled entity (OneLink Transit Systems Pty Ltd) to meet lease commitments to an associated entity (AFC Equipment Co Pty Ltd) of $72,280,356 (2002: $85,901,400), including interest due over the lease period and shown in the above lease commitments, is supported by revenue due over a commensurate period arising from a service contract with an unrelated party, guaranteed by the State Government of Victoria.

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Commitments in relation to finance leases payable are as follows:				
Within one year	**–**	857	**–**	–
Later than one year but not later than five years	**–**	133	**–**	–
Minimum lease payments	**–**	990	**–**	–
Less: Future finance charges	**–**	(50)	**–**	–
Recognised as a liability	**–**	940	**–**	–
Representing finance lease liabilities:				
Current (note 20)	**–**	817	**–**	–
Non-current (note 25)	**–**	123	**–**	–
Total finance lease liabilities	**–**	940	**–**	–

The weighted average interest rate implicit in the leases is nil (2002: 10.3%).

37 Employee Entitlements and Superannuation Commitments

Employee Entitlements

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
The aggregate employee entitlements liability comprises:				
Accrued wages, salaries, annual leave, long service leave and on-costs				
Provisions (current) (note 22)	**4,114**	5,487	**206**	–
Provisions (non-current) (note 26)	**359**	465	**–**	–
Aggregate employee entitlements liability	**4,473**	5,952	**206**	–

	Consolidated 2003 Number	Consolidated 2002 Number	Parent Entity 2003 Number	Parent Entity 2002 Number
Employee Numbers				
Number of employees and contractors at year-end	**787**	896	**73**	5

37 Employee Entitlements and Superannuation Commitments (continued)

Superannuation Commitments

All Australian employees are entitled to benefits on retirement, disability or death. An accumulated superannuation plan exists with contributions from the consolidated entity to the accumulated benefit plan being calculated as a percentage of the employee's salary or wage. Entitlements paid to overseas employees by the overseas-controlled entities are made in accordance with the legal requirements and regulations of each country.

The Proton World International SA (PWI) defined benefit pension fund existing at 30 June 2002 was made up of accrued benefits to the value of $4,355,486. The net market value of the fund assets at that date was $1,819,669, resulting in an unfunded liability of $2,535,818 at 30 June 2002 (refer to note 27). Vested benefits in the pension fund at 30 June 2002 were $658,868. The valuation of components of the PWI defined benefit pension fund was carried out on 1 April 2002. On 24 April 2003, ERG Card Systems Ltd disposed of 100% of the issued capital of PWI. On disposal of PWI, the liability of $2,535,818 was no longer a responsibility of ERG Card Systems Ltd (refer to note 27).

Employee Share Incentive Scheme

The parent entity has an Employee Share Incentive Scheme (Scheme) established in 1987 and subsequently amended on 31 October 1995. The Scheme provides Executive Directors, full-time and part-time employees of ERG Limited (ERG) and its controlled entities with the opportunity to subscribe for ordinary fully paid shares in ERG, and for ERG to assist in funding the subscription monies by way of an interest-free loan.

Under the Scheme, shares are issued to eligible participants at the market price at the time of invitation, less a discount of up to 10% as determined by the Directors. The market price is the lesser of the last sale price for ERG shares on the day preceding the invitation, and the average last sale price for ERG shares during the five days preceding the date of invitation.

A condition attached to each application is that the participant must complete two years of employment from the date of each allotment of shares under the invitation. If the employee ceases employment during the two-year period or an employee is dismissed for wilful misconduct or gross negligence, ERG will purchase back the shares for the original subscription price for which the shares were issued and terminate the loan. Loan repayments, other than from dividends, are not permitted before the expiration of the two-year period. Dividends paid to participants are applied 50% towards repayment of the loan and the remaining 50% is paid to participants.

The employee shares are not listed on the Australian Stock Exchange and the aggregate number of employee shares on issue may not exceed 5% of the total capital of the parent entity. The number of shares on issue at 30 June 2003 was 899,510 (2002: 8,995,100 pre-consolidation shares) or 0.3% (2002: 1.4%) of the capital of the parent entity. Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to selected employees and invitations to Executive Directors require the approval of members in a General Meeting. There are currently 56 (2002: 56) employees (including one Executive Director) participating in the Scheme.

During the financial year, there were no ordinary fully paid shares (2002: nil) issued to participants. During the year, there were no (2002: 3,000) shares bought back.

At the end of the financial year, an accumulated amount of $4,572,759 (2002: $4,573,117), representing 899,510 (2002: 8,995,100 pre-consolidation) shares, remains owing in respect of shares issued pursuant to the terms of the Scheme. The market value at the end of the financial year in respect of those shares was $719,608 (2002: $2,698,530). As the subscription prices are considerably higher than the current market prices of these shares, it is unlikely that employees will take up the shares and in turn repay the loan to ERG. For this reason the receivable has been fully provided for. It is expected that when the shares are cancelled the provision will be reversed and a corresponding reduction in share capital will be recognised. Further information relating to the Scheme and the loans to Executive Directors under the Scheme is set out in note 38.

Executive Option Plan

The establishment of the ERG Limited Executive Option Plan was approved by shareholders at the Annual General Meeting of the Company held on 9 November 1998. Executive options do not carry any rights to dividends or voting rights.

During the financial year, no options were granted over unissued shares (2002: nil), 1,621,592 pre-consolidation options were cancelled (2002: nil), a total of 747,000 pre-consolidation options expired (2002: 2,685,000) and no options were exercised (2002: 175,000) (refer to the following table).

Notes to the Financial Statements
30 JUNE 2003

37 Employee Entitlements and Superannuation Commitments (continued)

ERG Executive Option Plan options are exercisable after two years from the date of grant and expire after ten years or on termination of the employee's employment. The exercise of options for Mr P J Fogarty and other key executives is conditional on the achievement of certain performance hurdles.

Other Options

During the year, entities related to Mr D P Saville loaned the Company $25,434,614. This amount is shown as a non-current interest-bearing liability (refer to note 25). In consideration for this loan, post-consolidation options totalling 16,956,409 at an exercise price of $2.00 have been agreed to be issued.

Unissued shares of the Company under option are:

		Number of Options							
Expiry Date	Exercise Price 2002	Balance 2002	Issued 2003	Exercised 2003	Cancelled 2003	Expired 2003	Total Pre-consolidation 2003	Total Post-consolidation 2003	Exercise Price 2003
19 July 2002	$0.93	150,000	–	–	–	(150,000)	–	–	–
26 October 2002	$0.93	450,000	–	–	–	(450,000)	–	–	–
11 January 2003	$2.59	30,000	–	–	–	(30,000)	–	–	–
12 January 2003	$2.61	15,000	–	–	–	(15,000)	–	–	–
13 January 2003	$2.62	69,000	–	–	(12,000)	(57,000)	–	–	–
14 January 2003	$2.70	45,000	–	–	–	(45,000)	–	–	–
17 November 2003	$3.18	3,000	–	–	–	–	3,000	300	$31.80
15 March 2007	$0.38	1,000,000 *	–	–	–	–	1,000,000	100,000	$3.80
29 March 2007	–	–	1,000,000 *	–	–	–	1,000,000	100,000	$3.76
29 March 2007	–	–	4,000,000 *	–	–	–	4,000,000	400,000	$3.76–$4.39 +
29 March 2007	–	–	2,000,000 *	–	–	–	2,000,000	200,000	$4.50
9 December 2008	$0.37	3,750,000	–	–	–	–	3,750,000	375,000	$3.70
11 December 2008	$0.38	75,000	–	–	–	–	75,000	7,500	$3.80
1 February 2009	$0.40	7,437,210	–	–	(370,592)	–	7,066,618	706,662	$4.00
16 July 2009	$0.93	2,190,000	–	–	(285,000)	–	1,905,000	190,500	$9.30
30 August 2009	$1.19	330,000	–	–	(180,000)	–	150,000	15,000	$11.90
26 November 2009	$2.60	75,000	–	–	–	–	75,000	7,500	$26.00
29 November 2009	$2.60	75,000	–	–	–	–	75,000	7,500	$26.00
2 December 2009	$2.64	315,000	–	–	–	–	315,000	31,500	$26.40
10 January 2010	$2.54	120,000	–	–	(78,000)	–	42,000	4,200	$25.40
11 January 2010	$2.59	105,000	–	–	(60,000)	–	45,000	4,500	$25.90
12 January 2010	$2.61	174,000	–	–	(9,000)	–	165,000	16,500	$26.10
13 January 2010	$2.62	232,500	–	–	(178,500)	–	54,000	5,400	$26.20
14 January 2010	$2.70	235,500	–	–	(39,000)	–	196,500	19,650	$27.00
25 February 2010	$3.75	12,000	–	–	–	–	12,000	1,200	$37.50
14 June 2010	$3.08	180,000	–	–	–	–	180,000	18,000	$30.80
1 November 2010	$3.23	1,020,000	–	–	(225,000)	–	795,000	79,500	$32.30
17 November 2010	$3.18	1,177,000	–	–	(184,500)	–	992,500	99,250	$31.80
		19,265,210	7,000,000	–	(1,621,592)	(747,000)	23,896,618	2,389,662	

* Options issued outside the ERG Executive Option Plan. These options were issued pursuant to the PWI acquisition.

\+ The amount of options which can be exercised and the price they can be exercised at is dependent upon the use of the Proton technology and software within certain periods.

Notes to the Financial Statements

30 JUNE 2003

37 Employee Entitlements and Superannuation Commitments (continued)

Exempt Employee Share Plan

The establishment of the ERG Limited Exempt Employee Share Plan (Plan) was approved by a special resolution of shareholders on 9 November 1998.

The Plan provides permanent full-time and permanent part-time employees of ERG and its controlled entities with the opportunity to participate in acquiring shares up to an amount not exceeding $1,000 per employee or such other amounts permitted under the provisions of the *Income Tax Assessment Act 1936* (as amended).

A condition attached to each application is that the participant must complete three years of employment from the date of acquisition of the shares before the shares can be withdrawn from the Plan or be disposed of by the participant. If the employee ceases employment during the three-year period, the employee can either withdraw from the Plan or sell his/her shares.

Participants are entitled to receive any dividends, rights (both renounceable and non-renounceable), or other distributions made in respect of shares held by the employee under the Plan.

The number of shares under all employee share schemes, including outstanding employee options, may not exceed 7.5% of the total capital of the parent entity. The number of shares on issue under the Plan at 30 June 2003 was 6,594 (2002: 110,767 pre-consolidation shares) or 0.01% (2002: 0.01%) of the capital of the parent entity. During the current year, 44,827 pre-consolidation shares lapsed (2002: 34,040). Voting rights are attached to the shares issued to participants.

Invitations are made from time to time to eligible employees who have been invited by the Board of Directors to participate. There are currently 210 (2002: 251) employees participating in the Plan.

38 Related Parties

Directors

The names of persons who were Directors of ERG Limited (ERG) at any time during the financial year are as follows:

A F Shepherd, P J Fogarty, D J Humann, D P Saville and R N Topfer. During the year, A S Murdoch, E L Bolto and G L Crew resigned as Directors.

The aggregate number of shares and options held by Directors of ERG or their Director-related entities in ERG is:

	Parent Entity	
	2003 Number (post-consolidation)	2002 Number (pre-consolidation)
Ordinary shares	**69,827,140**	10,595,409
Unlisted shares issued under the ERG Limited Employee Share Incentive Scheme	**525,000**	5,250,000
Options issued under the ERG Limited Executive Option Plan	**375,000**	3,750,000

Remuneration and Service Agreements

ERG paid fees totalling $1,366,762 (2002: $1,023,000) to LTC Management Pty Ltd (LTC), a company owned and controlled by Mr P J Fogarty. The total sum paid to LTC covers the services of Mr Fogarty and a full-time personal assistant, plus all reasonable expenses and disbursements as approved by the Board of Directors. The remuneration amount to Mr Fogarty has been included in Directors' remuneration (note 32) and executives' remuneration (note 33).

Transactions of Directors Concerning Shares, Share Options or Convertible Notes

The aggregate number of shares and share options directly issued by ERG, including shares issued pursuant to a rights issue and the Dividend Reinvestment Plan of ERG, to Directors of ERG and to parties related to them during the financial year was nil (2002: 385,743).

During the year, entities related to Mr D P Saville converted 3,000,000 unlisted convertible notes into 9,000,000 pre-consolidation ordinary shares. In addition, a top-up amount of $3,454,060 was paid being the difference between the value of the unlisted convertible notes and the value of the shares issued. This transaction occurred prior to his appointment as a Director of ERG.

During the year, a total of 5,000,000 unlisted convertible notes expired and the face value amount of $8,250,000 was repaid to an entity related to Mr Saville. This transaction occurred prior to his appointment as a Director of ERG.

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

The aggregate number of pre-consolidation ordinary shares issued by ERG to Directors and to parties related to them in satisfaction of the interest payments due on the convertible notes on 1 April 2003 was 25,807,724.

The aggregate number of pre-consolidation ordinary shares issued by ERG to Directors and to parties related to them during the financial year as a result of the conversion of listed convertible notes in accordance with the 2003 Recapitalisation Proposal was 688,205,970.

Under the terms and conditions of the ERG Limited Employee Share Incentive Scheme (Scheme), 11,250,000 shares have been issued since the commencement of the Scheme to Mr Fogarty. There were no shares (2002: nil) issued to Mr Fogarty during the year under the terms of the Scheme.

The aggregate amount of loans outstanding by Mr Fogarty, after crediting applicable dividends, at 30 June 2003 in respect of shares issued pursuant to the Scheme was $3,238,125 (2002: $3,238,125) and the aggregate amount of repayments received during the year was nil (2002: $26,250). Given the current share price, it is considered unlikely that these shares will be sold. Accordingly, a provision has been raised for the amount of loans outstanding. For further details on the Scheme refer to note 37.

The number of options granted under the ERG Limited Executive Option Plan and the terms and conditions under which they were granted were approved by shareholders at the Annual General Meeting of ERG held on 9 November 1998. The terms and conditions are described in note 37. There were no options (2002: nil) issued to Mr Fogarty during the financial year.

There were no other off-market transactions in shares made by the Directors or Director-related entities.

Other Transactions of Directors and Director-Related Entities

During the financial year, transactions were carried out with entities related to the Directors. All transactions were carried out under normal terms and conditions and are detailed as follows:

- Restructure and advisory services were provided to ERG by entities related to Mr R N Topfer, with fees for such services totalling $6,380,000. Related entities to Mr Topfer also provided loans to ERG totalling $16,392,354. This amount was repaid during the year. Interest and other borrowing costs on these loans of $926,929 and $378,000 respectively were also paid by ERG to entities related to Mr Topfer.
- Consulting services were provided to ERG by entities related to Mr A F Shepherd, with fees for such services totalling $56,200 and were earned before his appointment as a Director of the Company.
- Loans were provided to ERG by entities related to Mr D P Saville totalling $25,434,614 (2002: nil) and were still outstanding at year-end. The interest applicable to these loans is 10% payable every six months in cash or by the issuance of shares in the Company subject to certain conditions. An amount of $23,009,517 is repayable on 24 December 2007 and an amount of $2,425,097 is repayable on 28 January 2008. At year-end, interest accrued on these loans totalled $1,210,176. Other borrowing costs in relation to these loans paid by ERG to entities related to Mr Saville totalled $1,035,573. In consideration for this loan, post-consolidation options totalling 16,956,409 at an exercise price of $2.00 have been agreed to be issued. At any time during the term of the loan, subject to necessary approvals, the Director-related entities can convert the amount outstanding into ordinary shares in the Company at an issue price of $1.50 for each ordinary share. In the event any or all of this loan is repaid by the Company before these repayment dates, subject to any necessary approvals, the Company is required to issue options in the Company at an exercise price of $1.50. The number of options to be issued is equal to the repayment amount divided by 1.50.
- Interest paid on convertible notes by ERG to entities related to Mr Saville totalled $3,326,069.

Wholly Owned Group

The wholly owned group consists of ERG Limited and its wholly owned controlled entities: ERG Management Services Ltd, ERG Share Plan Pty Ltd, ERG Property Pty Ltd, ERG Telecommunications Pty Ltd, ERG Holdings Ltd, ERG Transit Systems (HK) Limited, ERG IP Pty Ltd, ERG R&D Pty Ltd, ERG Transit Systems (Eur) NV, ERG Transit Systems (Fra) SA, ERG Card Systems Ltd, ERG Card Systems (Aust) Ltd, ERG Transit Systems Ltd, ERG Transit Systems (Scand) AB, ERG Transit Systems (UK) Ltd, ERG Transit Systems (Sing) Pte Ltd, ERG Transit Systems (USA) Inc, ERG Transit Systems (Ger) GmbH, Triumphant Launch Sdn Bhd and Integrated Transit Solutions (Sing) Pte Ltd. Ownership interests are set out in note 39.

38 Related Parties (continued)

Transactions between ERG and related parties in the wholly owned group during the years ended 30 June 2003 and 30 June 2002 consisted of:

- loans advanced
- loans repaid
- management fees and rent
- sales of product and services
- reimbursement for disbursements, sundry costs, contract settlement and warranty work
- purchase of goods and services
- sale and transfer of intellectual property licences within the consolidated entity
- transfer of research and development expenditure
- restructure of loans to and from controlled entities within the consolidated entity resulting in the forgiveness and write off of loans.

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced by ERG or within the wholly owned group.

A provision of $100,000,000 (2002: $190,000,000) for an intra-group receivable was raised by the parent entity.

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date are as follows:

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Non-current receivables:				
Controlled entities (loans)	–	–	**574,956**	623,936
Less: Provision for doubtful debts	–	–	**(309,775)**	(209,775)
Non-current payables:				
Controlled entities (loans)	–	–	**(174,999)**	(52,624)

Other Controlled Entities of the Consolidated Entity

OneLink Transit Systems Pty Ltd

During the financial year, ERG incurred costs on behalf of OneLink Transit Systems Pty Ltd (OLT) amounting to $12,499,461 (2002: $29,316,314). The balance payable by OLT to ERG at year-end was $11,538,656 (2002: $20,716,598). This balance is included in note 13.

OLT has entered into a series of agreements in connection with the supply of an automated fare collection (AFC) system to the Victorian Government currently managed by the Public Transport Ticketing Body (PTTB) of Victoria, Australia. ERG is a signing party to several of these agreements, including an agreement for the supply and installation of equipment and software. All agreements are on commercial terms and conditions.

ERG has granted a guarantee and indemnity to the PTTB of Victoria, Australia in connection with the monetary and performance obligations of OLT arising from various AFC system contracts.

ERG holds cross-indemnities, via various agreements with its co-shareholders in OneLink Holdings Pty Ltd, in respect to the performance of the respective co-shareholders' delivery obligations.

The balance payable by ERG to OLT at year-end was nil (2002: $560,439). The balance is included in note 13 and has been netted off against the receivables from OLT.

OneLink Holdings Pty Ltd

During the financial year, ERG did not make any further advances to OneLink Holdings Pty Ltd (OLH) (2002: nil). The balance payable by OLH to ERG at year-end was $8,561,221 (2002: $7,913,321) and is included in note 13. The net movement for the financial year represents an internal interest charge which has been eliminated on consolidation.

The balance of interest payable by OLT to OLH at year-end was $2,361,221 (2002: $1,713,321).

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

Associated Companies

All transactions with associated companies are made on normal terms and conditions.

AFC Equipment Co Pty Ltd

OLT has entered into a series of agreements in connection with the supply of an AFC system for the PTTB. AFC Equipment Co Pty Ltd (AFCE) is a signing party to several of these agreements, including an agreement for the lease of equipment and software to OLT.

During the year, ERG did not recognise any interest income on the outstanding balance of the loan to AFCE (2002: $1,355,289). The interest rate applicable to the balance of the loan is based on a five-year bank bill rate and the balance of the loan is repayable on demand.

During the year, OLT made net advances to AFCE of $7,675,032 (2002: $11,619,999). In accordance with an existing lease agreement, AFCE made lease charges of $21,143,302 (2002: $19,120,673) to OLT during the year. During the financial year, OLT provided amounts totalling $28,818,334 (2002: $30,740,672) to AFCE. These amounts are included in note 13.

The closing balance of the payable by OLT to AFCE at year-end was nil (2002: $3,716,241). The closing balance of the amount payable by AFCE to OLT at year-end was $3,958,791 (2002: nil).

The closing balance of the receivable by ERG from AFCE at year-end was $15,374,951 (2002: $24,095,653). The amount of $2,000,000 (2002: $6,339,753) has been included in note 9 and an amount of $13,374,951 (2002: $17,755,900) in note 13. The classification of the receivable between current and non-current is aligned with the forecast repayment schedule as provided und the Australia and New Zealand Banking Group Limited refinancing proposal and the Down Stream Settlement Deed dated 21 May 2002.

Triumphant Launch Sdn Bhd

On 31 March 2002, the consolidated entity acquired 100% of Proton World International SA (PWI). This resulted in ERG obtaining 100% ownership of Triumphant Launch Sdn Bhd. Upon disposal of PWI on 24 April 2003, ERG retained this ownership.

During the 2002 financial year up to acquisition date, the consolidated entity incurred costs on behalf of, and charged consulting fees to, Triumphant Launch Sdn Bhd amounting to $122,400.

ECard Pty Limited

Details of the total investment in ECard Pty Limited are set out in note 41. This shareholding was disposed of on 14 November 2002. Accordingly, the closing balance of payables by ERG to ECard Pty Limited at year-end was nil (2002: $36,520).

Prepayment Cards Limited

During the previous and current financial years, ERG and certain controlled entities continued to supply equipment and services to Prepayment Cards Limited (PCL) under an existing contract for the delivery of a concessionary fare scheme for the Greater Manchester Passenger Transport Executive.

The consolidated entity has entered into a number of contracts for the supply of hardware, software, maintenance and support. The total value of the current contracts over the period of supply is approximately $45,500,000. Sales to PCL for the current year amounted to $4,993,524 (2002: $24,257,840).

The balance of current receivables to ERG from PCL at year-end was $2,249,052 (2002: $544,546). This amount is reflected in trade debtors (note 9).

The balance of non-current receivables to ERG from PCL at year-end was $23,024,000 (2002: $23,024,000). A provision has been raised during the current year for $6,000,000 (2002: nil). These amounts are included in note 13.

The closing balance of payables by ERG to PCL at year-end was $1,218,302 (2002: $4,042). This amount is reflected in trade creditors (note 19).

Notes to the Financial Statements
30 JUNE 2003

38 Related Parties (continued)

Ultimate Controlling Entity

ERG Limited is the ultimate parent entity of both the wholly owned group and of the consolidated entity.

Transactions Between OneLink Holdings Pty Ltd and its Related Parties

Transaction Type	Class of Related Party	Consolidated Entity 2003 $	2002 $
Management services/fees incurred	Other related party:		
	• Fujitsu Australia Ltd	**1,908,096**	1,848,639
AFC management services/fees incurred	Other related parties:		
	• Fujitsu Australia Ltd	**1,814,901**	2,138,595
	• Mayne Group Ltd	**3,602,206**	2,782,989
Interest incurred	Other related parties:		
	• Fujitsu Australia Ltd	**-**	69,729
	• Mayne Group Ltd	**-**	232,456
Claims receivable from the Public Transport Ticketing Body (formerly the Public Transport Corporation) of Victoria, Australia	Other related parties:		
	• Fujitsu Australia Ltd	**58,157**	10,538,243
	• Mayne Group Ltd	**-**	8,662,630
Computer/software purchases	Other related party:		
	• Fujitsu Australia Ltd	**83,649**	46,370
Change request fees receivable/(payable)	Other related parties:		
	• Fujitsu Australia Ltd	**-**	603,770
	• Mayne Group Ltd	**-**	(50,900)
Other trading services (payable)/receivable	Other related parties:		
	• Fujitsu Australia Ltd	**-**	(6,000)
	• Mayne Group Ltd	**-**	8,014

The above transactions were made on normal terms and conditions or at cost, except that there are no fixed terms and generally no interest terms for the repayment of loans advanced from or to related parties.

Notes to the Financial Statements
30 JUNE 2003

39 Investments in Controlled Entities

Name of Entity	Notes	Country of Incorporation	Class of Shares	Carrying Value of Parent Entity's Investment 2003 $000	Carrying Value of Parent Entity's Investment 2002 $000	Equity Holding 2003 %	Equity Holding 2002 %
Parent Entity							
ERG Limited		Australia	Ordinary	–	–	–	–
Controlled Entities							
ERG Management Services Ltd		Australia	Ordinary	–	–	100	100
ERG Share Plan Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Property Pty Ltd		Australia	Ordinary	–	–	100	100
The Energy Research Group Unit Trust		Australia	Ordinary	–	–	100	100
ERG Telecommunications Pty Ltd		Australia	Ordinary	1,204	1,204	100	100
Integrated Transit Solutions (Italy) Srl		Italy	Ordinary	–	–	98	98
Triumphant Launch Sdn Bhd		Malaysia	Ordinary	–	–	100	100
OneLink Holdings Pty Ltd	39(a)	Australia	Ordinary	4,000	11,567	34	34
which has the controlled entity:							
OneLink Transit Systems Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Holdings Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (HK) Limited		Hong Kong	Ordinary	–	–	100	100
ERG IP Pty Ltd		Australia	Ordinary	–	–	100	100
ERG R&D Pty Ltd		Australia	Ordinary	–	–	100	100
ERG Transit Systems (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (USA) Inc		USA	Ordinary	–	–	100	100
ERG Transit Systems (Ger) GmbH		Germany	Ordinary	–	–	100	100
Integrated Transit Solutions Ltd	39(b)	Australia	Ordinary	–	–	50	50
Integrated Transit Solutions (Sing) Pte Ltd		Singapore	Ordinary	–	–	100	100
ERG Transit Systems (Eur) NV		Belgium	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Transit Systems (Fra) SA		France	Ordinary	–	–	100	100
ERG Card Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entity:							
ERG Card Systems (Aust) Ltd		Australia	Ordinary	–	–	100	100
Proton World International SA		Belgium	Ordinary	–	–	–	100
which has the controlled entity:							
Proton World Americas Inc		USA	Ordinary	–	–	–	100
ERG Transit Systems Ltd		Australia	Ordinary	–	–	100	100
which has the controlled entities:							
ERG Transit Systems (Scand) AB		Sweden	Ordinary	–	–	100	100
ERG Transit Systems (UK) Ltd		UK	Ordinary	–	–	100	100
				5,204	12,771		

39 Investments in Controlled Entities (continued)

- ERG Transit Systems (Scand) AB is audited by Deloitte & Touche, Sweden
- ERG Transit Systems (UK) Ltd is audited by Deloitte & Touche, Manchester, United Kingdom
- ERG Transit Systems (Eur) NV and ERG Transit Systems (Ger) GmbH are audited by Deloitte & Touche, Belgium
- Integrated Transit Solutions (Italy) Srl is audited by Deloitte & Touche, Italy
- ERG Transit Systems (USA) Inc is audited by Deloitte & Touche, USA
- ERG Transit Systems (Sing) Pte Ltd and Integrated Transit Solutions (Sing) Pte Ltd are audited by Deloitte Touche Tohmatsu, Singapore
- ERG Transit Systems (HK) Limited is audited by Deloitte Touche Tohmatsu, Hong Kong
- ERG Transit Systems (Fra) SA is audited by Socodec Exco, Bourgogne, France
- Triumphant Launch Sdn Bhd is audited by PricewaterhouseCoopers.

Overseas subsidiaries carry on business in the country of incorporation.

Outside Equity Interests in Controlled Entities

(a) The company is a controlled entity due to the following reasons:

(i) ERG Limited (ERG) controls the Board of OneLink Holdings Pty Ltd (OLH) by virtue of a casting vote held by the Chairman who is appointed by ERG under the Shareholder Agreement

(ii) ERG is to meet the financing and performance obligations of OLH

(iii) the shareholders of OLH have agreed, under the terms of the Shareholder Agreement, that OLH will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

(b) The company is a controlled entity due to the following reasons:

(i) ERG controls the Board of Integrated Transit Solutions Ltd (ITS) which is fully comprised of ERG representatives. This is a permanent arrangement documented in an agreement between the shareholders of ITS (Agreement)

(ii) ERG is to meet the financing and performance obligations of ITS

(iii) the shareholders of ITS have agreed, under the terms of the Agreement, that ITS will be a controlled entity of ERG for the purposes of the *Corporations Act 2001* and Australian Accounting Standards.

Acquisition and Disposal of Controlled Entity

On 15 March 2002, the consolidated entity acquired the 90% of the issued capital of Proton World International SA (PWI) that it did not already own. Through the acquisition of PWI, the consolidated entity also acquired the 50% of the issued capital it did not already own in Triumphant Launch Sdn Bhd, an entity previously owned equally by the consolidated entity and PWI; and Proton World Americas Inc, a wholly owned subsidiary of PWI. The operating results of these newly controlled entities were included in the statement of financial performance since the date of acquisition.

The consideration payable to one of the vendors is to be increased by €1,000,000 (equivalent to A$1,752,850 at balance date), payable two years after acquisition, provided that the vendor complies with specific performance criteria that enhanced the value of PWI. This contingent payable was recognised during the financial year.

In addition, two of the vendors received 8,000,000 unlisted options over ERG shares that are exercisable upon the occurrence of specified events linked to each party's ongoing support of PWI and the suite of PWI products. The exercise price of the options is based on the weighted average price of ERG shares in the seven days prior to the date of acquisition and will not exceed 150% of that weighted average price.

With respect to the agreements to acquire the shares in PWI from three of the four vendors, ERG has recognised a liability of $48,906,530 (2002: $38,022,191) in relation to deferred consideration (refer to note 27). The subsequent sale of PWI, as noted on the following page, has not had any effect on this liability.

Notes to the Financial Statements
30 JUNE 2003

39 Investments in Controlled Entities (continued)

On 24 April 2003, the consolidated entity disposed of 100% of the issued capital of PWI and its wholly owned subsidiary Proton World Americas Inc. As part of this arrangement the company retained 100% of the issued capital of Triumphant Launch Sdn Bhd. The operating results of these controlled entities have been included in the statement of financial performance until the date of disposal.

The consideration on the sale of PWI includes an earn-out receivable from the purchaser which is based on certain performance milestones being achieved. ERG could earn up to €22,500,000 (approximately A$38,000,000) based on these milestones over a ten-year period. It is intended that this amount will be recorded as it is progressively received.

Details of the original PWI acquisition in 2002 are as follows:

	Consolidated 2003 $000	Consolidated 2002 $000
Fair value of identifiable net assets of the controlled entities acquired:		
Cash	–	13,397
Trade debtors	–	8,838
Property, plant and equipment	–	961
Prepayments	–	688
Inventories	–	324
Other debtors	–	250
Product development	–	178
Investments	–	37
Bank borrowings – current	–	(2,312)
Deferred income	–	(3,518)
Other creditors and accruals	–	(3,820)
Provisions	–	(6,614)
Trade creditors	–	(4,825)
Bank borrowings – non-current	–	(11,641)
Net liabilities acquired	–	(8,057)
Goodwill on consolidation	–	150,377
Total consideration	–	142,320
Consideration consists of:		
Cash and deferred consideration	–	95,204
Cost of original investment	–	25,905
Shares issued	–	21,152
Other acquisition costs	–	59
Total consideration	–	142,320
Outflow of cash to acquire controlled entities, net of cash acquired:		
Cash consideration paid at acquisition	–	18,481
Other acquisition costs	–	59
Total outflow of cash	–	18,540
Balances acquired:		
Cash	–	13,397
Bank borrowings	–	(2,312)
Net cash acquired	–	11,085
Net outflow of cash	–	7,455

Notes to the Financial Statements

30 JUNE 2003

39 Investments in Controlled Entities (continued)

Details of the PWI disposal in 2003 are as follows:

	Consolidated 2003 $000	2002 $000
Total consideration is made up as follows:		
Cash consideration	**80,865**	–
Receivables – current	**6,616**	–
Receivables – non-current	**7,117**	–
Total consideration	**94,598**	–
Less: Costs of disposal	**(1,041)**	–
	93,557	–
Book value of assets sold:		
Current assets		
Cash	**33,072**	–
Receivables	**5,691**	–
Inventory	**609**	–
Other	**328**	–
Non-current assets		
Other financial assets	**41**	–
Property, plant and equipment	**359**	–
Intangible assets	**53**	–
Goodwill on consolidation	**136,809**	–
Current liabilities		
Payables	**(8,939)**	–
Borrowings	**(2,204)**	–
Provisions	**(1,562)**	–
Other	**(4,718)**	–
Non-current liabilities		
Interest-bearing liability	**(7,053)**	–
Other	**(2,535)**	–
Net assets disposed of	**149,951**	–
Loss on disposal of former controlled entity	**(56,394)**	–
	93,557	–
Inflow of cash from disposal of former controlled entity, net of cash disposed:		
Cash consideration	**80,865**	–
Less: Costs of disposal	**(1,041)**	–
Less: Cash balances disposed:		
Cash	**(33,072)**	–
Borrowings	**2,204**	–
Inflow of cash	**48,956**	–

Notes to the Financial Statements
30 JUNE 2003

40 Cross-Guarantee and Indemnity

Pursuant to class orders dated 19 December 1991 and 13 August 1998, relief has been granted to controlled entities of ERG Limited (ERG) from the *Corporations Act 2001* requirements for preparation, audit and publication of financial reports and Directors' reports. As a condition of the class orders, ERG and the controlled entities subject to the class orders, ERG Card Systems (Aust) Ltd, ERG Card Systems Ltd, ERG Holdings Ltd, ERG Management Services Ltd, ERG Property Pty Ltd in its own right and as trustee for The Energy Research Group Unit Trust, ERG R&D Pty Ltd, ERG Telecommunications Pty Ltd and ERG Transit Systems Ltd, entered into deeds of indemnity on 5 May 1995 and 8 June 1999. The effect of these deeds is that ERG has guaranteed to pay any deficiency in the event of winding up the controlled entities. The controlled entities have also given a similar guarantee in the event that ERG is wound up.

The above entities represent a "Closed Group" for the purpose of the class order and, as there are no other parties to the Deed of Cross-Guarantee that are controlled by ERG, they also represent the "Extended Closed Group".

Set out below is a consolidated statement of financial performance for the year ended 30 June 2003 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2003 $000	2002 $000
Revenue from ordinary activities	**151,052**	98,428
Expenses from ordinary activities	**(290,232)**	(221,169)
Borrowing costs	**(20,436)**	(29,482)
Share of net loss of associates accounted for using the equity method	**(2,950)**	(3,488)
(Loss) from ordinary activities before income tax	**(162,566)**	(155,711)
Income tax benefit	**-**	3,608
(Loss) from ordinary activities after income tax	**(162,566)**	(152,103)
Total changes in equity other than those resulting from transactions with owners as owners	**(162,566)**	(152,103)

Set out below is a summary of movements in consolidated (accumulated losses) retained profits for the year ended 30 June 2003 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2003 $000	2002 $000
(Accumulated losses) retained profits at the beginning of the financial year	**(104,807)**	47,296
(Loss) from ordinary activities after income tax expense	**(162,566)**	(152,103)
(Accumulated losses) at the end of the financial year	**(267,373)**	(104,807)

Set out below is a consolidated statement of financial position at 30 June 2003 of the Closed Group and represents the entities subject to the Deed of Cross-Guarantee.

	2003 $000	2002 $000
Current Assets		
Cash assets	**9,699**	33,921
Receivables	**9,680**	21,950
Inventories	**2,437**	18,729
Other financial assets	**-**	15,793
Other	**2,686**	4,309
Total current assets	**24,502**	94,702
Non-Current Assets		
Receivables	**295,100**	287,839
Investments accounted for using the equity method	**2,405**	5,355
Other financial assets	**66,343**	170,287
Property, plant and equipment	**12,519**	14,776
Intangible assets	**81,819**	95,329
Total non-current assets	**458,186**	573,586
Total assets	**482,688**	668,288

Notes to the Financial Statements
30 JUNE 2003

	2003 $000	2002 $000
40 Cross-Guarantee and Indemnity (continued)		
Current Liabilities		
Payables	**16,030**	31,269
Interest-bearing liabilities	**32,212**	68,743
Provisions	**5,664**	4,967
Other	**2,325**	5,918
Total current liabilities	**56,231**	110,897
Non-Current Liabilities		
Interest-bearing liabilities	**25,434**	261,747
Provisions	**359**	465
Other	**50,206**	38,022
Total non-current liabilities	**75,999**	300,234
Total liabilities	**132,230**	411,131
Net assets	**350,458**	257,157
Equity		
Contributed equity	**617,831**	361,964
(Accumulated losses)	**(267,373)**	(104,807)
Total equity	**350,458**	257,157

41 Investments in Associated Companies

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting and are carried at recoverable amount, by the parent entity (refer to notes 14 and 15). Information relating to the associated companies is set out below:

Name of Company	Principal Activity	Ownership Interest 2003 %	Ownership Interest 2002 %	Consolidated Carrying Amount 2003 $000	Consolidated Carrying Amount 2002 $000	Parent Entity Carrying Amount 2003 $000	Parent Entity Carrying Amount 2002 $000
Unlisted Corporations							
AFC Equipment Co Pty Ltd	Financing and leasing of equipment and software	**33.3**	33.3	**–**	–	**–**	2,000
Prepayment Cards Limited	Supplying and servicing of prepaid fare collection systems	**47.1**	47.1	**2,405**	5,355	**2,405**	6,542
ECard Pty Limited	Development of smart card market	**–**	39.0	**–**	–	**–**	–
Total investments in associated companies				**2,405**	5,355	**2,405**	8,542

All of the aforementioned associated companies have a reporting date of 30 June, except for Prepayment Cards Limited which has a reporting date of 31 March.

ECard Pty Limited is no longer an associate due to the sale of 39% shareholding on 14 November 2002.

Notes to the Financial Statements
30 JUNE 2003

	Consolidated 2003 $000	2002 $000
41 Investments in Associated Companies (continued)		
Movements in Carrying Amounts of Investments in Associates		
Carrying amount at the beginning of the financial year	**5,355**	65,351
Acquisition of investments	**–**	2,368
Provision for diminution	**–**	(58,876)
Share of loss from ordinary activities after income tax	**(2,950)**	(3,488)
Carrying amount at the end of the financial year (note 14)	**2,405**	5,355
Results Attributable to Associates		
Loss from ordinary activities before income tax	**(2,950)**	(3,488)
Income tax expense	**–**	–
Loss from ordinary activities after income tax	**(2,950)**	(3,488)
Accumulated losses attributable to associates at the beginning of the financial year	**(20,999)**	(17,511)
Accumulated losses attributable to associates at the end of the financial year	**(23,949)**	(20,999)
Share of Associates' Expenditure Commitments		
Lease commitments	**1,254**	475
Capital commitments	**–**	1,140
Total share of associates' commitments	**1,254**	1,615
Summary of the Performance and Financial Position of Associates		
The aggregate profits, assets and liabilities of associates are:		
Loss from ordinary activities after income tax	**(8,076)**	(38,289)
Assets	**87,098**	137,977
Liabilities	**(69,207)**	(86,154)
Net assets	**17,891**	51,823

42 Events Occurring After Balance Date

The consolidated entity announced that an agreement has been signed with Azienda Tramvie e Autobus del Comune di Roma (ATAC), the organisation administering the public transport in Rome, to restructure the original contract for the supply, installation and operation of the public transport ticketing system in Rome and Lazio.

The restructure will result in the return of approximately $50,800,000 in cash to ERG in the short term, the elimination of approximately $7,000,000 in annual depreciation charges and the continued involvement in the operation of the system for eight years. The terms of the new relationship are as follows:

- ATAC will purchase the public transport ticketing hardware, with the exception of the central clearing house, from ERG for a consideration of $35,700,000. On signing of the contracts $27,900,000 is due within 15 days, of which $10,200,000 has been received. The remainder of $7,800,000 is due in two instalments within six months. ATAC has pre-arranged external bank financing for this purchase.
- ERG and ATAC will establish a new company ("Newco") that will operate the ticketing system. ERG will own 30% of Newco and will contribute approximately $3,100,000 in cash to the new entity.
- Newco will purchase the rights to use ERG's software for $10,000,000 payable in cash on signing of the contracts. ERG will also receive an annual software maintenance fee of $1,900,000 for a period of eight years.
- In return for operating the system, Newco will receive an annual fee from ATAC of 7.85% of all transit fares processed by the system. This operating contract has an initial term of eight years, with the annual fee estimated to be in the range of $35,000,000–40,000,000, before operating costs.
- ERG will be paid an additional $5,100,000 for software engineering services to be supplied over the next 12 months.

42 Events Occurring After Balance Date (continued)

This event did not have a financial impact in the year ended 30 June 2003.

At the date of this report, other than as detailed above, no matters or circumstances have arisen since 30 June 2003 that will significantly affect or may significantly affect:

- the operations in the financial year subsequent to 30 June 2003 of the consolidated entity constituted by ERG and entities it controls from time to time; or
- the results of those operations; or
- the state of affairs in the financial year subsequent to 30 June 2003 of the consolidated entity.

43 Reconciliation of (Loss) Profit from Ordinary Activities After Income Tax to Net Cash (Outflow) Inflow from Operating Activities

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
(Loss) profit from ordinary activities after income tax	**(201,554)**	(249,799)	**(208,720)**	(252,919)
Correction of fundamental error	**–**	–	**46,625**	–
Depreciation and amortisation	**38,584**	76,129	**11,932**	4,321
Amortisation of borrowing costs	**–**	4,126	**–**	4,126
Equity accounted losses	**2,950**	3,488	**–**	–
Unrealised profit on sales to equity associate	**–**	2,006	**–**	–
Interest on equity component of convertible note	**870**	969	**870**	969
(Profit) loss on sale of property, plant and equipment	**(736)**	616	**85**	–
Provision for employee entitlements	**345**	387	**91**	–
Provision for warranty	**589**	(2,185)	**–**	–
Provision for inventories	**328**	(4,567)	**–**	–
Write down to recoverable amount of investment	**4,790**	–	**13,625**	(4,338)
Write down to recoverable amount of intangibles	**2,465**	–	**–**	–
Provision for doubtful debts	**16,101**	(5,678)	**103,744**	190,000
Foreign exchange – net	**112**	1,257	**6,687**	(43)
Write down of investments	**–**	59,933	**–**	27,771
Net (profit) loss on sale of investments	**(5,247)**	14,064	**–**	11,797
Loss on sale of former controlled entity	**56,394**	–	**–**	–
Reinvestment of dividends received	**–**	(791)	**–**	–
Changes in assets and liabilities:				
(Increase) decrease in prepayments	**1,318**	(4,986)	**(154)**	299
(Increase) decrease in trade debtors	**33,370**	5,150	**4,054**	10,166
(Increase) decrease in inventory	**25,878**	20,152	**751**	(111)
(Increase) decrease in other assets	**–**	–	**–**	–
(Increase) decrease in future income tax benefit	**–**	23,593	**–**	135
(Increase) decrease in other debtors	**1,811**	(3,968)	**5,959**	30
Increase (decrease) in trade creditors	**(1,752)**	(14,745)	**102**	–
Increase (decrease) in accrued expenses	**(9,245)**	16,590	**905**	11
Increase (decrease) in deposits held and deferred income	**17,533**	6,820	**–**	–
Increase (decrease) in provisions	**929**	5,722	**703**	–
Increase (decrease) in deferred income tax liability	**–**	(19,625)	**–**	(3,644)
Increase (decrease) in other non-current liabilities	**10,715**	10,629	**–**	–
Net cash (outflow) inflow from operating activities	**(3,452)**	(54,713)	**(12,741)**	(11,430)

Notes to the Financial Statements
30 JUNE 2003

43 Reconciliation of (Loss) Profit from Ordinary Activities After Income Tax to Net Cash (Outflow) Inflow from Operating Activities (continued)

Financing Arrangements

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
The consolidated entity has access to the following financing facilities:				
Total facilities available at balance date				
Stand-by credit lines	**25,435**	38,636	**25,435**	20,000
Leasing	**–**	940	**–**	761
	25,435	39,576	**25,435**	20,761
Facilities utilised at balance date				
Stand-by credit lines	**25,435**	36,459	**25,435**	20,000
Leasing	**–**	940	**–**	761
	25,435	37,399	**25,435**	20,761
Facilities not utilised at balance date				
Stand-by credit lines	**–**	2,177	**–**	–
Leasing	**–**	–	**–**	–
	–	2,177	**–**	–

The leasing facilities were used to fund property, plant and equipment including computer equipment. The facilities were non-revolving and have now been fully paid out.

The stand-by credit lines may be drawn at any time and are subject to annual review. The $20,000,000 Commonwealth Bank of Australia facility was fully paid during 2003.

44 Non-Cash Financing and Investing Activities

Shares in the parent entity were issued upon conversion of the listed convertible notes into ordinary shares to the value of $250,000,000 (2002: $7,177,500). (Refer to note 25 for further details of the convertible notes.)

The parent entity also issued ordinary shares to the value of $9,374,223 (refer to note 28) in satisfaction of an interest payment due on the listed convertible notes and ordinary shares with a face value of $1,495,940 upon the conversion of unlisted convertible notes to equity.

During the previous financial year, the parent entity issued ordinary share capital to the value of $21,151,614 (refer to note 28) as partial consideration for the acquisition of the shares which the consolidated entity did not already own in Proton World International SA. The purchase price also included a deferred cash settlement of $48,906,530. (Refer to note 39 for further details of this acquisition.)

Notes to the Financial Statements

30 JUNE 2003

45 Earnings per Share

	Consolidated 2003 Cents	Consolidated 2002 Cents
Basic (loss) earnings per share	**(188.8)**	(316.6)
Diluted (loss) earnings per share	**(188.8)**	(316.6)

	Consolidated 2003 $000	Consolidated 2002 $000
Earnings used in calculating basic earnings per share and diluted earnings per share	**(198,258)**	(243,879)

	Consolidated 2003 Number	Consolidated 2002 Number
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**105,009,913**	77,032,869

In accordance with the 2003 Recapitalisation Proposal, the Company implemented a ten for one share consolidation. The comparative has been adjusted to reflect this consolidation.

Diluted Earnings per Share

The following weighted average potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:

	Consolidated 2003 Number	Consolidated 2002 Number
Convertible notes	**7,264,955**	10,190,497
Options	**1,815,299**	1,063,466
	9,080,254	11,253,963

There have been no other conversions to, call of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.

46 Financial Instruments

(i) Off-Balance Sheet Derivative Instruments

ERG Limited and certain controlled entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates and to trade.

Forward Exchange Contracts

The consolidated entity enters into forward foreign exchange contracts to hedge certain anticipated purchase and sale commitments denominated in foreign currencies.

Notes to the Financial Statements
30 JUNE 2003

46 Financial Instruments (continued)

Sell Foreign Currency	Buy Australian Dollars 2003 $000	Buy Australian Dollars 2002 $000	Average Exchange Rate 2003	Average Exchange Rate 2002
Maturity				
Less than one year:				
Hong Kong dollar	-	11,985	-	4.1328
Singapore dollar	-	5,494	-	1.0663
New Zealand dollar	-	345	-	1.2185
	-	17,824		
Later than one year but not later than two years:				
Hong Kong dollar	-	4,900	-	4.2213
	-	4,900		
Later than two years but not later than five years:				
Hong Kong dollar	-	1,896	-	3.9560
	-	1,896		

As these contracts are hedging anticipated future purchases or sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur.

There were no outstanding contracts to buy foreign currency at 30 June 2002 or 30 June 2003.

The net unrecognised loss on hedges of anticipated foreign currency purchases and sales at 30 June 2003 was nil (2002: loss $23,624).

(ii) Credit Risk Exposure

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has adopted the policy of only dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The consolidated entity measures credit risk on a fair value basis.

The consolidated entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

Foreign exchange contracts are subject to credit risk in relation to the relevant counterparties, which are principally large banks. The maximum credit risk exposure on foreign currency contracts is the full amount of the foreign currency the consolidated entity pays when settlement occurs, should the counterparty fail to pay the amount which it is committed to pay the consolidated entity. The full amount of the exposure is disclosed in note 46(i).

(iii) Interest Rate Risk Exposure

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities are set out on the following page.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

Notes to the Financial Statements

30 JUNE 2003

46 Financial Instruments (continued)

2003

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 Year or Less $000	Fixed Interest Maturing in: Over 1 to 5 Years $000	Non-Interest Bearing $000	Total $000
Financial Assets						
Cash and deposits	8	21,604	259	–	1,010	22,873
Receivables	9, 13	–	–	–	171,894	171,894
Other financial assets	11, 15	–	–	–	724	724
		21,604	259	–	173,628	195,491
Weighted average interest rate		2.57%	3.52%			
Financial Liabilities						
Trade and other creditors	19, 24	–	–	–	59,888	59,888
Other loans	20, 23, 25, 27	–	32,210	25,435	1,302	58,947
Provisions	22, 26	–	–	–	12,380	12,380
		–	32,210	25,435	73,570	131,215
Weighted average interest rate			3.57%	10.00%		
Net financial assets (liabilities)		21,604	(31,951)	(25,435)	100,058	64,276

2002

	Notes	Floating Interest Rate $000	Fixed Interest Maturing in: 1 Year or Less $000	Fixed Interest Maturing in: Over 1 to 5 Years $000	Non-Interest Bearing $000	Total $000
Financial Assets						
Cash and deposits	8	38,919	–	–	(518)	38,401
Receivables	9, 13	–	6,340	17,756	168,187	192,283
Other financial assets	11, 15	–	–	–	21,347	21,347
		38,919	6,340	17,756	189,016	252,031
Weighted average interest rate		3.25%	5.24%	5.24%		
Financial Liabilities						
Bank overdrafts and commercial bills	20, 25	–	29,417	7,011	–	36,428
Trade and other creditors	19	–	–	–	93,224	93,224
Convertible notes	20, 25	–	22,818	247,218	–	270,036
Other loans	20, 23, 25	–	25,165	14,529	5,637	45,331
Lease liabilities	20, 25	–	817	123	–	940
Provisions	22, 26	–	–	–	12,435	12,435
		–	78,217	268,881	111,296	458,394
Weighted average interest rate			5.61%	7.24%		
Net financial assets (liabilities)		38,919	(71,877)	(251,125)	77,720	(206,363)

Notes to the Financial Statements
30 JUNE 2003

46 Financial Instruments (continued)

Reconciliation of Net Financial Assets to Net Assets

	Notes	2003 $000	2002 $000
Net financial (liabilities) as per previous page		**64,276**	(206,363)
Non-financial assets and liabilities:			
Inventories	10	**25,053**	34,902
Investments accounted for using the equity method	14	**2,405**	5,355
Property, plant and equipment	16	**70,226**	84,841
Intangibles	17	**89,926**	243,243
Other assets	12, 18	**26,401**	49,764
Current tax liabilities	21	**(969)**	(803)
Other liabilities	23, 27	**(78,603)**	(59,192)
Net assets per statement of financial position		**198,715**	151,747

(iv) **Net Fair Value of Financial Assets and Liabilities**

On-Statement of Financial Position

In the opinion of the Directors, the net fair value of financial assets and financial liabilities approximates their carrying value.

Off-Statement of Financial Position

For forward exchange contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity profiles.

47 Technology Investment Transaction

ERG IP Pty Ltd (ERG IP) has previously entered into a Technology Investment Transaction with two investors ("the Investors"). Under the transaction, ERG IP is required to pay the Investors a royalty based on a percentage of certain revenues derived by the ERG Group. Royalties payable to the Investors are accrued as an expense from ordinary activities in the year incurred. A royalty expense of $54,875 was attributable to the current financial year (2002: $182,957).

In certain limited circumstances, ERG IP may be required to subscribe for shares ("Subscription Obligation") in the Investors. ERG IP's Subscription Obligation, if called upon, will be fully set-off against a security deposit established by ERG IP at the time of the transaction. The security deposit and Subscription Obligation have not been recorded in the statement of financial position.

At 30 June 2003, the security deposit of $36,130,000 (2002: $33,567,000) would fully discharge the potential Subscription Obligation.

In certain limited circumstances, the parent entities of the Investors also have the right to exercise put options in respect of the shares they hold in the Investors. If the put options were exercised at 30 June 2003, it is estimated that ERG IP's potential liability would range between $2 and $11,356,193 (2002: $2 and $10,525,133). The put options have not been recorded in the statement of financial position.

The Subscription Obligation and put options may be enacted in circumstances which include failure by the parties to meet performance obligations, material misrepresentations, winding up or dissolution of any of the parties, the appointment of a receiver or receiver and manager, trustee, administrator or similar officer, the disallowance of all or any part of licence fees as a deduction from the assessable income of the Investors, and the expiration or termination of the transaction agreement.

Notes to the Financial Statements
30 JUNE 2003

48 Fundamental Error

ERG Limited (Italian Branch) was incorporated on 28 March 2000. Being a branch office of the parent entity, the assets, liabilities and performance of this office are required to be included both within the parent entity and the consolidation information in the financial report. However, since incorporation, the assets, liabilities and performance of ERG Limited (Italian Branch) have been recorded only on a consolidated basis. Accordingly, the parent entity information has been misstated for the effect of this branch office. The amount of the correction to accumulated losses at 1 July 2001 is $5,308,665 loss. For the financial year ended 30 June 2002, the effect on the statement of financial performance is to increase the loss by $41,316,249. The following restated statement of financial performance, statement of financial position and statement of cash flows show the effect of these adjustments had they been corrected in the 2002 financial year.

The net effect of the adjustments detailed above have actually been corrected in the financial year ended 30 June 2003, being the first year this error was noted, and have been reflected on the statement of financial performance as a correction of fundamental error amounting to $46,624,914. There is no tax effect resulting from this adjustment.

Notes to the Financial Statements
30 JUNE 2003

48 Fundamental Error (continued)

Restated Statement of Financial Performance for the Year Ended 30 June 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Revenue from ordinary activities	**327,631**	301,552	**38,519**	36,746
Expenses from ordinary activities	**(504,729)**	(514,499)	**(181,559)**	(305,681)
Borrowing costs	**(21,159)**	(29,703)	**(19,055)**	(27,993)
Share of net loss of associates accounted for using the equity method	**(2,950)**	(3,488)	**–**	–
Correction of fundamental error	**–**	–	**–**	–
(Loss) from ordinary activities before income tax	**(201,207)**	(246,138)	**(162,095)**	(296,928)
Income tax (expense) benefit relating to ordinary activities	**(347)**	(3,661)	**–**	3,509
(Loss) from ordinary activities after related income tax	**(201,554)**	(249,799)	**(162,095)**	(293,419)
Net loss attributable to outside equity interest	**3,296**	5,920	**–**	–
Net (loss) attributable to members of ERG Limited	**(198,258)**	(243,879)	**(162,095)**	(293,419)
Net exchange differences on translation of financial reports of self-sustaining foreign operations	**(7,345)**	(1,183)	**714**	(816)
Total changes in equity other than those resulting from transactions with owners as owners	**(205,603)**	(245,062)	**(161,381)**	(294,235)
	Cents	Cents		
Basic (loss) earnings per share	**(188.8)**	(316.6)		
Diluted (loss) earnings per share	**(188.8)**	(316.6)		

Notes to the Financial Statements
30 JUNE 2003

48 Fundamental Error (continued)

Restated Statement of Financial Position as at 30 June 2003

	Consolidated 2003 $000	Consolidated 2002 $000	Parent Entity 2003 $000	Parent Entity 2002 $000
Current Assets				
Cash assets	**22,873**	38,401	**12,475**	3,633
Receivables	**81,523**	124,650	**7,472**	12,940
Inventories	**25,053**	34,902	**1,675**	2,359
Other financial assets	**–**	15,793	**–**	–
Other	**12,705**	21,466	**1,005**	6,603
Total current assets	**142,154**	235,212	**22,627**	25,535
Non-Current Assets				
Receivables	**90,371**	67,633	**128,840**	277,841
Investments accounted for using the equity method	**2,405**	5,355	**–**	–
Other financial assets	**724**	5,554	**8,286**	21,911
Property, plant and equipment	**70,226**	84,841	**53,666**	63,089
Intangible assets	**89,926**	243,243	**26,294**	30,044
Other	**13,696**	28,298	**–**	–
Total non-current assets	**267,348**	434,924	**217,086**	392,885
Total assets	**409,502**	670,136	**239,713**	418,420
Current Liabilities				
Payables	**59,846**	93,224	**12,059**	21,068
Interest-bearing liabilities	**32,212**	78,217	**–**	42,818
Current tax liabilities	**969**	803	**–**	–
Provisions	**12,021**	11,970	**1,706**	932
Other	**22,069**	14,991	**2,805**	4,337
Total current liabilities	**127,117**	199,205	**16,570**	69,155
Non-Current Liabilities				
Payables	**42**	–	**42**	–
Interest-bearing liabilities	**25,435**	268,881	**25,435**	247,218
Provisions	**359**	465	**–**	–
Other	**57,834**	49,838	**–**	–
Total non-current liabilities	**83,670**	319,184	**25,477**	247,218
Total liabilities	**210,787**	518,389	**42,047**	316,373
Net assets	**198,715**	151,747	**197,666**	102,047
Equity				
Parent entity interest				
Contributed equity	**617,831**	361,964	**617,831**	361,964
Reserves	**(9,705)**	(4,016)	**714**	(1,134)
(Accumulated losses)	**(423,228)**	(223,314)	**(420,879)**	(258,783)
Total parent entity interest	**184,898**	134,634	**197,666**	102,047
Outside equity interests in controlled entities	**13,817**	17,113	**–**	–
Total equity	**198,715**	151,747	**197,666**	102,047

Notes to the Financial Statements
30 JUNE 2003

48 Fundamental Error (continued)

Restated Statement of Cash Flows for the Year Ended 30 June 2003

	Consolidated		Parent Entity	
	2003 $000	2002 $000	2003 $000	2002 $000
Cash Flows from Operating Activities				
Receipts from customers	**257,729**	279,231	**30,917**	22,868
Payments to suppliers and employees	**(224,279)**	(300,609)	**(26,810)**	(40,064)
Dividends received	**–**	3	**–**	–
Interest received	**950**	3,303	**451**	2,720
Income tax (paid) refund received	**(181)**	110	**–**	–
Government grants received	**–**	1	**–**	–
Interest paid and borrowing costs	**(13,671)**	(24,215)	**(10,919)**	(23,160)
Research and development expenditure	**(16,956)**	(10,594)	**–**	–
Redundancy costs	**(664)**	(1,943)	**–**	–
Restructure and advisory costs	**(6,380)**	–	**(6,380)**	–
Net cash (outflow) inflow from operating activities	**(3,452)**	(54,713)	**(12,741)**	(37,636)
Cash Flows from Investing Activities				
Research and development expenditure capitalised	**–**	(12,583)	**–**	–
Repayments from associated entity	**8,721**	–	**8,721**	9,364
Advances to associated entity	**(7,675)**	(2,170)	**–**	–
Payments for investment in associated entity	**(4,337)**	(13,983)	**(4,337)**	(13,983)
Payment for purchase of controlled entity, net of cash acquired	**–**	(7,455)	**–**	–
Proceeds from sale of investment in associated entity	**5,000**	–	**–**	–
Proceeds from sale of controlled entity, net of cash disposed	**48,956**	–	**–**	–
Payment for purchase of technology licence	**(8,905)**	–	**–**	–
Payments for property, plant and equipment	**(4,395)**	(14,911)	**(1,999)**	–
Payments for purchase of investment	**–**	(6,139)	**–**	–
Proceeds from sale of property, plant and equipment	**2,379**	795	**1,409**	–
Proceeds from sale of investment	**16,125**	22,604	**–**	–
Net cash inflow (outflow) from investing activities	**55,869**	(33,842)	**3,794**	(4,619)
Cash Flows from Financing Activities				
Advances to controlled entities	**–**	–	**53,602**	(62,109)
Proceeds from issue of shares	**–**	99,954	**–**	99,954
Dividends paid	**(17)**	(4,885)	**(17)**	(4,885)
Repayment of other loans	**(23,719)**	(5,259)	**(16,392)**	–
Repayment of convertible notes	**(21,322)**	–	**(21,322)**	–
Share issue expenses	**(2,445)**	–	**(2,445)**	–
Proceeds of other loans	**41,827**	–	**41,827**	–
Bond payments	**(32,179)**	–	**(17,566)**	–
Proceeds from commercial bills	**–**	45,000	**–**	45,000
Repayment of commercial bills	**(20,000)**	(35,000)	**(20,000)**	(35,000)
Repayment of finance lease principal	**(942)**	(1,321)	**–**	–
Net cash inflow (outflow) from financing activities	**(58,797)**	98,489	**17,687**	42,960
Net increase (decrease) in cash held	**(6,380)**	9,934	**8,740**	705
Cash at the beginning of the financial year	**28,984**	20,512	**3,633**	2,888
Effects of exchange rate changes on opening cash held in foreign currencies	**269**	(1,462)	**102**	40
Cash at the end of the financial year	**22,873**	28,984	**12,475**	3,633

Directors' Declaration

The Directors declare that:

(a) the financial statements and notes thereto set out on pages 8 to 68

(i) comply with Accounting Standards

(ii) give a true and fair view of the financial position and performance of the Company and the consolidated entity

(b) in the Directors' opinion

(i) the financial statements and notes thereto are in accordance with the *Corporations Act 2001*

(ii) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

At the date of this declaration, the Company is within the class of companies affected by ASIC Class Order 98/1418. The nature of the Deed of Cross-Guarantee is such that each company which is party to the deed guarantees to each creditor the payment in full of any debt in accordance with the Deed of Cross-Guarantee.

In the Directors' opinion, there are reasonable grounds to believe that the Company and the companies to which the ASIC Class Order applies, as detailed in note 40 to the financial statements, will, as a group, be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed of Cross-Guarantee.

Signed in accordance with a resolution of Directors made pursuant to s295(5) of the *Corporations Act 2001*.

On behalf of the Directors



P J Fogarty
Director

Perth, Western Australia, 30 September 2003

Independent Audit Report to the Members of ERG Limited

Deloitte Touche Tohmatsu

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the Directors' declaration for both ERG Limited (the Company) and the consolidated entity, for the financial year ended 30 June 2003 as set out on pages 8 to 69. The consolidated entity comprises the Company and the entities it controlled at the year's end or from time to time during the financial year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgment, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the *Corporations Act 2001* and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit Opinion

In our opinion, the financial report of ERG Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

Peter McIver.

P McIver
Partner
Chartered Accountants

Perth, Western Australia, 30 September 2003

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the *Professional Standards Act 1994 (NSW)*.

Investor Information

The investor information set out below was applicable as at 23 September 2003.

Twenty Largest Shareholders

Name	Number of Shares	Percentage of Issued Capital
J P Morgan Nominees Australia Limited	47,186,043	17.64
National Nominees Limited	12,633,882	4.72
Westpac Custodian Nominees Limited	11,093,820	4.15
HSBC Custody Nominees (Australia) Limited	10,993,966	4.11
PAN Australian Nominees Pty Limited	9,755,867	3.65
ANZ Nominees Limited	4,096,229	1.53
Banksys SA	3,101,651	1.16
AMP Life Limited	2,736,014	1.02
UCA Growth Fund Limited	2,000,000	0.75
Beck Corporation Pty Ltd	1,900,000	0.71
Tower Trust Limited	1,698,654	0.64
American Express Travel Related Services Company Inc	1,484,165	0.55
Interpay Nederland BV	1,484,165	0.55
Visa International Service Association	1,484,165	0.55
Comsec Nominees Pty Limited	1,087,348	0.41
Citicorp Nominees Pty Limited	1,084,176	0.41
Utilico International Limited	1,063,764	0.40
Townson Property Corporation Pty Ltd	1,044,000	0.39
Mr Peter John Fogarty	794,494	0.30
KPL Limited	749,731	0.28
	117,472,134	43.92

Substantial Shareholders

The Ingot Entities collectively hold 64,317,041 shares as at 23 September 2003. The majority of the beneficial holdings are held through nominee registered holders. The beneficial holdings are detailed as follows:

Entity	Address	Holding
Utilico Investment Trust PLC	8th Floor, Exchange House, Primrose Street London EC2A 2NY England	44,502,210
Ingot Capital Investments Pty Limited	Level 11, 1 York Street Sydney NSW 2000 Australia	9,819,436
Stocks Convertible Trust PLC	77a High Street, Brentwood Essex CM14 4RR England	8,891,739
Utilico International Limited	97 The Terrace Wellington New Zealand	1,103,656

Distribution of Listed Ordinary Shareholders

Units Held – Listed Ordinary Shares	Holders	Total Units	Percentage
1 – 1,000	31,933	13,137,781	4.9
1,001 – 5,000	13,136	30,848,415	11.5
5,001 – 10,000	2,479	18,920,461	7.1
10,001 – 100,000	2,154	56,387,010	21.1
100,001+	156	148,201,882	55.4
	49,858	267,495,549	100.0

There were 22,554 holders of less than a marketable parcel of shares.

The percentage of the total holding held by the twenty largest shareholders was 43.92%.

Investor Information

Shareholder Enquiries

Shareholders seeking information regarding their shareholdings should contact the Company's share registry:

Computershare Investor Services Pty Limited
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000
Telephone +61 8 9323 2000
Facsimile +61 8 9323 2033
Website www.computershare.com
Email perth.services@computershare.com.au

Each enquiry should refer to the Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown on the holding statements and dividend statements.

Alternatively, you can conveniently check your details by visiting our website www.erggroup.com and clicking on the Investor Relations heading. For security reasons you will then need to key in your SRN or HIN, plus family name and postcode, to enable you to access your personal information.

This service can provide you with:

- current holding balances
- dividend history
- tax file number (TFN) quotation status
- historical price information
- graphs of the share price against market indices
- downloadable forms for making changes to your shareholder details, such as change of address or dividend direct credit instructions.

Your Shareholding in ERG Limited

ERG Limited is a participating company in the Australian Stock Exchange's Clearing House Electronic Subregister System (CHESS) which provides a faster and more efficient settlement of share sales and purchases.

Shareholders with queries concerning the operation of CHESS may contact their stockbroker, the Australian Stock Exchange or the Company's share registry detailed above. Shareholders with specific enquiries about their buy and sell transactions should contact their sponsoring stockbroker.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Change of Address

If you change your address, please notify the share registry in writing as soon as possible, quoting your SRN and your old address for security purposes. Broker-sponsored shareholders should directly notify their sponsoring stockbroker.

Change of Name

Shareholders who have changed their name should notify the share registry or their sponsoring stockbroker in writing attaching a copy of the relevant marriage certificate or deed poll.

Tax File Number

The Company is obliged to deduct tax from dividend payments to shareholders registered in Australia who have not quoted their TFN to the Company. *If you have not already quoted your TFN, you may do so by contacting the share registry.*

Removal from Annual Report Mailing List

Shareholders who do not wish to receive the annual report, or who are receiving more than one copy, or elect to view the annual report through our website, should advise the registry in writing.

Group Directory

AUSTRALIA

Western Australia

Head Office
ERG Group
247 Balcatta Road
Balcatta WA 6021
Telephone +61 8 9273 1100
Facsimiles
ERG Group (Corporate) +61 8 9273 1208
ERG Card Systems +61 8 9273 1127
ERG Transit Systems +61 8 9344 3686
Administration/Accounts +61 8 9273 1189

New South Wales

ERG Transit Systems Ltd
Unit A, 28–32 Egerton Street
Silverwater NSW 2128
Telephone +61 2 8748 0800
Facsimile +61 2 9748 8760

ERG Card Systems (Aust) Ltd
ERG Transit Systems Ltd
Town Hall House
Level 21, 456 Kent Street
Sydney NSW 2000
Telephone +61 2 9390 5503
Facsimile +61 2 9390 5599

Victoria

ERG Transit Systems Ltd
121–127 High Street
Prahran Vic 3181
Telephone +61 3 9526 2300
Facsimile +61 3 9526 2433

Queensland

ERG Transit Systems Ltd
Unit 3, 80 Hope Street
South Brisbane Qld 4101
Telephone +61 7 3255 0299
Facsimile +61 7 3255 0549

BELGIUM

ERG Transit Systems (Eur) NV
Kleine Kloosterstraat 23
1932 Zaventem
Telephone +32 2 722 8911
Facsimile +32 2 720 8794

CANADA

ERG Transit Systems (NA)
Suite 18, 151 Brunel Road
Mississauga ONT L4Z 2H6
Telephone +1 905 890 2794
Facsimile +1 905 890 4590

FRANCE

ERG Transit Systems (Fra) SA
17B, rue Alain Savary
25000 Besançon
Telephone +33 3 81 40 11 40
Facsimile +33 3 81 53 73 84

HONG KONG

ERG Transit Systems (HK) Ltd
Unit 1310–11, Telford House
16 Wang Hoi Road
Kowloon Bay
Telephone +852 2798 7339
Facsimile +852 2753 8798

ITALY

ERG Limited
Via Torino 107
00184 Rome
Telephone +39 06 4786 61
Facsimile +39 06 4786 6225

SINGAPORE

ERG Transit Systems (Sing) Pte Ltd
73 Bukit Timah Road
#05–01 Rex House
Singapore 229832
Telephone +65 6837 2273
Facsimile +65 6837 2298

SWEDEN

ERG Transit Systems (Scand) AB
Arenavägen 47
SE–121 26 Stockholm-Globen
Telephone +46 8 659 0800
Facsimile +46 8 659 7730

UNITED KINGDOM

ERG Transit Systems (UK) Ltd
Unit 1 Riverside
Waters Meeting Road
The Valley
Bolton BL1 8TT
Telephone +44 1204 384 709
Facsimile +44 1204 384 806

UNITED STATES

California

ERG Transit Systems (USA) Inc
Suite 900, 1800 Sutter Street
Concord CA 94520
Telephone +1 925 686 8200
Facsimile +1 925 686 8220

Washington

ERG Transit Systems (USA) Inc
Suite 1N, 411 First Avenue South
Seattle WA 98104
Telephone +1 206 749 5500
Facsimile +1 206 749 9670



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